2008
ANNUAL REPORT

FIDELITY SOUTHERN CORPORATION

Fidelity Southern Corporation ("Fidelity"), a Georgia corporation incorporated on August 3, 1979, is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

Fidelity Bank was founded in 1974 and is one of the largest community banks in metro Atlanta.

Fidelity Southern Corporation, through its operating subsidiaries Fidelity Bank (www.lionbank.com) and LionMark Insurance Company, provides a wide range of banking, mortgage and investment services, and credit-related insurance products to a growing customer base through 23 branches in Atlanta, Georgia, and a branch in Jacksonville, Florida.

As of December 31, 2008, Fidelity had total assets and shareholders' equity of $1.76 billion and $136.6 million, respectively.

Common Stock:

Fidelity's common stock trades on the NASDAQ Global Select Market under the symbol LION.

Annual Meeting:

The Annual Meeting of Shareholders will be held on Thursday, April 23, 2009, at 3:00 p.m. in Fidelity's Board Room, Suite 1550, at 3490 Piedmont Road, NE, Atlanta, Georgia 30305.

LETTER FROM THE CHAIRMAN

March 16, 2009

To Our Shareholders:

We have talked about the strengths of your company repeatedly over the last several years and those strengths have now put us in a unique position in the Atlanta market. We are a public company with the transparency that brings. And with our 23 branches and their professional bankers, we have the only substantial deposit generating capacity of all the community banks here. Our back office is, in fact, front and center with sophisticated technology, systems, and controls in place, with well-trained and motivated professionals.

The most unique distinguishing feature is, however, our diversified loan portfolio which is contrary to other community banks in Atlanta, as they have concentrated on real estate loans, both residential and commercial.

Just as important as what we do is what we do not do. We have not owned subprime mortgages nor any of the so-called toxic assets. Our securities portfolio is plain vanilla which means, among other things, no derivatives. We do not have a non-owner occupied commercial real estate portfolio. We have not bought loan participations from others.

We do have increased focus in our business lending, SBA lending, mortgage lending, and indirect automobile lending. Though at a greatly reduced level, we continue to make residential construction loans. Our residential construction business is clearly laid out in this report with its risk level easy to measure and easy to monitor. We examine this portfolio rigorously and mark it to market at least quarterly. Our efforts to sell properties we now own are aggressive and we extend help to our builders in their sales efforts, too. House prices have already declined to historical trend lines and the oversupply continues to decline. For us, not selling at liquidation prices has been a prudent decision.

Again, contrary to some banks, it is important that our home equity portfolio is very small and was generated in-house.

Commercial business lending has continued its steady growth and margins have begun to expand. Lenders have been added this year and we look to hire others.

SBA lending slowed with the freeze-up of the financial markets. Those markets now are functioning again and should improve. We have added lenders here this year and plan on having continuing contributions from this decision.

Mortgage lending has significantly increased in 2009 with the refinance boom. We sell these loans to others as we do with some of our SBA loans and automobile loans. As the mortgage market develops, we expect to take market share. We have planned for well over a year to expand our effort in mortgage finance, as many smaller mortgage shops closed, leaving a natural void for a bank mortgage lender.

Our indirect automobile lending has been the safety valve for us during this recession, because it had about thirty million dollars in loans which paid off each month, providing liquidity and, effectively, capital. We now have stepped up our effort in automobile lending with hiring more people and signing up new dealerships as customers. Charge-offs have indeed increased, but the business remains profitable.

The actions we took in 2007 and 2008 were necessary so that we could absorb the losses caused by residential real estate. Overhead was reduced substantially by the painful trimming of staff and by controlling loan production. However, the taking of $48.2 million in TARP funding has altered the picture, making the steps in lending activities outlined above possible. Contrary to the beliefs of some, TARP funding is a loan from the government with warrants attached and an interest rate of 5%.

For us, taking this loan was prudent. Risk based capital improved from 10.29% at December 31, 2007, to 12.92% at December 31, 2008. Our focus has shifted again to providing for slow and steady growth. If we are able to find the right fit, we want to add to our footprint here in Atlanta or perhaps in Florida where we have one branch in Jacksonville and substantial loan business there.

Dr. Don Harp was elected to the Board of Directors in August 2008. Dr. Harp is Minister Emeritus of Peachtree Road United Methodist Church, after having served as its Senior Minister for twenty years. After graduating from Young Harris Junior College, Dr. Harp received his Bachelor of Arts degree from Huntingdon College, his Masters of Divinity from Emory University, and his Doctorate of Divinity from McCormick Theological Seminary at the University of Chicago. Dr. Harp is a member of the Buckhead Coalition and a Trustee of Young Harris College. He teaches at the Candler School of Theology at Emory University. Dr. Harp's deep involvement in the community and understanding of the role of institutions will be immensely valuable to our organization.

We also learned in March this year that James H. Miller III will not stand for re-election to our Board. He has been named President of Southern Nuclear Operating Company, a division of Southern Company, and has moved to Birmingham, Alabama. We will miss his insightful advice, but know he and his wife Kathy will thrive in Birmingham.

Stephen H. Brolly was promoted to Chief Financial Officer in December. Prior to being named Interim CFO in August 2008, Steve had been Treasurer for the Company since May 2006. He has almost ten years of financial institution management experience with a publicly traded (NASDAQ) financial institution. He is a certified public accountant, having worked approximately 13 years in the audit practice of Deloitte & Touche's Philadelphia office. He received his Bachelor of Science degree in accounting from Drexel University in Philadelphia.

We have had much hurt throughout the bank over the last year with many deaths affecting our families. Rod Marlow, our Chief Financial Officer until August 2008, after long service as Controller, died in January 2009. We are all saddened by this terrible loss.

Karina Lichirie Miller, my wife, died suddenly in November 2008. She had served on the board of a subsidiary, Fidelity National Capital Investors, and attended bank board meetings for years. She was an integral part of this bank's success since 1976 and is directly responsible for many of our customers being here. For the outpouring of sympathy and support, my family and I are forever grateful.

FIDELITY SOUTHERN CORPORATION
3490 Piedmont Road NE
Suite 1550
Atlanta, Georgia 30305

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on March 19, 2009

The Special Meeting of Shareholders of Fidelity Southern Corporation will be held at One Securities Centre, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305, on Thursday, March 19, 2009, at 2:00 p.m. for the following purposes:

1. To approve the reservation of 2,277,790.29 shares of the Company's common stock (2,266,458 shares adjusted for the stock dividend to be distributed by the Company on February 13, 2009) (the "Warrant Shares") for issuance upon the exercise of that certain Warrant dated December 19, 2008, issued in connection with Fidelity Southern Corporation's participation in the U.S. Treasury's TARP Capital Purchase Program. The number of shares reserved may be modified in accordance with the terms of the Warrant.

2. To grant management of Fidelity Southern Corporation the authority to adjourn the Special Meeting to another time and date in order to allow the Board of Directors to solicit additional proxies or attendance at the Special Meeting.

3. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

Only shareholders of record at the close of business on February 4, 2009, will be entitled to notice of and to vote at the Special Meeting or any adjournment thereof.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on March 19, 2009: The proxy statement is available at http://materials.proxyvote.com/316394.

A Proxy Statement and a Proxy are enclosed. Whether or not you plan to attend, please vote your shares by completing, signing, dating, and returning the enclosed Proxy as soon as possible in the postage-paid envelope provided.

By Order of the Board of Directors,

Martha C. Fleming
Corporate Secretary

February 6, 2009

Table of Contents

FIDELITY SOUTHERN CORPORATION
3490 Piedmont Road NE
Suite 1550
Atlanta, Georgia 30305

PROXY STATEMENT

GENERAL INFORMATION

The enclosed proxy card is solicited on behalf of the Board of Directors of Fidelity Southern Corporation ("Fidelity" or "Company") in connection with the Special Meeting of Shareholders ("Special Meeting") to be held at One Securities Centre, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305, on Thursday, March 19, 2009, at 2:00 p.m., and at any adjournment thereof. This proxy statement and the enclosed proxy card are being mailed to our shareholders on or about February 11, 2009.

Your vote is very important. For this reason, the Board of Directors is requesting that you permit your common stock to be represented at the Special Meeting by the individuals named on the enclosed proxy card. If no specification is made, the proxies will be voted for approval of the Reservation of the Warrant Shares and for the Adjournment Proposal, and upon such other matters as may properly come before the Special Meeting or any adjournment thereof, according to the best judgment of the Proxy Committee elected by the Board of Directors and composed of Edward G. Bowen, M.D. and H. Palmer Proctor, Jr.

The presence of a majority of the votes entitled to be cast at the Special Meeting, represented in person or by proxy, will constitute a quorum. A majority of the votes cast at the Special Meeting is required to approve the Reservation of the Warrant Shares, the Adjournment Proposal, and any other proposals, unless the vote of a greater number is required by law.

Who Can Vote

Each shareholder of record at the close of business on February 4, 2009, is entitled to notice of and to vote at the Special Meeting or any adjournment thereof. Each share of Fidelity common stock entitles the shareholder to one vote on any matter coming before a meeting of Fidelity shareholders. On February 4, 2009, the record date for the Special Meeting, there were 9,632,341 shares of Fidelity common stock outstanding and eligible to vote. The enclosed proxy card shows the number of shares that you are entitled to vote. If you own any shares in Fidelity's Direct Stock Purchase and Dividend Reinvestment Plan or the Employee Stock Purchase Plan, the enclosed proxy card includes the number of shares you had in that plan on the record date for the Special Meeting, as well as the number of shares registered in your name.

How Do I Cast My Vote

If you are the record owner of your shares (either in certificates, book-entry, or in the Direct Stock Purchase and Dividend Reinvestment Plan or the Employee Stock Purchase Plan), you have the following voting options:

- By mail by completing, signing, dating, and returning the enclosed proxy card; or
- By attending the Special Meeting and voting your shares in person.

Even if you plan to attend the Special Meeting, we encourage you to vote your shares by proxy.

If you provide specific voting instructions, your shares will be voted as instructed. If you hold shares in your name and sign and return a proxy card without giving specific voting instructions, your shares will be voted for the proposals at the Special Meeting. If you hold your shares in your name and do not return a valid proxy or vote in person at the Special Meeting, your shares will not be voted.

If you hold your shares in a brokerage account or through another nominee, your broker or nominee (the "record holder") is forwarding these proxy materials to you along with voting instructions. The record holder is required to vote your shares in accordance with your instructions. If you do not give the record holder instructions, the record holder may have the authority to vote your shares in its discretion if permitted by the exchange or other organization of which the record holder is a member. Although most brokers and nominees offer telephone voting, availability and specific procedures will depend on their voting arrangements. Please follow their directions carefully.

Every vote is important! Please vote your shares promptly.

What Am I Voting On

There are two proposals that will be presented for your consideration at the Special Meeting:

- *Proposal One.* To approve the reservation of 2,277,790.29 shares of Fidelity common stock (2,266,458 shares adjusted for the stock dividend to be distributed by the Company on February 13, 2009) for issuance upon the exercise of that certain Warrant dated December 19, 2008, issued in connection with Fidelity's participation on the U.S. Treasury Capital Purchase Program, which number of shares may be modified pursuant to the terms of the Warrant.

- *Proposal Two.* To grant management of Fidelity Southern Corporation authority to adjourn the Special Meeting to another time and date in order to allow the Board of Directors to solicit additional proxies or attendance at the Special Meeting.

Other business may be addressed at the Special Meeting if it properly comes before the Special Meeting. However, we are not aware of any such other business.

Can I Change My Vote

If you are a record owner, you may revoke your proxy and change your vote at any time before voting begins on any proposal. You may do this by either giving our Corporate Secretary written notice of your revocation, submitting a new signed proxy card with a later date, or by attending the Special Meeting and electing to vote in person. However, your attendance at the Special Meeting will not automatically revoke your proxy; you must specifically revoke your proxy. If your shares are held in nominee or "street name," you should contact your broker or other nominee regarding the revocation of proxies.

What Quorum is Needed to Hold the Special Meeting

In order to conduct the Special Meeting, a majority of Fidelity shares entitled to vote must be present in person or by proxy. This is called a quorum. If you return a valid proxy or elect to vote in person at the Special Meeting, you will be considered part of the quorum.

Abstentions, withheld votes, and broker non-votes will be included in the calculation of the number of shares represented in person or by proxy at the Special Meeting in determining whether the quorum requirement is satisfied. Abstentions, withheld votes, and broker non-votes will not, however, be counted for purposes of determining whether any proposal has received sufficient votes for approval.

What Vote is Needed

For each proposal to be presented at the meeting, the affirmative vote of the majority of the votes cast at the Special Meeting is needed for approval of such proposal.

What is our Voting Recommendation

Our Board of Directors recommends that you vote "FOR" the reservation of the Warrant Shares and the Adjournment Proposal.

Proxy cards that are timely signed, dated, and returned but do not contain instructions on how you want to vote will be voted in accordance with our Board of Directors' recommendation.

Proxy Solicitation

Fidelity will bear the expenses of soliciting proxies, including the cost of preparing and mailing this proxy statement. Fidelity will furnish solicitation materials to banks, brokerage houses, and other custodians, nominees, and fiduciaries for forwarding to beneficial owners of shares of the common stock and normal handling charges may be paid for such forwarding service. In addition, directors, officers, and other employees of Fidelity who will not be additionally compensated therefor may solicit proxies in person or by telephone, email, or other means.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table reflects the number of shares of common stock beneficially owned as of December 31, 2008, by (1) each person known to be the beneficial owner of more than five percent of the common stock of Fidelity, (2) each director, (3) each named executive officer (as defined in Item 402(a)(3) of Regulation S-K under the Securities Exchange Act of 1934), and (4) all directors and named executive officers as a group.

Unless otherwise indicated, each of the named individuals and each member of the group has sole or shared voting power or investment power with respect to the shares shown. Unless otherwise indicated, the address of each person or entity named in the table is c/o Fidelity Southern Corporation, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305.

The number of shares beneficially owned by each shareholder is determined under rules promulgated by the Securities and Exchange Commission ("SEC"). The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares as to which the individual has the right to acquire beneficial ownership within 60 days of December 31, 2008, through the exercise of any stock option, warrant, or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of those shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Tontine Partners, LP 55 Railroad Avenue, 3rd Floor Greenwich, CT 06830-6378	895,299		9.32%
Sagus Financial Fund LP 3399 Peachtree Road # 2040 Atlanta, GA 30326	653,877		6.80
James B. Miller, Jr.	2,950,737	(1)	30.70
Major General (Ret) David R. Bockel	11,832	(2)	*
Edward G. Bowen, M.D.	17,275	(3)	*
Dr. Donald A. Harp, Jr.	3,729		*
Kevin S. King	12,003	(4)	*
James H. Miller III	46,108		*
H. Palmer Proctor, Jr.	73,673	(5)	*
Robert J. Rutland	149,441	(6)	1.56
W. Clyde Shepherd III	78,906	(7)	*
Rankin M. Smith, Jr.	18,299	(8)	*
Stephen H. Brolly	5,126	(9)	*
David Buchanan	34,528	(10)	*
All directors and executive officers as a group (12 persons)	3,401,657	(11)	35.40%

*Less than 1 %.

(1) Includes 324,716 shares held by Mr. Miller's children, grandchild, and family trust, and 187,386 shares held by Berlin American, LLC and Berlin American Company II, companies of which Mr. Miller and his wife's estate own 40%. Also includes 89,655 shares owned by his wife's estate.
(2) Includes 265 shares held by Major General (Ret) Bockel's wife.
(3) Includes 10,560 shares held by Dr. Bowen as trustee for Target Benefit Plan.
(4) Includes 4,396 shares held by Mr. King's wife.
(5) Includes 18,667 shares that Mr. Proctor has the right to acquire pursuant to outstanding stock options.
(6) Includes 6,000 shares held by Mr. Rutland's children and 7,920 shares held by a family foundation.
(7) Includes 34,530 shares held by a Shepherd family trust, 5,000 shares held by a family partnership, and 1,800 shares held in trust for minor children.
(8) Includes 298 shares owned by Mr. Smith's wife.
(9) Includes 3,333 shares that Mr. Brolly has the right to acquire pursuant to outstanding stock options.
(10) Includes 3,333 shares that Mr. Buchanan has the right to acquire pursuant to outstanding stock options.
(11) Includes 25,333 shares that the beneficial owners have the right to acquire pursuant to outstanding stock options.

PROPOSAL ONE: RESERVATION OF THE WARRANT SHARES

Background - TARP Capital Purchase Program

On October 14, 2008, the U.S. Department of the Treasury (the "Treasury") announced the Troubled Asset Relief Program ("TARP") Capital Purchase Program (the "Program"). The Program was instituted by the Treasury pursuant to the Emergency Economic Stabilization Act of 2008 ("EESA"), which provides up to $700 billion to the Treasury to, among other things, take equity positions in financial institutions. The Program is intended to encourage U.S. financial institutions to build capital and thereby increase the flow of financing to businesses and consumers.

On December 19, 2008, as part of the Program, Fidelity entered into a Letter Agreement ("Letter Agreement") and a Securities Purchase Agreement – Standard Terms attached thereto ("Securities Purchase Agreement") with the Treasury, pursuant to which Fidelity agreed to issue and sell, and the Treasury agreed to purchase (1) 48,200 shares (the "Preferred Shares") of Fidelity's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, and (2) a ten-year warrant (the "Warrant") to purchase up to 2,266,458 shares of the Company's common stock, no par value ("Common Stock"), at an exercise price of $3.19 per share, for an aggregate purchase price of $48.2 million in cash.

While our capital and liquidity position were strong prior to receiving the $48.2 million investment from the Treasury, our Board of Directors determined that it was in the best interest of Fidelity and our shareholders to participate in the Program to further strengthen our capital and liquidity position, given the current and future uncertainty of the local and national economy. We believe that the Program provided us an opportunity to access additional capital with very favorable pricing and terms. The additional capital will enable us to continue to be well-positioned to support our existing operations as well as our anticipated future growth. Our plan is to use the proceeds to increase our lending capacity by making prudent loans to creditworthy individuals and businesses in our markets, improve our ability to work with troubled borrowers, and support our broader strategic growth and community service initiatives.

The Preferred shares will qualify as Tier 1 capital for regulatory purposes and rank senior to the Common Stock. The Preferred Shares pay a cumulative dividend rate of 5% per annum for the first five years they are outstanding and thereafter at a rate of 9% per annum. The Preferred Shares are non-voting but have voting rights on matters that could adversely affect the Preferred Shares. After three years, the Preferred Shares are callable at 100% of the issue price plus any accrued and unpaid dividends. Prior to the end of three years, the Preferred Shares may be redeemed with the proceeds from a qualifying equity offering of any Tier 1 perpetual preferred or common stock. The Treasury's consent is required for any increase in common dividends per share or certain repurchases of common stock until December 19, 2011, unless prior to such third anniversary either the Preferred Stock issued to the Treasury is redeemed in whole or the Treasury has transferred all of the Preferred Stock to third parties.

In the event that we do not pay dividends on the Preferred Stock for six dividend periods, whether or not such periods are consecutive, the size of our Board of Directors will automatically be increased by two and the holders of the Preferred Stock will have the right to elect two directors to fill such newly created directorships at the next annual meeting and at each subsequent annual meetings until all accrued and unpaid dividends for all past dividend periods, including the latest completed dividend period, on all outstanding shares of Preferred Stock have been declared and paid in full.

The Warrant issued to the Treasury in connection with Fidelity's participation in the Program contemplated an exercise price of $3.19 per share, which was equal to the market price of our Common Stock at the time of preliminary approval of our participation in the Program, calculated on a 20-trading day trailing average. The amount of earnings per share dilution resulting from the issuance of the Warrant will depend upon the value of our Common Stock during the period that the Warrant is outstanding. See Fidelity's pro forma consolidated statements of income under the heading "Pro Forma Financial Information" for additional information on earnings per share dilution. The Warrant requires that, subject to receipt of necessary shareholder approvals, Fidelity will at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of providing for the exercise of the Warrant, the aggregate number of shares of Common Stock then issuable upon exercise of the Warrant at any time. Additionally, the Warrant requires that Fidelity list and maintain the listing of the Warrant Shares on the NASDAQ Global Select Market, which is the exchange on which Fidelity's Common Stock is listed.

On January 22, 2009, the Board of Directors of Fidelity approved the distribution of a stock dividend on February 13, 2009 (the "Distribution Date") of one new share for every 200 shares held on the record date of February 2, 2009. Section 13(A) of the Warrant requires Fidelity to adjust the number of common shares issuable upon exercise of the Warrant and the exercise price of the Warrant if Fidelity declares and distributes a dividend on its common stock in shares of common stock. The Warrant originally provided that the holder was entitled to receive 2,266,458 shares of Fidelity common stock at an exercise price of $3.19 per share upon exercise of the Warrant. As a result of the stock dividend, as of the Distribution Date, the Treasury will be entitled to receive 2,277,790.29 shares of common stock at an exercise price of $3.17 per share upon exercise of the Warrant.

In connection with Fidelity's participation with the Program, Fidelity adopted the Treasury's standards for executive compensation and corporate governance set forth in Section 111 of EESA for the period during which the Treasury holds equity issued under the Program. To ensure compliance with these standards, within the time frame prescribed by the Program, Fidelity has entered into agreements with its senior executive officers who would be subject to the standards. The executive officers have agreed to, among other things, (1) "clawback" provisions relating to the repayment by the executive officers of incentive compensation based on materially inaccurate financial statements or performance metrics and (2) limitations on certain post-termination "parachute" payments.

Pursuant to the Securities Purchase Agreement, Fidelity is required is file a registration statement to register for resale the securities issued to Treasury in connection with the Program. Fidelity filed the required registration statement on Form S-3 with the SEC on January 29, 2009.

The Letter Agreement, including the Securities Purchase Agreement, the Warrant, and the form of agreement with our senior executive officers were filed as exhibits to our Form 8-K, filed on December 19, 2008, with the Securities and Exchange Commission.

See Appendix A for the Summary of Senior Preferred Terms and Summary of Warrant Terms as published by the Treasury.

Approval of the Reservation of the Warrant Shares

Our shares of Common Stock are listed on the NASDAQ Global Select Market. The Warrant requires that Fidelity list and maintain the listing of the Warrant Shares that are issuable upon the exercise of the Warrant on this exchange. Under NASDAQ's listing requirements, our shareholders must approve the issuance of the Warrant Shares prior to listing because the number of Warrant Shares exceeds 20% of our outstanding shares of Common Stock prior to the issuance of the Warrant Shares, and the exercise price of the Warrant is less than the greater of the book value or market value of our Common Stock. Accordingly, we are seeking shareholder approval of the reservation of 2,277,790.29 shares of Common Stock (2,266,458 shares adjusted for the stock dividend to be distributed by the Company on February 13, 2009) for issuance upon the exercise of the Warrant, which number of shares may be revised pursuant to the terms of the Warrant.

Failure to Receive Shareholder Approval

Under the terms of the Warrant, if at any time (i) following the date on which the shares of Common Stock of Fidelity are no longer listed or admitted to trading on a national securities exchange (other than in connection with any Business Combination, as defined in the Warrant) or (ii) following the 18-month anniversary of the date the Warrant was issued and until the receipt of the shareholder approval allowing the full exercise of the Warrant, the Treasury may cause Fidelity to exchange all or a portion of the Warrant for an economic interest (to be determined by the Treasury after consultation with Fidelity) of Fidelity classified as permanent equity under U.S. GAAP having a value equal to the fair market value of the portion of the Warrant so exchanged.

Use of Proceeds

The capital we received in the Capital Purchase Program will enable us to continue to be well-positioned to support our existing operations as well as our anticipated future growth. We plan to use the proceeds to increase our lending capacity by making prudent loans to creditworthy individuals and businesses in our markets, improve our ability to work with troubled borrowers, and support our broader strategic growth and community service initiatives.

Since it is uncertain when or if the Treasury or its successors in interest to the Warrant will exercise the Warrant, we are unable to determine what our use of proceeds from such exercise will or would be.

Pro Forma Financial Information

The unaudited pro forma condensed consolidated financial data set forth below has been derived by the application of pro forma adjustments to Fidelity's historical financial statements for the year ended December 31, 2007 and as of and for the nine months ended September 30, 2008. The unaudited pro forma consolidated financial data gives effect to the events discussed below as if they had occurred on January 1, 2007, and January 1, 2008, in the case of the statement of income data and September 30, 2008, in the case of the balance sheet and regulatory capital ratio data. The key assumptions in the following pro forma statements include the following:

- The issuance of Preferred Shares under the Program for $48.2 million,
- The issuance of the Warrant to purchase 2,277,790.29 shares of Fidelity common stock (2,266,458 shares adjusted for the stock dividend to be distributed by the Company on February 13, 2009) under the Program, and
- The investment of the proceeds in earning assets.

The pro forma financial data may change materially based on the timing and utilization of the proceeds as well as certain other factors including any subsequent changes in Fidelity's common stock price.

The information should be read in conjunction with Fidelity's audited financial statements and the related notes filed as part of our Annual Report on Form 10-K for the year ended December 31, 2007, and our unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

The following unaudited pro forma consolidated financial data is not necessarily indicative of our financial position, results of operations or regulatory capital position that actually would have been attained had proceeds from the Program been received, or the issuance of the Warrant been made, at the dates indicated, and is not necessarily indicative of our financial position, results of operations or regulatory capital position that will be achieved in the future. In addition, as noted above, until the receipt of the shareholder approval allowing the full exercise of the Warrant, the Treasury may cause Fidelity to exchange all or a portion of the Warrant for an equivalent economic interest in Fidelity.

We have included the following unaudited pro forma consolidated financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the Reservation of the Warrant Shares proposal. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this proxy statement and those described under Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007, in Item 1A of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and in our other reports filed with the SEC.

FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET

Balance sheet data:	Historical September 30, 2008	Pro Forma Adjustments	Pro Forma September 30, 2008
ASSETS			
Cash and due from banks	$ 21,370	$ –	$ 21,370
Securities and other interest earning assets[1]	189,573	48,200	237,773
Loans, net	1,449,827		1,449,827
Other assets	99,328		99,328
Total assets	$1,760,098	$48,200	$1,808,298
LIABILITIES AND STOCKHOLDERS' EQUITY			
Deposits	$1,465,819	$ –	$1,465,819
Borrowed funds	188,476		188,476
Other liabilities	12,537		12,537
Total liabilities	1,666,832	–	1,666,832
Stockholders' equity			
Preferred stock [1]	–	48,200	48,200
Common stock	46,808		46,808
Common stock warrants [2]	–	4,413	4,413
Discount on preferred [2] [3]	–	(4,413)	(4,413)
Retained earnings	47,559		47,559
Accumulated comprehensive income	(1,101)		(1,101)
Total stockholders' equity	93,266	48,200	141,466
Total liabilities and stockholders' equity	$1,760,098	$48,200	$1,808,298

(1) Reflects the issuance of $48,200,000 of Fidelity Southern Corporation senior preferred shares. Proceeds are assumed to be initially invested in Fed Funds.
(2) The carrying values of the senior preferred stock and the common stock warrants are determined based on their relative fair values at issue date. The fair value of the senior preferred stock was estimated using a market rate of 12.4%. The fair value of the common stock warrants was estimated to be $1.25 per share and was determined using the Black-Scholes model with the following assumptions: dividend yield, 1.25%; risk-free interest rate, 1.185%; expected life, 10 years; and volatility, 37.44%.
(3) The discount on the senior preferred stock is amortized over its estimated life of five years using the effective yield method.

FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Historical Nine Months Ended September 30, 2008	Pro Forma Adjustments	Pro Forma Nine Months Ended September 30, 2008
Income Statement Data:			
Total interest income(1)	$79,725	$ 91	$79,816
Total interest expense	44,007		44,007
Net interest income	35,718	91	35,809
Provision for loan losses	21,850		21,850
Net interest income after provision for loan losses	13,868	91	13,959
Total noninterest income	13,893		13,893
Total noninterest expense (3)	36,426		36,426
Income before income taxes	(8,665)	91	(8,574)
Income tax expense	(3,998)	35	(3,963)
Net income	$ (4,667)	$ 56	(4,611)
Effective dividend on preferred stock (4)(5)			2,496
Net income available to common stockholders			$ (7,107)
Selected Financial Ratios			
Earnings per share			
Basic	$ (0.50)	$ (0.26)	$ (0.76)
Diluted	$ (0.50)	$ (0.21)	$ (0.71)
Average basic shares outstanding	9,404,001	–	9,404,001
Average diluted shares outstanding (2)	9,404,001	593,428	9,997,429

(1) The funds received from the senior preferred stock issue are assumed to be initially invested in Fed Funds at a rate of 0.25%. An incremental tax rate of 38% was assumed. Subsequent redeployment of the funds is anticipated but the timing of such redeployment is uncertain.

(2) The pro forma average diluted shares outstanding includes the estimated effect of the exercise of the warrants and are accounted for under the treasury stock method, using the nine month average stock price of $4.32.

(3) The issuance costs expected to be incurred were immaterial; therefore, no effect was given in the pro forma.

(4) Consists of dividends of $1,834,000 on preferred stock at a 5% annual rate.

(5) Includes accretion of discount on preferred stock over a 5 year amortization period. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on an effective yield method over a 5-year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions that are subject to change. These assumptions include the discount (market rate at issuance) rate on the senior preferred stock of 12.4%, and assumptions underlying the value of the common stock warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the senior preferred stock.

FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Historical Twelve Months Ended December 31, 2007	Pro Forma Adjustments	Pro Forma Twelve Months Ended December 31, 2007
Income Statement Data:			
Total interest income [1]	$113,462	$121	$113,583
Total interest expense	66,682		66,682
Net interest income	46,780	121	46,901
Provision for loan losses	8,500		8,500
Net interest income after provision for loan losses	38,280	121	38,401
Total noninterest income	17,911		17,911
Total noninterest expense [3]	47,203		47,203
Income before income taxes	8,988	121	9,109
Income tax expense	2,354	46	2,400
Net income	$ 6,634	$75	6,709
Effective dividend on preferred stock [4] [5]			3,326
Net income available to common stockholders			$ 3,383
Selected Financial Ratios			
Earnings per share			
Basic	$ 0.71	$(0.35)	$ 0.36
Diluted	$ 0.71	$(0.41)	$ 0.30
Average basic shares outstanding	9,330,932	–	9,330,932
Average diluted shares outstanding [2]	9,344,891	1,811,893	11,156,784

(1) The funds received from the senior preferred stock issue are assumed to be initially invested in Fed Funds at a rate of 0.25%. An incremental tax rate of 38% was assumed. Subsequent redeployment of the funds is anticipated but the timing of such redeployment is uncertain.
(2) The pro forma average diluted shares outstanding include the estimated effect of the exercise of the warrants and are accounted for under the treasury stock method, using the twelve month average stock price of $15.91.
(3) The issuance costs expected to be incurred were immaterial; therefore, no effect was given in the pro forma.
(4) Consists of dividends of $2,443,000 on preferred stock at a 5% annual rate.
(5) Includes accretion of discount on preferred stock over a 5 year amortization period. The discount is determined based on the value that is allocated to the warrants upon issuance. The discount is accreted back to par value on an effective yield method over a 5-year term, which is the expected life of the preferred stock upon issuance. The estimated accretion is based on a number of assumptions that are subject to change. These assumptions include the discount (market rate at issuance) rate on the senior preferred stock of 12.4%, and assumptions underlying the value of the common stock warrants. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the senior preferred stock.

Regulatory Capital Ratios	September 30, 2008 Actual	Pro Forma as of September 30, 2008 Assuming Investment of $48.2 million of Preferred Stock Pursuant to Program
Fidelity Southern Corporation		
Tier 1 Leverage Ratio	7.06%	10.70%
Tier 1 Risk Based Ratio	7.75%	11.68%
Total Risk Based Ratio	10.92%	14.04%
Fidelity Bank		
Tier 1 Leverage Ratio	7.81%	10.55%
Tier 1 Risk Based Ratio	8.57%	11.57%
Total Risk Based Ratio	10.45%	13.45%

The Board recommends that Shareholders vote in favor of the Reservation of the Warrant Shares Proposal.

PROPOSAL TWO: TO AUTHORIZE MANAGEMENT TO ADJOURN THE SPECIAL MEETING IF NECESSARY

If the number of shares of common stock present or represented at the Special Meeting and voting in favor of the Reservation of the Warrant Shares Proposal is insufficient to approve that proposal, then Fidelity's management may move to adjourn the Special Meeting in order to enable the Board to continue to solicit additional proxies in favor of the Reservation of the Warrant Shares Proposal. In that event, you will be asked only to vote upon the Adjournment Proposal but not the Reservation of the Warrant Shares Proposal.

In this Adjournment Proposal, the Board is asking you to authorize the holder of any proxy solicited by the Board to vote in favor of adjourning the Special Meeting and any later adjournment under the circumstances described above. If the shareholders approve this Adjournment Proposal, then management could adjourn the Special Meeting (and any adjourned section of the Special Meeting) to use the additional time to solicit additional proxies in favor of the Reservation of the Warrant Shares Proposal, including the solicitation of proxies from shareholders that have previously voted against the Reservation of the Warrant Shares Proposal. Among other things, approval of the Adjournment Proposal could mean that even if proxies representing a sufficient number of votes against the Reservation of the Warrant Shares Proposal have been received, management could adjourn the Special Meeting without a vote on the Reservation of the Warrant Shares Proposal and seek to convince the holders of those shares to change their votes to vote in favor of the Reservation of the Warrant Shares Proposal.

The Board believes that if the number of shares of common stock present or represented at the Special Meeting and voting in favor of the Reservation of the Warrant Shares Proposal is insufficient to approve that proposal, it is in the best interests of the Fidelity's shareholders to enable the Board, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes to approve the Reservation of the Warrant Shares Proposal.

The Board recommends that shareholders vote FOR the Adjournment Proposal.

SHAREHOLDER PROPOSALS

In order for a shareholder proposal to be included in Fidelity's proxy statement for its next annual meeting of shareholders, the proposal must be received at least 120 calendar days prior to the one-year anniversary of the date Fidelity's proxy statement was released to shareholders in connection with the previous year's annual meeting. As a result, shareholder proposals submitted for consideration at the next Annual Meeting of Shareholders must have been received by Fidelity on or before November 21, 2008 to be included in the 2009 proxy materials. In addition, if Fidelity does not have notice of a shareholder proposal for the annual meeting of shareholders at least 45 days before the one-year anniversary of the date Fidelity's proxy statement was released to shareholders for the previous year's annual meeting, proxies solicited by Fidelity's management will confer discretionary authority upon management to vote upon any such matter. Fidelity's proxy statement for its 2009 Annual Meeting of Shareholders will include the date by which shareholder proposals must be received by Fidelity in order to be included in the 2010 proxy materials. SEC Rule 14a-8 provides additional information regarding the content and procedure applicable to the submission of shareholder proposals to be included in Fidelity's 2010 proxy statement.

COMMUNICATIONS WITH FIDELITY AND THE BOARD

The following options are available to shareholders who want to communicate with Fidelity or the Board:

To *communicate* with the Board of Directors, address communications to the Board of Directors in care of the Corporate Secretary of Fidelity at 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305. Communications that are intended specifically for a designated director should be addressed to the director in care of the Corporate Secretary of Fidelity at the above address. The Corporate Secretary shall cause the communications to be delivered to the addressees.

To *receive information* about Fidelity or Fidelity Bank, one of the following methods may be used:

1. Fidelity Bank's website, located at www.lionbank.com, contains product and marketing data.
2. Fidelity's website, Investor Relations section, located at www.fidelitysouthern.com, contains Fidelity financial information in addition to Audit, Compensation, and Nominating Committee Charters, and Fidelity's Conflict of Interest Policy / Code of Ethics. Online versions of Fidelity's annual reports, proxy statements, Forms 10-K and 10-Q, press releases, and other SEC filings are also available through this website.
3. Information, such as Fidelity's latest quarterly earnings release, the Annual Report on its Form 10-K, or Form 10-Q can also be obtained free of charge by calling or writing Investor Relations.

If you would like to *contact us*, please call Fidelity Investor Relations at (404) 240-1504, or send correspondence to Fidelity Southern Corporation, Attn: Investor Relations, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The rules of the SEC allow Fidelity to "incorporate by reference" into this proxy statement certain information that we have filed with the SEC. This means that we can disclose important information to shareholders by referring the shareholders to another document. The information incorporated by reference into this proxy statement is an important part of this proxy statement and is considered to be part of this proxy statement from the date we file that information with the SEC. Any reports filed by us with the SEC after the date of this proxy statement will automatically update and, where applicable, supersede any information contained in this proxy statement or incorporated by reference into this proxy statement.

The following items in documents filed by Fidelity with the SEC are incorporated by reference into this proxy statement:

- Items 7, 7A, 8, and 9 of Fidelity Southern Corporation's Annual Report on Form 10-K for the Year Ended December 31, 2007; and

- Items 1, 2, and 3 of Fidelity Southern Corporation's Quarterly Reports on Form 10-Q for the Quarters Ended March 31, 2008, June 30, 2008, and September 30, 2008.

A copy of any of the documents referred to above will be furnished within one business day of receipt of written or oral request, without charge, by writing to Fidelity Southern Corporation, 3490 Piedmont Road, Suite 1550, Atlanta, Georgia 30305, Attn: Investor Relations, or by phone to (404) 240-1504. The documents referred to above are also available from the Edgar filings that can be obtained through the SEC's Internet Website (http://www.sec.gov).

OTHER MATTERS THAT MAY COME BEFORE THE SPECIAL MEETING

Management knows of no matters, other than the Reservation of the Warrant Shares Proposal and the Adjournment Proposal, that are to be brought before the Special Meeting. If any other matter should be presented for consideration and voted upon, it is the intention of the persons named as proxies in the enclosed proxy to vote in accordance with their judgment as to what is in the best interest of Fidelity.

By Order of the Board of Directors,

Martha C. Fleming

Martha C. Fleming
Corporate Secretary

February 6, 2009

Appendix A

TARP Capital Purchase Program
Senior Preferred Stock and Warrants

Summary of Senior Preferred Terms

Issuer:	Qualifying Financial Institution ("QFI") means (i) any U.S. bank or U.S savings association not controlled by a Bank Holding Company ("BHC") or Savings and Loan Company ("SLHC"); (ii) any top-tier U.S. BHC, (iii) any top-tier U.S. SLHC which engages solely or predominately in activities that are permitted for financial holding companies under relevant law; and (iv) any U.S. bank or U.S. savings association controlled by a U.S. SLHC that does not engage solely or predominately in activities that are permitted for financial holding companies under relevant law. QFI shall not mean any BHC, SLHC, bank or savings association controlled by a foreign bank or company. For purposes of this program, "U.S. bank", "U.S. savings association", "U.S. BHC" and "U.S. SLHC" means a bank, savings association, BHC or SLHC organized under the laws of the United States or any State of the United States, the District of Columbia, any territory or possession of the United States, Puerto Rico, Northern Mariana Islands, Guam, American Samoa, or the Virgin Islands. **The United States Department of the Treasury will determine eligibility and allocation for QFIs after consultation with the appropriate Federal banking agency.**
Initial Holder:	United States Department of the Treasury (the "UST").
Size:	QFIs may sell preferred to the UST subject to the limits and terms described below. Each QFI may issue an amount of Senior Preferred equal to not less than 1% of its risk-weighted assets and not more than the lesser of (i) \$25 billion and (ii) 3% of its risk-weighted assets.
Security:	Senior Preferred, liquidation preference \$1,000 per share. (Depending upon the QFI's available authorized preferred shares, the UST may agree to purchase Senior Preferred with a higher liquidation preference per share, in which case the UST may require the QFI to appoint a depositary to hold the Senior Preferred and issue depositary receipts.)
Ranking:	Senior to common stock and pari passu with existing preferred shares other than preferred shares which by their terms rank junior to any existing preferred shares.
Regulatory Capital Status:	Tier 1.
Term:	Perpetual life.

Dividend: The Senior Preferred will pay cumulative dividends at a rate of 5% per annum until the fifth anniversary of the date of this investment and thereafter at a rate of 9% per annum. For Senior Preferred issued by banks which are not subsidiaries of holding companies, the Senior Preferred will pay non-cumulative dividends at a rate of 5% per annum until the fifth anniversary of the date of this investment and thereafter at a rate of 9% per annum. Dividends will be payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year.

Redemption: Senior Preferred may not be redeemed for a period of three years from the date of this investment, except with the proceeds from a Qualified Equity Offering (as defined below) which results in aggregate gross proceeds to the QFI of not less than 25% of the issue price of the Senior Preferred. After the third anniversary of the date of this investment, the Senior Preferred may be redeemed, in whole or in part, at any time and from time to time, at the option of the QFI. All redemptions of the Senior Preferred shall be at 100% of its issue price, plus (i) in the case of cumulative Senior Preferred, any accrued and unpaid dividends and (ii) in the case of noncumulative Senior Preferred, accrued and unpaid dividends for the then current dividend period (regardless of whether any dividends are actually declared for such dividend period), and shall be subject to the approval of the QFI's primary federal bank regulator.

"Qualified Equity Offering" shall mean the sale by the QFI after the date of this investment of Tier 1 qualifying perpetual preferred stock or common stock for cash.

Following the redemption in whole of the Senior Preferred held by the UST, the QFI shall have the right to repurchase any other equity security of the QFI held by the UST at fair market value.

Restrictions on Dividends: For as long as any Senior Preferred is outstanding, no dividends may be declared or paid on junior preferred shares, preferred shares ranking pari passu with the Senior Preferred, or common shares (other than in the case of pari passu preferred shares, dividends on a pro rata basis with the Senior Preferred), nor may the QFI repurchase or redeem any junior preferred shares, preferred shares ranking pari passu with the Senior Preferred or common shares, unless (i) in the case of cumulative Senior Preferred all accrued and unpaid dividends for all past dividend periods on the Senior Preferred are fully paid or (ii) in the case of non-cumulative Senior Preferred the full dividend for the latest completed dividend period has been declared and paid in full.

Common dividends: The UST's consent shall be required for any increase in common dividends per share until the third anniversary of the date of this investment unless prior to such third anniversary the Senior Preferred is redeemed in whole or the UST has transferred all of the Senior Preferred to third parties.

Repurchases:

The UST's consent shall be required for any share repurchases (other than (i) repurchases of the Senior Preferred and (ii) repurchases of junior preferred shares or common shares in connection with any benefit plan in the ordinary course of business consistent with past practice) until the third anniversary of the date of this investment unless prior to such third anniversary the Senior Preferred is redeemed in whole or the UST has transferred all of the Senior Preferred to third parties. In addition, there shall be no share repurchases of junior preferred shares, preferred shares ranking pari passu with the Senior Preferred, or common shares if prohibited as described above under "Restrictions on Dividends".

Voting rights:

The Senior Preferred shall be non-voting, other than class voting rights on (i) any authorization or issuance of shares ranking senior to the Senior Preferred, (ii) any amendment to the rights of Senior Preferred, or (iii) any merger, exchange or similar transaction which would adversely affect the rights of the Senior Preferred.

If dividends on the Senior Preferred are not paid in full for six dividend periods, whether or not consecutive, the Senior Preferred will have the right to elect 2 directors. The right to elect directors will end when full dividends have been paid for four consecutive dividend periods.

Transferability:

The Senior Preferred will not be subject to any contractual restrictions on transfer. The QFI will file a shelf registration statement covering the Senior Preferred as promptly as practicable after the date of this investment and, if necessary, shall take all action required to cause such shelf registration statement to be declared effective as soon as possible. The QFI will also grant to the UST piggyback registration rights for the Senior Preferred and will take such other steps as may be reasonably requested to facilitate the transfer of the Senior Preferred including, if requested by the UST, using reasonable efforts to list the Senior Preferred on a national securities exchange. If requested by the UST, the QFI will appoint a depositary to hold the Senior Preferred and issue depositary receipts.

Executive Compensation:

As a condition to the closing of this investment, the QFI and its senior executive officers covered by the EESA shall modify or terminate all benefit plans, arrangements and agreements (including golden parachute agreements) to the extent necessary to be in compliance with, and following the closing and for so long as UST holds any equity or debt securities of the QFI, the QFI shall agree to be bound by, the executive compensation and corporate governance requirements of Section 111 of the EESA and any guidance or regulations issued by the Secretary of the Treasury on or prior to the date of this investment to carry out the provisions of such subsection. As an additional condition to closing, the QFI and its senior executive officers covered by the EESA shall grant to the UST a waiver releasing the UST from any claims that the QFI and such senior executive officers may otherwise have as a result of the issuance of any regulations which modify the terms of benefits plans, arrangements and agreements to eliminate any provisions that would not be in compliance with the executive compensation and corporate governance requirements of Section 111 of the EESA and any guidance or regulations issued by the Secretary of the Treasury on or prior to the date of this investment to carry out the provisions of such subsection.

Summary of Warrant Terms

Warrant: The UST will receive warrants to purchase a number of shares of common stock of the QFI having an aggregate market price equal to 15% of the Senior Preferred amount on the date of investment, subject to reduction as set forth below under "Reduction". The initial exercise price for the warrants, and the market price for determining the number of shares of common stock subject to the warrants, shall be the market price for the common stock on the date of the Senior Preferred investment (calculated on a 20-trading day trailing average), subject to customary anti-dilution adjustments. The exercise price shall be reduced by 15% of the original exercise price on each six-month anniversary of the issue date of the warrants if the consent of the QFI stockholders described below has not been received, subject to a maximum reduction of 45% of the original exercise price.

Term: 10 years

Exercisability: Immediately exercisable, in whole or in part

Transferability: The warrants will not be subject to any contractual restrictions on transfer; provided that the UST may only transfer or exercise an aggregate of one- half of the warrants prior to the earlier of (i) the date on which the QFI has received aggregate gross proceeds of not less than 100% of the issue price of the Senior Preferred from one or more Qualified Equity Offerings and (ii) December 31, 2009. The QFI will file a shelf registration statement covering the warrants and the common stock underlying the warrants as promptly as practicable after the date of this investment and, if necessary, shall take all action required to cause such shelf registration statement to be declared effective as soon as possible. The QFI will also grant to the UST piggyback registration rights for the warrants and the common stock underlying the warrants and will take such other steps as may be reasonably requested to facilitate the transfer of the warrants and the common stock underlying the warrants. The QFI will apply for the listing on the national exchange on which the QFI's common stock is traded of the common stock underlying the warrants and will take such other steps as may be reasonably requested to facilitate the transfer of the warrants or the common stock.

Voting: The UST will agree not to exercise voting power with respect to any shares of common stock of the QFI issued to it upon exercise of the warrants.

Reduction: In the event that the QFI has received aggregate gross proceeds of not less than 100% of the issue price of the Senior Preferred from one or more Qualified Equity Offerings on or prior to December 31, 2009, the number of shares of common stock underlying the warrants then held by the UST shall be reduced by a number of shares equal to the product of (i) the number of shares originally underlying the warrants (taking into account all adjustments) and (ii) 0.5.

Consent: In the event that the QFI does not have sufficient available authorized shares of common stock to reserve for issuance upon exercise of the warrants and/or stockholder approval is required for such issuance under applicable stock exchange rules, the QFI will call a meeting of its stockholders as soon as practicable after the date of this investment to increase the number of authorized shares of common stock and/or comply with such exchange rules, and to take any other measures deemed by the UST to be necessary to allow the exercise of warrants into common stock.

Substitution: In the event the QFI is no longer listed or traded on a national securities exchange or securities association, or the consent of the QFI stockholders described above has not been received within 18 months after the issuance date of the warrants, the warrants will be exchangeable, at the option of the UST, for senior term debt or another economic instrument or security of the QFI such that the UST is appropriately compensated for the value of the warrant, as determined by the UST.

FIDELITY
SOUTHERN
CORPORATION

We understand that we will need to remain resilient as we have been since 1974, as we face a changing environment. We will continue to do those things that have contributed to our being able to weather this recession. Following The Golden Rule is first. Training and motivating all our people is second. Third is making loans; that is what banks do. Fourth is being persistent and keeping our eye on the long view. I want us to be a bank owned by customer shareholders and employee shareholders, which will lead to a better recognition of the value of the company in its share price. I see the future as full of opportunity. People still want to do business where they are known and are treated with respect. Your President, Palmer Proctor, and your Board of Directors have the vision to get us to that future.

Please know all of us, your employees, thank each of you for your interest and for your support.

Sincerely,

James B. Miller, Jr.
Chairman

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FIDELITY
SOUTHERN
CORPORATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

Commission File Number 000-22374

Fidelity Southern Corporation
(Exact name of registrant as specified in its charter)

Georgia	**58-1416811**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
3490 Piedmont Road, Suite 1550 **Atlanta, Georgia**	**30305**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: **(404) 240-1504**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, without stated par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X] Smaller reporting company [ ]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the common equity held by non-affiliates of the registrant (assuming for these purposes, but without conceding, that all executive officers and directors are "affiliates" of the registrant) as of June 30, 2008 (based on the average bid and ask price of the Common Stock as quoted on the NASDAQ National Market System on June 30, 2008), was $29,061,864.

At March 9, 2009, there were 9,729,942 shares of Common Stock outstanding, without stated par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Annual Report to Shareholders for fiscal year ended December 31, 2008, are incorporated by reference into Part II. Portions of the registrant's definitive Proxy Statement for the 2009 Annual Meeting of Shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Fidelity Southern Corporation ("FSC" or "Fidelity") is a bank holding company headquartered in Atlanta, Georgia. We conduct operations primarily though Fidelity Bank, a state chartered wholly-owned subsidiary bank (the "Bank"). The Bank was organized as a national banking corporation in 1973 and converted to a Georgia chartered state bank in 2003. LionMark Insurance Company ("LIC") is a wholly-owned subsidiary of FSC and is an insurance agency offering consumer credit related insurance products. FSC also owns five subsidiaries established to issue trust preferred securities. The "Company", "we" or "our", as used herein, includes FSC and its subsidiaries, unless the context otherwise requires.

At December 31, 2008, we had total assets of $1.763 billion, total loans of $1.444 billion, total deposits of $1.444 billion, and shareholders' equity of $136.6 million.

Forward-Looking Statements

This report on Form 10-K may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that reflect our current expectations relating to present or future trends or factors generally affecting the banking industry and specifically affecting our operations, markets and services. Without limiting the foregoing, the words "believes," "expects," "anticipates," "estimates," "projects," "intends," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon assumptions we believe are reasonable and may relate to, among other things, the continuing deterioration of the economy and its impact on operating results, credit quality, liquidity, capital, the adequacy of the allowance for loan losses, changes in interest rates, and litigation results. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected for many reasons, including without limitation, changing events and trends that have influenced our assumptions.

These trends and events include (1) real estate values in the Atlanta, Georgia, metropolitan area and in eastern and northern Florida markets; (2) general business and economic conditions; (3) conditions in the financial markets and economic conditions generally and the impact of recent efforts to address difficult market and economic conditions; (4) our liquidity and sources of liquidity; (5) the terms of the U.S. Treasury Department's (the "Treasury") equity investment in us; (6) the limitations on executive compensation imposed through our participation in the TARP Capital Purchase Program; (7) a deteriorating economy and its impact on operations and credit quality; (8) the ability of the Treasury to unilaterally amend any provision of the purchase agreement we entered into as part of the TARP Capital Purchase Program; (9) unique risks associated with our construction and land development loans; (10) our ability to raise capital; (11) the impact of a recession on our consumer loan portfolio and its potential impact on our commercial portfolio; (12) economic conditions in Atlanta, Georgia; (13) our ability to maintain and service relationships with automobile dealers and indirect automobile loan purchasers and our ability to profitably manage changes in our indirect automobile lending operations; (14) the accuracy and completeness of information from customers and our counterparties; (15) changes in the interest rate environment and their impact on our net interest margin; (16) difficulties in maintaining quality loan growth; (17) less favorable than anticipated changes in the national and local business environment, particularly in regard to the housing market in general and residential construction and new home sales in particular; (18) the impact of and adverse changes in the governmental regulatory requirements affecting us; (19) the effectiveness of our controls and procedures; (20) our ability to attract and retain skilled people; (21) greater competitive pressures among financial institutions in our market; (22) changes in political, legislative and economic conditions; (23) inflation; (24) greater loan losses than historic levels and an insufficient allowance for loan losses; (25) failure to achieve the revenue increases expected to result from our investments in our growth strategies, including our branch additions and in our transaction deposit and lending businesses; (26) the volatility and limited trading of our common stock; and (27) the impact of dilution on our common stock.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included herein and are not intended to represent a complete list of all risks and uncertainties in our business. Investors are encouraged to read the risks discussed under "Item 1A. - Risk Factors."

Market Area, Products and Services

The Bank provides an array of financial products and services for business and retail customers primarily through 23 branches in Fulton, Dekalb, Cobb, Clayton, Gwinnett, Rockdale, Coweta and Barrow Counties in Georgia, a branch in Jacksonville, Duval County, Florida, and on the Internet at www.lionbank.com. The Bank's customers are primarily individuals and small and medium sized businesses located in Georgia. Mortgage and construction loans are also provided through a branch in Jacksonville, Florida. Automobile loans and Small Business Administration ("SBA") loans are provided through employees located throughout the Southeast.

The Bank is primarily engaged in attracting deposits from individuals and businesses and using these deposits and borrowed funds to originate commercial loans, commercial loans secured by real estate, SBA loans, construction and residential real estate loans, direct and indirect automobile loans, residential mortgage and home equity loans, and secured and unsecured installment loans. Internet banking, including on-line bill pay, and Internet cash management services are available to individuals and businesses, respectively. Additionally, the Bank offers businesses remote deposit services, which allow participating companies to scan and electronically send deposits to the Bank for improved security and funds availability. The Bank also provides international trade services. Trust services, credit card loans, and merchant services activities are provided through agreements with third parties. Investment services are provided through an agreement with an independent broker-dealer.

We have grown our assets, deposits, and business internally by building on our lending products, expanding our deposit products and delivery capabilities, opening new branches, and hiring experienced bankers with existing customer relationships in our market. We have never purchased loan participations from any other financial institution.

Deposits

The Bank offers a full range of depository accounts and services to both individuals and businesses. As of December 31, 2008, deposits totaled approximately $1.444 billion, consisting of (dollars in millions):

Noninterest-bearing demand deposits	$ 139
Interest-bearing demand deposits and money market accounts	209
Savings deposits	199
Time deposits ($100,000 or more)	318
Time deposits, including brokered deposits (less than $100,000)	579
Total	$1,444

A marketing program to increase the number and volume of our personal and business demand deposit accounts was launched in January 2006, with the goals of building relationships with existing customers, adding new customers, increasing transaction accounts, and helping manage our rising cost of funds. Based on the success of this program, the Bank intends to continue this marketing program during 2009.

Lending

The Bank's primary lending activities include commercial loans to small and medium sized businesses, SBA sponsored loans, consumer loans (primarily indirect automobile loans), construction loans, and residential real estate loans. Commercial lending consists of the extension of credit for business purposes, primarily in the Atlanta metropolitan area. SBA loans, originated in the Atlanta metropolitan area and throughout the Southeast, are primarily made through the Bank's SBA loan production office in Covington, Georgia. The Bank offers direct installment loans to consumers on both a secured and unsecured basis. Secured construction loans to homebuilders and developers and residential mortgages are primarily made in the Atlanta, Georgia, and Jacksonville, Florida, metropolitan areas. The loans are generally secured by first and second real estate mortgages.

As of December 31, 2008, the Bank had total loans outstanding, including loans held-for-sale, consisting of (dollars in millions):

	Total Loans	Held-for-Sale	Loans
Commercial, financial and agricultural.....	$ 152	$ 7	$ 145
Real estate – mortgage–commercial	228	25	203
Real estate – construction..........................	253	8	245
Real estate – mortgage–residential............	117	1	116
Consumer installment loans	694	15	679
Total	$1,444	$56	$1,388

The loan categories in the above schedule are based on certain regulatory definitions and classifications. Certain of the following discussions are in part based on the Bank defined loan portfolios and may not conform to the above classifications.

Commercial and Industrial Lending

The Bank originates commercial and industrial loans, which include certain SBA which are partially guaranteed loans that are generally secured by property such as inventory, equipment and accounts receivable. All commercial loans are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any deterioration in the ability of the borrower to repay the loan. In most instances, collateral is required to provide an additional source of repayment in the event of default by the borrower. The structure of the collateral varies from loan to loan depending on the financial strength of the borrower, the amount and terms of the loan, and the collateral available to be pledged.

Commercial Real Estate Lending

The Bank engages in commercial real estate lending through direct originations. The Bank's commercial real estate portfolio loans are made to small and medium sized businesses to provide diversification, to generate assets that are sensitive to fluctuations in interest rates, and to generate deposit and other relationships. Commercial real estate loans are generally prime-based floating-rate loans or shorter-term (one to five year) fixed-rate loans.

The Bank has a growing portfolio of SBA loans and SBA loans held-for-sale as a result of increased SBA loan production. These loans are primarily commercial real estate related, with a portion of each loan guaranteed by the SBA or with other SBA credit enhancements.

Consumer Lending

The Bank's consumer lending activity primarily consists of indirect automobile lending. The Bank also makes direct consumer loans (including direct automobile loans), residential mortgage and home equity loans, and secured and unsecured personal loans.

Indirect Automobile Lending

The Bank purchases, on a nonrecourse basis, consumer installment contracts secured by new and used vehicles purchased by consumers from franchised motor vehicle dealers and selected independent dealers located throughout the Southeast. A portion of the indirect automobile loans the Bank originates is generally sold with servicing retained. At December 31, 2008, we were servicing $238 million in loans we had sold, primarily to other financial institutions.

During 2008, the Bank produced $382.4 million of indirect automobile loans, while profitably selling $75.3 million to third parties with servicing retained and $24.0 million with service released. The balances in indirect automobile loans held-for-sale fluctuate from month to month as pools of loans are developed for sale and due to normal monthly principal payments.

Real Estate Construction Lending

The Bank originates real estate construction and development loans that consist primarily of one-to-four family residential construction and development loans made to builders and developers. Loan disbursements are closely monitored by management to ensure that funds are being used strictly for the purposes agreed upon in the loan covenants. The Bank employs both internal staff and external inspectors to ensure that requests for loan disbursements are substantiated by regular inspections and reviews. Construction and development loans are similar to all residential loans in that borrowers are underwritten according to their adequacy of repayment sources at the time of approval. Unlike conventional residential lending, however, signs of deterioration in a construction loan or development loan customer's ability to repay the loan are measured throughout the life of the loan and not only at origination or when the loan becomes past due. In most instances, loan amounts are limited to 80% of the appraised value upon completion of the construction project. The Bank originates real estate construction loans throughout Atlanta, Georgia, and from our Jacksonville, Florida branch.

Real Estate Mortgage Lending

The Bank's residential mortgage loan business focuses on one-to-four family properties. We offer Federal Housing Authority ("FHA"), Veterans Administration ("VA"), and conventional and non-conforming residential mortgage loans. The Bank operates our residential mortgage banking business from four locations in the Atlanta metropolitan area. The Bank is an approved originator and servicer for the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"), and is an approved originator for loans insured by the Department of Housing and Urban Development ("HUD").

The balances in mortgage loans held-for-sale fluctuate due to economic conditions, interest rates, the level of real estate activity, the amount of mortgage loans retained by the Bank, and seasonal factors. During 2008, we originated approximately $20 million in loans, while selling $21 million to third parties.

In January 2009, we hired 58 new employees in a major expansion of our mortgage division in Atlanta. In the first two months of the expansion, we originated approximately $69 million in new loans. The Bank primarily sells originated residential mortgage loans and processes brokered loans, servicing released, to investors. The Bank does not service mortgage loans for third parties.

Brokerage Services

The Bank offers a full array of brokerage products through an agreement with an independent full service broker-dealer.

International Trade Services

The Bank provides services to individuals and business clients to meet their international business requirements. Letters of credit, foreign currency drafts, foreign and documentary collections, export finance, and international wire transfers represent some of the services provided.

Investment Securities

At December 31, 2008, we owned investment securities totaling $159 million. Management's conservative investment philosophy attempts to accept less yield through less risky investments. Investment securities include agencies of the U.S. Government, including mortgage backed securities, bank qualified municipal bonds, and FHLB stock. During 2006, 2007 and 2008, the Bank did not invest in any preferred stock of Fannie Mae or Freddie Mac, trust preferred obligations, collateralized mortgage obligations ("CMO's"), auction rate securities ("ARS"), or collateralized debt obligations ("CDO's").

Significant Operating Policies

Lending Policy

The Board of Directors of the Bank has delegated lending authority to our management, which in turn delegates lending authority to our loan officers, each of whom is limited as to the amount of secured and unsecured loans he or she can make to a single borrower or related group of borrowers. As our lending relationships are important to our success, the Board of Directors of our Bank has established review committees and written guidelines for lending activities. In particular, the Officers' Credit Committee reviews lending relationships with a total exposure exceeding $250,000. In addition, the Officers' Credit Committee approves all commercial loan relationships up to $5 million and residential construction loan relationships up to $10 million. The Loan and Discount Committee must approve all commercial loan relationships exceeding $5 million and all residential construction loan relationships exceeding $10 million.

The Bank's written guidelines for lending activities require, among other things, that:

- secured loans, except for loans made under the Bank's SBA program and indirect automobile loans which are generally secured by the vehicle purchased, be made to persons and companies which are well-established and have net worth, collateral, and cash flow to support the loan;
- real estate loans be secured by real property located primarily in Georgia or Florida;
- unsecured loans be made to persons who maintain depository relationships with the Bank and have significant financial strength;
- loan renewal requests be reviewed in the same manner as an application for a new loan; and
- working capital loans to be repaid out of conversion of assets or current earnings of the commercial borrower and that such loans generally be secured by the assets of the commercial borrower.

Residential construction loans are made through the use of officer guidance lines, which are approved, when appropriate, by the Bank's Officers Credit Committee or the Loan and Discount Committee. These guidance lines are approved for established builders and developers with track records and adequate financial strength to support the credit being requested. Loans may be for speculative starts or for pre-sold residential property to specific purchasers.

Inter-agency guidelines adopted by Federal banking regulators require that financial institutions establish real estate lending policies. The guidelines also establish certain maximum allowable real estate loan-to-value standards. The Bank has adopted policies and standards, which are in compliance with Federal and state regulatory requirements.

Loan Review and Nonperforming Assets

The Bank's Credit Review Department reviews the Bank's loan portfolios to identify potential deficiencies and recommends appropriate corrective actions. The Credit Review Department reviews more than 30% of the commercial and construction loan portfolios and reviews 10% of the consumer loans originated annually. The results of the reviews are presented to the Bank's Loan and Discount Committee on a monthly basis.

The Bank maintains an allowance for loan losses, which is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such factors which, in management's judgment, deserve consideration in estimating losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

Asset/Liability Management

The Company's Asset/Liability Committee ("ALCO") manages on an overall basis the mix of and terms related to the Company's assets and liabilities. ALCO attempts to manage asset growth, liquidity, and capital in order to maximize income and reduce interest rate risk. ALCO directs our overall acquisition and allocation of funds and reviews and sets rates on deposits, loans, and fees.

Investment Portfolio Policy

The Company's investment portfolio policy is designed to maximize income consistent with liquidity, risk tolerance, collateral needs, asset quality, regulatory constraints, and asset/liability objectives. The policy is reviewed at least annually by the Boards of Directors of FSC and the Bank. The Boards of Directors are provided information on a regular basis concerning significant purchases and sales of investment securities, including resulting gains or losses. They are also provided information related to average maturity, Federal taxable equivalent yield, and appreciation or depreciation by investment categories.

Supervision and Regulation

The following is a brief summary of FSC's and the Bank's supervision and regulation as financial institutions and is not intended to be a complete discussion of all NASDAQ Stock Market, state or federal rules, statutes and regulations affecting their operations, or that apply generally to business corporations or NASDAQ listed companies. Changes in the rules, statutes and regulations applicable to FSC and the Bank can affect the operating environment in substantial and unpredictable ways.

General

We are a registered bank holding company subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "Act"). We are required to file annual and quarterly financial information with the Federal Reserve and are subject to periodic examination by the Federal Reserve.

The Act requires every bank holding company to obtain the Federal Reserve's prior approval before (1) it may acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that it does not already control; (2) it or any of its non-bank subsidiaries may acquire all or substantially all of the assets of a bank; and (3) it may merge or consolidate with any other bank holding company. In addition, a bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of the voting shares of any company engaged in non-banking activities. This prohibition does not apply to activities listed in the Act or found by the Federal Reserve, by order or regulation, to be closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve has determined by regulation or order to be closely related to banking are:

- making or servicing loans and certain types of leases;
- performing certain data processing services;
- acting as fiduciary or investment or financial advisor;
- providing brokerage services;
- underwriting bank eligible securities;
- underwriting debt and equity securities on a limited basis through separately capitalized subsidiaries; and
- making investments in corporations or projects designed primarily to promote community welfare.

Although the activities of bank holding companies have traditionally been limited to the business of banking and activities closely related or incidental to banking (as discussed above), the Gramm-Leach-Bliley Act (the "GLB Act") relaxed the previous limitations and permitted bank holding companies to engage in a broader range of financial activities. Specifically, bank holding companies may elect to become financial holding companies, which may affiliate with securities firms, and insurance companies and engage in other activities that are financial in nature. Among the activities that are deemed "financial in nature" include:

- lending, exchanging, transferring, investing for others or safeguarding money or securities;
- insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability, or death, or providing and issuing annuities, and acting as principal, agent, or broker with respect thereto;
- providing financial, investment, or economic advisory services, including advising an investment company;
- issuing or selling instruments representing interest in pools of assets permissible for a bank to hold directly; and
- underwriting, dealing in or making a market in securities.

A bank holding company may become a financial holding company under this statute only if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. A bank holding company that falls out of compliance with such requirement may be required to cease engaging in certain activities. Any bank holding company that does not elect to become a financial holding company remains subject to the bank holding company restrictions of the Act. Fidelity has no current plans to register as a financial holding company.

Fidelity must also register with the Georgia Department of Banking and Finance ("GDBF") and file periodic information with the GDBF. As part of such registration, the GDBF requires information with respect to the financial condition, operations, management and intercompany relationships of Fidelity and the Bank and related matters. The GDBF may also require such other information as is necessary to keep itself informed as to whether the provisions of Georgia law and the regulations and orders issued there under by the GDBF have been complied with, and the GDBF may examine Fidelity and the Bank. The Florida Office of Financial Regulation ("FOFR") does not examine or directly regulate out-of-state holding companies for banks with a branch located in the State of Florida.

Fidelity is an "affiliate" of the Bank under the Federal Reserve Act, which imposes certain restrictions on (1) loans by the Bank to Fidelity, (2) investments in the stock or securities of Fidelity by the Bank, (3) the Bank's taking the stock or securities of an "affiliate" as collateral for loans by the Bank to a borrower, and (4) the purchase of assets from Fidelity by the Bank. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

The Bank is regularly examined by the Federal Deposit Insurance Corporation (the "FDIC"). As a state banking association organized under Georgia law, the Bank is subject to the supervision of, and is regularly examined by, the GDBF. The Bank's Florida branch is subject to examination by the FOFR. Both the FDIC and GDBF must grant prior approval of any merger, consolidation or other corporation reorganization involving the Bank.

In December 2008, Fidelity Bank signed a memorandum of understanding ("MOU") with the GDBF and the FDIC. The MOU, which relates primarily to the Bank's asset quality and loan loss reserves, requires that the Bank submit plans and report to the GDBF and the FDIC regarding its loan portfolio and profit plans, among other matters. The MOU also requires that the Bank maintain its Tier 1 Leverage Capital ratio at not less than 8% and an overall well-capitalized position as defined in applicable FDIC rules and regulations during the life of the MOU. Additionally, the MOU requires that, prior to declaring or paying any cash dividends to the Company, the Bank must obtain the prior written consent of the GDBF and the FDIC. Management believes the Company will remain in compliance with the MOU.

TARP Capital Purchase Program

On October 14, 2008, the Treasury announced the Troubled Asset Relief Program ("TARP") Capital Purchase Program (the "Program"). The Program was instituted by the Treasury pursuant to the Emergency Economic Stabilization Act of 2008 ("EESA"), which provides up to $700 billion to the Treasury to, among other things, take equity positions in financial institutions. The Program is intended to encourage U.S. Financial institutions to build capital and thereby increase the flow of financing to businesses and consumers.

On December 19, 2008, as part of the Program, Fidelity entered into a Letter Agreement ("Letter Agreement") and a Securities Purchase Agreement – Standard Terms with the Treasury, pursuant to which Fidelity agreed to issue and sell, and the Treasury agreed to purchase (1) 48,200 shares (the "Preferred Shares") of Fidelity's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, and (2) a ten-year warrant (the "Warrant") to purchase up to 2,266,458 shares of the Company's common stock at an exercise price of $3.19 per share, for an aggregate purchase price of $48.2 million in cash.

In connection with Fidelity's participation with the Program, Fidelity adopted the Treasury's standards for executive compensation and corporate governance set forth in section 111 of EESA and any guidance or regulations adopted thereunder for the period during which the Treasury holds equity issued under the Program. To ensure compliance with these standards, within the time frame prescribed by the Program, Fidelity has entered into agreements with its senior executive officers who would be subject to the standards. The executive officers have agreed to, among other things, (1) "clawback" provisions relating to the repayment by the executive officers of incentive compensation based on materially inaccurate financial statement or performance metrics and (2) limitations on certain post-termination "parachute" payments. In addition, the Letter Agreement provides that the Treasury may unilaterally amend any provision of the Letter Agreement to the extent required to comply with any changes in applicable federal law.

The Special Inspector General for the Troubled Asset Relief Program ("SIGTARP"), was established pursuant to Section 121 of EESA, and has the duty, among other things, to conduct, supervise, and coordinate audits and investigations of the purchase, management and sale of assets by the Treasury under TARP and the Program, including the shares of Preferred Shares purchased from Fidelity.

American Recovery and Reinvestment Act of 2009

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was enacted. The ARRA, commonly known as the economic stimulus or economic recovery package, includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including Fidelity, until the institution has repaid the Treasury, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury's consultation with the recipient's appropriate regulatory agency. The executive compensation standards are more stringent than those currently in effect under the Program or those previously proposed by the Treasury, but it is not yet clear how these executive compensation standards will relate to the similar standards announced by the Treasury in its guidelines on February 4, 2009, or whether the standards will be considered effective immediately or only after implementing regulations are issued by the Treasury. The new standards include (but are not limited to) (i) prohibitions on bonuses, retention awards and other incentive compensation, other than restricted stock grants which do not fully vest during the TARP period up to one-third of an employee's total annual compensation, (ii) prohibitions on golden parachute payments for departure from a company, (iii) an expanded clawback of bonuses, retention awards, and incentive compensation if payment is based on materially inaccurate statements of earnings, revenues, gains or other criteria, (iv) prohibitions on compensation plans that encourage manipulation of reported earnings, (v) retroactive review of bonuses, retention awards and other compensation previously provided by TARP recipients if found by the Treasury to be inconsistent with the purposes of TARP or otherwise contrary to public interest, (vi) required establishment of a company-wide policy regarding "excessive or luxury expenditures", and (vii) inclusion in a participant's proxy statements for annual shareholder meetings of a nonbinding "say on pay" shareholder vote on the compensation of executives.

Temporary Liquidity Guarantee Program

On November 21, 2008, the Board of Directors of the FDIC adopted a final rule relating to the Temporary Liquidity Guarantee Program ("TLG Program"). The TLG Program was announced by the FDIC on October 14, 2008, preceded by the determination of systemic risk by the Treasury, as an initiative to counter the system-wide crisis in the nation's financial sector. Under the TLG Program the FDIC will (i) guarantee, through the earlier of maturity or June 30, 2012, certain newly issued senior unsecured debt issued by participating institutions and (ii) provide full FDIC deposit insurance coverage for noninterest-bearing transaction deposit accounts, Negotiable Order of Withdrawal accounts paying less than 0.5% interest per annum and Interest on Lawyers Trust Accounts held at participating FDIC-insured institutions through December 31, 2009. Coverage under the TLG Program was available for the first 30 days without charge. The fee assessment for coverage of senior unsecured debt ranges from 50 basis points to 100 basis points per annum, depending on the initial maturity of the debt. The fee assessment for deposit insurance coverage is 10 basis points per quarter on amounts in covered accounts exceeding $250,000. Fidelity elected to participate in both guarantee programs.

Payment of Dividends

We are a legal entity separate and distinct from the Bank. Most of the revenue we receive results from dividends paid to us by the Bank. There are statutory and regulatory requirements applicable to the payment of dividends by the Bank, as well as by us to our shareholders.

Under the regulations of the GDBF, dividends may not be declared out of the retained earnings of a state bank without first obtaining the written permission of the GDBF, unless such bank meets all the following requirements:

(a) total classified assets as of the most recent examination of the bank do not exceed 80% of equity capital (as defined by regulation);
(b) the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits after taxes but before dividends for the previous calendar year; and
(c) the ratio of equity capital to adjusted assets is not less than 6%.

The payment of dividends by Fidelity and the Bank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending upon the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The FDIC has issued a policy statement providing that insured banks should generally only pay dividends out of current operating earnings. In addition to the formal statutes and regulations, regulatory authorities consider the adequacy of each of the Bank's total capital in relation to its assets, deposits and other such items. Capital adequacy considerations could further limit the availability of dividends to the Bank.

The MOU requires the Bank obtain prior written consent of the GDBF and the FDIC before paying any dividends. For 2008, our declared cash dividend payout to common stockholders was $1.8 million. In addition, the Company declared a stock dividend of one share for every 200 shares owned in the fourth quarter of 2008. Dividends for 2009 will be reviewed quarterly, with the declared and paid dividend consistent with current earnings, capital requirements, and forecasts of future earnings.

Pursuant to the terms of the Letter Agreement, the ability of Fidelity to declare or pay dividends or distributions of its common stock is subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share ($0.01) declared on the common stock prior to December 19, 2008, as adjusted for subsequent stock dividends and other similar actions. In addition, as long as the Preferred Shares are outstanding, dividend payments are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. This restriction will terminate on the third anniversary of the date of issuance of the Preferred Shares or, if earlier, the date on which the Preferred Shares have been redeemed in whole or the Treasury has transferred all of the Preferred Shares to third parties.

Capital Adequacy

The Federal Reserve and the FDIC have implemented substantially identical risk-based rules for assessing bank and bank holding company capital adequacy. These regulations establish minimum capital standards in relation to assets and off-balance sheet exposures as adjusted for credit risk. Banks and bank holding companies are required to have (1) a minimum level of Total Capital (as defined) to risk-weighted assets of eight percent (8%); and (2) a minimum Tier 1 Capital (as defined) to risk-weighted assets of four percent (4%). In addition, the Federal Reserve and the FDIC have established a minimum three percent (3%) leverage ratio of Tier 1 Capital to quarterly average total assets for the most highly-rated banks and bank holding companies. "Tier 1 Capital" generally consists of common equity excluding unrecognized gains and losses on available for sale securities, plus minority interests in equity accounts of consolidated subsidiaries and certain perpetual preferred stock less certain intangibles. The Federal Reserve and the FDIC will require a bank holding company and a bank, respectively, to maintain a leverage ratio greater than four percent (4%) if either is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve. The Federal Reserve and the FDIC use the leverage ratio in tandem with the risk-based ratio to assess the capital adequacy of banks and bank holding companies. The FDIC and the Federal Reserve consider interest rate risk in the overall determination of a bank's capital ratio, requiring banks with greater interest rate risk to maintain adequate capital for the risk. While under the MOU, the Bank must maintain a leverage ratio of at least eight percent (8%).

In addition, Section 38 of the Federal Deposit Insurance Act implemented the prompt corrective action provisions that Congress enacted as a part of the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "1991 Act"). The "prompt corrective action" provisions set forth five regulatory zones in which all banks are placed largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank's financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's capital leverage ratio reaches 2%. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital.

The FDIC has adopted regulations implementing the prompt corrective action provisions of the 1991 Act, which place financial institutions in the following five categories based upon capitalization ratios: (1) a "well capitalized" institution has a Total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6% and a leverage ratio of at least 5%; (2) an "adequately capitalized" institution has a Total risk-based capital ratio of at least 8%, a Tier 1 risk-based ratio of at least 4% and a leverage ratio of at least 4%; (3) an "undercapitalized" institution has a Total risk-based capital ratio of under 8%, a Tier 1 risk-based ratio of under 4% or a leverage ratio of under 4%; (4) a "significantly undercapitalized" institution has a Total risk-based capital ratio of under 6%, a Tier 1 risk-based ratio of under 3% or a leverage ratio of under 3%; and (5) a "critically undercapitalized" institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories would be prohibited from declaring dividends or making capital distributions. The FDIC regulations also establish procedures for "downgrading" an institution to a lower capital category based on supervisory factors other than capital.

To continue to conduct its business as currently conducted, the Company and the Bank will need to maintain capital well above the minimum levels. As of December 31, 2008 and 2007, the most recent notifications from the FDIC categorized the Bank as "well capitalized" under current regulations.

Internal Control Reporting

The 1991 Act also imposes substantial auditing and reporting requirements and increases the role of independent accountants and outside directors of banks.

Commercial Real Estate

In December, 2006 the federal banking agencies, including the FDIC, issued a final guidance on concentrations in commercial real estate lending, noting that increases in banks' commercial real estate concentrations could create safety and soundness concerns in the event of a significant economic downturn. The guidance mandates certain minimal risk management practices and categorizes banks with defined levels of such concentrations as banks that may warrant elevated examiner scrutiny. The regulatory guideline of residential construction and Acquisition and Development loans as a percentage of capital is a maximum of 100%. The Bank's ratio decreased from 177% at December 31, 2007 to 124% at December 31, 2008. The regulatory guideline for all real estate loans, except owner-occupied property as a percentage of capital is a maximum of 300%. The Bank's ratio decreased from 237% at December 31, 2007 to 172% at December 31, 2008. Although management believes that our credit processes and procedures meet the risk management standards dictated by this guidance, regulatory authorities could effectively limit increases in the real estate concentrations in the Bank's loan portfolios and require additional credit administration and management costs associated with the portfolios.

Loans

Inter-agency guidelines adopted by federal bank regulators mandate that financial institutions establish real estate lending policies with maximum allowable real estate loan-to-value limits, subject to an allowable amount of non-conforming loans as a percentage of capital. The Bank adopted the federal guidelines in 2001.

Transactions with Affiliates

Under federal law, all transactions between and among a state nonmember bank and its affiliates, which include holding companies, are subject to Sections 23A and 23B of the Federal Reserve Act and Regulation W promulgated thereunder. Generally, these requirements limit these transactions to a percentage of the bank's capital and require all of them to be on terms at least as favorable to the bank as transactions with non-affiliates. In addition, a bank may not lend to any affiliate engaged in non-banking activities not permissible for a bank holding company or acquire shares of any affiliate that is not a subsidiary. The FDIC is authorized to impose additional restrictions on transactions with affiliates if necessary to protect the safety and soundness of a bank. The regulations also set forth various reporting requirements relating to transactions with affiliates.

Financial Privacy

In accordance with the GLB Act, federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain person information to a nonaffiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering Initiatives and the USA Patriot Act

A major focus of governmental policy on financial institutions in recent years has been aimed at combating terrorist financing. This has generally been accomplished by amending existing anti-money laundering laws and regulations. The USA Patriot Act of 2001 (the "USA Patriot Act") has imposed significant new compliance and due diligence obligations, creating new crimes and penalties. The United States Treasury Department has issued a number of implementing regulations that apply to various requirements of the USA Patriot Act to us and the Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Future Legislation

Various legislation affecting financial institutions and the financial industry is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of Fidelity and its subsidiaries in substantial and unpredictable ways, and could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance depending upon whether any of this potential legislation will be enacted, and if enacted, the effect that it or any implementing regulations, would have on the financial condition or results of operations of Fidelity or any of its subsidiaries. With the recent enactments of EESA and ARRA, the nature and extent of future legislative and regulatory changes affecting financial institutions is very unpredictable at this time.

Competition

The banking business is highly competitive. The Bank competes for traditional bank business with numerous other commercial banks and thrift institutions in Fulton, DeKalb, Cobb, Clayton, Gwinnett, Rockdale, Coweta and Barrow Counties, Georgia, the Bank's primary market area other than for residential construction and development loans, SBA loans, residential mortgages, and indirect automobile loans. The Bank also competes for loans with insurance companies, regulated small loan companies, credit unions, and certain governmental agencies. The Bank competes with independent brokerage and investment companies, as well as state and national banks and their affiliates and other financial companies. Many of the companies with whom the Bank competes have greater financial resources.

The indirect automobile financing and mortgage banking industries are also highly competitive. In the indirect automobile financing industry, the Bank competes with specialty consumer finance companies, including automobile manufacturers' captive finance companies, in addition to other financial institutions. The residential mortgage banking business competes with independent mortgage banking companies, state and national banks and their subsidiaries, as well as thrift institutions and insurance companies.

Employees and Executive Officers

As of December 31, 2008, we had 366 full-time equivalent employees. We are not a party to any collective bargaining agreement. We believe that our employee relations are good. We afford our employees a variety of competitive benefit programs including a retirement plan and group health, life and other insurance programs. We also support training and educational programs designed to ensure that employees have the types and levels of skills needed to perform at their best in their current positions and to help them prepare for positions of increased responsibility.

Executive Officers of the Registrant

The Company's executive officers, their ages, their positions with the Company at March 6, 2009, and the period during which they have served as executive officers, are as follows:

Name	Age	Since	Position
James B. Miller, Jr.	68	1979	Principal Executive Officer, Chairman of the Board and Chief Executive Officer of Fidelity since 1979; President of Fidelity from 1979 to April 2006; Chairman of Fidelity Bank since 1998; President of Fidelity Bank from 1977 to 1997, and from December 2003 through September 2004; and Chief Executive Officer of Fidelity Bank from 1977 to 1997 and from December 2003 until present. A director of Fidelity Bank since 1976. Chairman of LionMark Insurance Company, a wholly-owned subsidiary, since November 2004. A director of Interface, Inc., a carpet and fabric manufacturing company, since 2000, and of American Software, Inc., a software development company, since 2002.
H. Palmer Proctor, Jr.	41	1996	President of Fidelity since April 2006; Senior Vice President of Fidelity from January 2006 through April 2006; Vice President of Fidelity from 1996 through January 2006; Director and President of Fidelity Bank since October 2004 and Senior Vice President of Fidelity Bank from 1996 through September 2004. Director and Secretary/Treasurer of LionMark Insurance Company, a wholly-owned subsidiary, since November 2004.

Stephen H. Brolly	46	2008	Principal Financial and Accounting Officer of Fidelity and Chief Financial Officer of Fidelity and Fidelity Bank since August 2008; Treasurer of Fidelity and Fidelity Bank from May 2006 through August 2008. Chief Financial Officer of LionMark Insurance Company, a wholly-owned subsidiary, since August 2008. Senior Vice President, Chief Accounting Officer and Controller of Sun Bancorp, Inc. in Vineland, New Jersey from 1999 to 2006.
David Buchanan	51	1995	Vice President of Fidelity since 1999; Executive Vice President of Fidelity Bank since October 2004; and Senior Vice President of Fidelity Bank from 1995 through September 2004. President of LionMark Insurance Company, a wholly-owned subsidiary, since November 2004.

Available Information

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers, including Fidelity, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We also make available free of charge on or through our Internet web site (http://www.lionbank.com) our Annual Report to Shareholders, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K and if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A. ***Risk Factors***

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may adversely impact our business operations. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be materially adversely affected.

Risks Related to our Business

A significant portion of the Bank's loan portfolio is secured by real estate loans in the Atlanta, Georgia, metropolitan area and in eastern and northern Florida markets, and a continued downturn in real estate market values in those areas may adversely affect our business.

Currently, our lending and other businesses are concentrated in the Atlanta, Georgia, metropolitan area and eastern and northern Florida. As of December 31, 2008, real estate mortgage, construction and commercial real estate loans, accounted for 41.3% of our total loan portfolio. Therefore, conditions in these markets will strongly affect the level of our nonperforming loans and our results of operations and financial condition. Real estate values and the demand for commercial and residential mortgages and construction loans are affected by, among other things, changes in general and local economic conditions, changes in governmental regulation, monetary and fiscal policies, interest rates and weather. The residential real estate markets in Atlanta and Jacksonville continue to experience a slowdown in sales and continued pricing declines. Continued declines in our real estate markets could adversely affect the demand for new real estate loans, and the value and liquidity of the collateral securing our existing loans. Adverse changes in our markets could also reduce our growth rate, impair our ability to collect loans, and generally affect our financial condition and results of operations.

The earnings of financial services companies are significantly affected by general business and economic conditions.

Our operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include recession, short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which we operate, all of which are beyond our control. A deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, among other things, any of which could have a material adverse impact on our financial condition and results of operations.

Our business may be adversely affected by conditions in the financial markets and economic conditions generally and there can be no assurance that recent efforts to address difficult market and economic conditions will be effective.

Since mid-2007, and particularly during the second half of 2008, the financial markets and economic conditions generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in home prices and the values of subprime mortgages, but spread to all commercial and residential mortgages as property prices declined rapidly and to nearly all asset classes. The effect of the market and economic downturn also spread to other areas of the credit markets and in the availability of liquidity. The magnitude of these declines led to a crisis of confidence in the financial sector as a result of concerns about the capital base and viability of certain financial institutions. During this period, interbank lending and commercial paper borrowing fell sharply, precipitating a credit freeze for both institutional and individual borrowers. Unemployment has also increased significantly.

The recently enacted Emergency Economic Stabilization Act of 2008 and American Recovery and Reinvestment Act of 2009 were signed into law in response to the financial crisis affecting the banking system, financial markets and economic conditions generally. Pursuant to the EESA, the Treasury has the authority under the Troubled Asset Relief Program to purchase up to $700 billion of mortgages, mortgage-backed securities and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. The Treasury announced the Capital Purchase Program under TARP pursuant to which it has purchased and will continue to purchase senior preferred stock in participating financial institutions. This includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients until the institution has repaid the Treasury, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury's consultation with the recipient's appropriate regulatory agency.

The EESA followed, and has been followed by, numerous actions by the U.S. Congress, Federal Reserve Board, the Treasury, the FDIC, the SEC and others to address the current crisis, including most recently the ARRA. These measures include homeowner relief that encourage loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. There can be no assurance, however, as to the actual impact that EESA, including TARP and the Program, the ARRA and the other initiatives describe above will have on the banking system and financial markets or on us. The failure of these programs to help stabilize the banking system and financial markets and a continuation or worsening of current economic conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

Liquidity is essential to our businesses and we rely on external sources to finance a significant portion of our operations.

Liquidity is essential to our businesses. Our liquidity could be substantially affected in a negative fashion by an inability to raise funding in the long-term or short-term debt capital markets or the equity capital markets or an inability to access the secured lending markets. Factors that we cannot control, such as disruption of the financial markets or negative views about the financial services industry generally, could impair our ability to raise funding. In addition, our ability to raise funding could be impaired if lenders develop a negative perception of our long-term or short-term financial prospects. Such negative perceptions could be developed if we suffer a decline in the level of our business activity or regulatory authorities take significant action against us, among other reasons. If we are unable to raise funding using the methods described above, we would likely need to finance or liquidate unencumbered assets to meet maturing liabilities. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our results of operations and financial condition.

Future dividend payments and common stock repurchases are restricted by the terms of the Treasury's equity investment in us.

Under the terms of the Program, until the earlier of the third anniversary of the date of issuance of the Preferred Shares and the date on which the Preferred Shares have been redeemed in whole or the Treasury has transferred all of the Preferred Shares to third parties, we are prohibited from increasing dividends on our common stock from the last quarterly cash dividend per share ($0.01) declared on the common stock prior to December 19, 2008, as adjusted for subsequent stock dividends and other similar actions, and from making certain repurchases of equity securities, including our common stock, without the Treasury's consent. Furthermore, as long as the Preferred Shares are outstanding, dividend payments and repurchases or redemptions relating to certain equity securities, including our common stock, are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions.

The limitations on executive compensation imposed through our participation in the Capital Purchase Program may restrict our ability to attract, retain and motivate key employees, which could adversely affect our operations.

As part of our participation in the Program, we agreed to be bound by certain executive compensation restrictions, including limitations on severance payments and the clawback of any bonus and incentive compensation that were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria. Subsequent to the issuance of the preferred stock, the ARRA was enacted, which provides more stringent limitations on severance pay and the payment of bonuses. To the extent that any of these compensation restrictions do not permit us to provide a comprehensive compensation package to our key employees that is competitive in our market area, we may have difficulty in attracting, retaining and motivating our key employees, which could have an adverse effect on our results of operations.

The terms governing the issuance of the preferred stock to the Treasury may be changed, the effect of which may have an adverse effect on our operations.

The terms of the Letter Agreement in which we entered into with the Treasury provides that the Treasury may unilaterally amend any provision of the Letter Agreement to the extent required to comply with any changes in applicable federal law that may occur in the future. We have no assurances that changes in the terms of the transaction will not occur in the future. Such changes may place restrictions on our business or results of operation, which may adversely affect the market price of our common stock.

Fluctuations in interest rates could reduce our profitability and affect the value of our assets.

Like other financial institutions, our earnings and cash flows are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa. In addition, the individual market interest rates underlying our loan and deposit products (e.g., prime versus competitive market deposit rates) may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, our earnings may be negatively affected. Also, the volume of nonperforming assets will negatively impact average yields if and as it increases. In addition, loan volume and quality and deposit volume and mix can be affected by market interest rates. Changes in levels of market interest rates, including the current declining rate environment, could materially adversely affect our net interest spread, asset quality, origination volume and overall profitability.

In September 2007, the Federal Reserve began lowering the targeted Federal funds rate, reducing the rate to 4.25% by the end of 2007. In 2008, as the economic crisis deepened, the Federal Reserve continued to lower interest rates to a historic low of .25% by December of 2008. While these short-term market interest rates (which we use as a guide to price our deposits) decreased, the yield on our earning assets decreased more quickly which in combination with heavy competition for deposit accounts had a negative impact on our interest rate spread and net interest margin during 2008. If short-term interest rates continue to decline, and if rates on many of our deposits and borrowings continue to reprice downward slower than the rates on many of our loans, we would experience further compression of our interest rate spread and net interest margin, which would have a negative impact on our profitability. Income could also be adversely affected if the interest rates paid on deposits and other borrowings increase quicker than the interest rates received on loans and other investments during periods of rising interest rates.

We principally manage interest rate risk by managing our volume and the mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition, and results of operations could be materially harmed.

Changes in the level of interest rates also may negatively affect our ability to originate construction, commercial and residential real estate loans, the value of our assets, and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

Construction and land development loans are subject to unique risks that could adversely affect earnings.

Our construction and land development loan portfolio was $253 million at December 31, 2008, comprising 17.5% of total loans. Construction and land development loans are often riskier than home equity loans or residential mortgage loans to individuals. During general economic slowdowns, like the one we are currently experiencing, these loans represent higher risk due to slower sales and reduced cash flow that could impact the borrowers' ability to repay on a timely basis. In addition, regulations and regulatory policies affecting banks and financial services companies undergo continuous change and we cannot predict when changes will occur or the ultimate effect of any changes. Since the latter part of 2006, there has been continued regulatory focus on construction, development and commercial real estate lending. Changes in the federal policies applicable to construction, development or commercial real estate loans make us subject to substantial limitations with respect to making such loans, increase the costs of making such loans, and require us to have a greater amount of capital to support this kind of lending, all of which could have a material adverse effect on our profitability or financial condition.

The allowance for loan losses may be insufficient.

The Bank maintains an allowance for loan losses, which is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such other factors which, in management's judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review the Bank's allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the estimated charge-offs utilized in determining the sufficiency of the allowance for loan losses, we will need additional provisions to increase the allowance. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, regulatory capital, and may have a material adverse effect on our financial condition and results of operations. See "Allowance for Loan Losses" in Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this report for further discussion related to our process for determining the appropriate level of the allowance for loan losses.

We operate in a highly competitive industry and market area.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and have more financial resources. Such competitors primarily include national, regional, and community banks within the markets in which we operate. Additionally, various out-of-state banks continue to enter the market area in which we currently operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services, as well as better pricing for those products and services. A weakening in our competitive position, could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Our profitability depends significantly on economic conditions in the Atlanta metropolitan area.

Our success depends primarily on the general economic conditions of the Atlanta metropolitan area and the specific local markets in which we operate. Unlike larger national or regional banks that are more geographically diversified, the Bank provides banking and financial services to customers primarily in the

Atlanta metropolitan areas including Fulton, Dekalb, Cobb, Clayton, Gwinnett, Rockdale, Coweta and Barrow Counties. The local economic conditions in these areas have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. A significant decline in general economic conditions, caused by a significant economic slowdown, recession, inflation, acts of terrorism, outbreak of hostilities, or other international or domestic occurrences, unemployment, changes in securities markets, or other factors could impact these local economic conditions and, in turn, have a material adverse effect on our financial condition and results of operations.

The Bank may be unable to maintain and service relationships with automobile dealers and the Bank is subject to their willingness and ability to provide high quality indirect automobile loans.

The Bank's indirect automobile lending operation depends in large part upon the ability to maintain and service relationships with automobile dealers, the strength of new and used automobile sales, the loan rate and other incentives offered by other purchasers of indirect automobile loans or by the automobile manufacturers and their captive finance companies, and the continuing ability of the consumer to qualify for and make payments on high quality automobile loans. There can be no assurance the Bank will be successful in maintaining such dealer relationships or increasing the number of dealers with which the Bank does business, or that the existing dealer base will continue to generate a volume of finance contracts comparable to the volume historically generated by such dealers, which could have a material adverse effect on our financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

We are subject to extensive governmental regulation.

We are subject to extensive supervision and regulation by Federal and state governmental agencies, including the FRB, the GDBF and the FDIC. Current and future legislation, regulations, and government policy could adversely affect the Company and the financial institution industry as a whole, including the cost of doing business. Although the impact of such legislation, regulations, and policies cannot be predicted, future changes may alter the structure of, and competitive relationships among, financial institutions and the cost of doing business, which could have a material adverse effect on our financial condition and results of operations.

Our growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by Federal regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our growth. If we raise capital through the issuance of additional shares of our common stock or other securities, it would dilute the ownership interest of our current shareholders and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders, which may adversely impact our current shareholders.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure that we will have the ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth or acquisitions could be materially impaired, which could have a material adverse effect on our financial condition and results of operations.

The building of market share through our branching strategy could cause our expenses to increase faster than revenues.

We intend to continue to build market share in the greater Atlanta metropolitan area through our branching strategy. While we have no commitments to branch during 2009, there are branch locations under consideration and others may become available. There are considerable costs involved in opening branches and new branches generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence.

Accordingly, any new branch can be expected to negatively impact our earnings for some period of time until the branch reaches certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of new branches. Finally, we have no assurance that new branches will be successful, even after they have been established.

Our controls and procedures may fail or be circumvented.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, and financial condition.

We may not be able to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities that we engage in can be intense and we may not be able to hire people or to retain them. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We are subject to claims and litigation.

From time to time, customers and others make claims and take legal action pertaining to the Company's performance of our responsibilities. Whether customer claims and legal action related to the Company's performance of our responsibilities are founded or unfounded, or if such claims and legal actions are not resolved in a manner favorable to the Company, they may result in significant financial liability and/or adversely affect the market perception of the Company and our products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Risks Related to our Common Stock

Our stock price can be volatile.

Stock price volatility may make it more difficult for shareholders to resell common stock when they want and at prices they find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

- news reports relating to trends, concerns and other issues in the financial services industry;
- actual or anticipated variations in quarterly results of operations;
- recommendations by securities analysts;
- operating and stock price performance of other companies that investors deem comparable to us;
- perceptions in the marketplace regarding the Company and/or our competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or our competitors;
- changes in government laws and regulation; and
- geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors, and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease, regardless of operating results.

Our common stock trading volume is less than that of other larger financial services companies.

Although our common stock is listed for trading on the NASDAQ Global Select Market, the trading volume in our common stock is less than that of larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

The exercise of the Warrant by the Treasury would dilute existing shareholders' ownership interest and may make it more difficult for us to take certain actions that may be in the best interest of shareholders.

In addition to the issuance of the Preferred Shares, we also granted the treasury the Warrant to purchase 2,266,458 shares of common stock at a price of $3.19 per share. If the Treasury exercises the entire Warrant, it would result in a significant dilution to the ownership interest of our existing shareholders and dilute the earnings per share value of our common stock. Further, if the Treasury exercises the entire Warrant, it will become the second largest shareholder of Fidelity. The Treasury has agreed that it will not exercise voting power with regard to the shares that it acquires by exercising the Warrant. However, Treasury's abstention from voting may make it more difficult for us to obtain shareholder approval for those matters that require a majority of total shares outstanding, such as a business combination involving Fidelity.

Item 1B. ***Unresolved Staff Comments***

None

Item 2. ***Properties***

Our principal executive offices consist of 19,175 square feet of leased space in Atlanta, Georgia. Our support operations are principally conducted from 65,897 square feet of leased space located at 3 Corporate Square, Atlanta, Georgia. The Bank has 23 branch offices located in Fulton, Dekalb, Cobb, Clayton, Gwinnett, Rockdale, Coweta and Barrow Counties, Georgia, and a branch in Jacksonville, Duval County, Florida, of which 14 are owned and 10 are leased. The Company leases a SBA loan production office in Covington, Georgia, and an off-site storage space in Atlanta, Georgia. In 2009, the Company added a mortgage origination office in Alpharetta, Georgia.

Item 3. ***Legal Proceedings***

We are a party to claims and lawsuits arising in the course of normal business activities. Although the ultimate outcome of all claims and lawsuits outstanding as of December 31, 2008, cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material adverse effect on our results of operations or financial condition.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our market information and number of shareholders of record is incorporated by reference to the information that is contained under the caption "Market Price – Common Stock" included in our Annual Report to Shareholders, for year ended December 31, 2008, a copy of which is filed as Exhibit 13 to this Form 10-K.

Dividends

The Company declared approximately $1.8 million, $3.4 million, and $3.0 million in cash dividends on common stock in 2008, 2007, and 2006, respectively. In addition, the Company declared a stock dividend of one share for every 200 shares owned in the fourth quarter of 2008. Management cannot assure that this trend will continue. Future dividends will require a quarterly review of current and projected earnings for the remainder of 2009 in relation to capital requirements prior to the determination of the dividend. The following schedule summarizes per share common stock dividends declared for the last three years:

	Dividend		
	2008	**2007**	**2006**
First Quarter	**$.09**	$.09	$.08
Second Quarter	**.09**	.09	.08
Third Quarter	**.01**	.09	.08
Fourth Quarter	—	.09	.08
For the Year	**$.19**	$.36	$.32

In December 2008, Fidelity Bank signed a memorandum of understanding with the GDBF and the FDIC. The MOU, which relates primarily to the Bank's asset quality and loan loss reserves, requires that the Bank submit plans and report to the GDBF and the FDIC regarding its loan portfolio and profit plans, among other matters. The MOU also requires that the Bank maintain its Tier 1 Leverage Capital ratio at not less than 8% and an overall well-capitalized position as defined in applicable FDIC rules and regulations during the life of the MOU. Additionally, the MOU requires that, prior to declaring or paying any cash dividends to the Company, the Bank must obtain the prior consent of the GDBF and the FDIC.

In addition, pursuant to the terms of the Letter Agreement entered into with the Treasury under the Capital Purchase Program, the ability of Fidelity to declare or pay dividends or distributions its common stock is subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share ($0.01) declared on the common stock prior to December 19, 2008, as adjusted for subsequent stock dividends and other similar actions. In addition, as long as the Preferred Shares are outstanding, dividend payments are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. This restriction will terminate on the third anniversary of the date of issuance of the Preferred Shares or, if earlier, the date on which the Preferred Shares have been redeemed in whole or the Treasury has transferred all of the Preferred Shares to third parties.

See Note 12 to the consolidated financial statements in Item 8 for a further discussion of the restrictions on our ability to pay dividends.

Share Repurchases

Fidelity did not repurchase any securities during the fourth quarter of 2008.

Sale of Unregistered Securities

On December 19, 2008, as part of the Capital Purchase Program, Fidelity entered into the Letter Agreement with the Treasury, pursuant to which Fidelity agreed to issue and sell, and the Treasury agreed to purchase (1) 48,200 shares of Fidelity's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, and (2) a ten-year Warrant to purchase up to 2,266,458 shares of the Company's common stock, at an exercise price of $3.19 per share, for an aggregate purchase price of $48.2 million in cash. The Preferred Shares qualify as Tier I capital under risk-based capital guidelines and will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Preferred Shares are non-voting except for class voting rights on matters that would adversely affect the rights of the holders of the Preferred Shares.

Other than the recent sale of Preferred Shares, Fidelity has not sold any unregistered securities in the past three years.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents information as of December 31, 2008, with respect to shares of common stock of Fidelity that may be issued under equity compensation plans. The equity compensation plans of Fidelity consist of the Stock Option Plans and the 401(k) tax qualified savings plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Shareholders(1)...	517,074	$8.89	323,166
Equity Compensation Plans Not Approved by Shareholders(2)........................	N/A	N/A	N/A
Total..	517,074	$8.89	323,166

(1) 1997 Stock Option Plan and 2006 Equity Incentive Plan
(2) Excludes shares issued under the 401(k) Plan.

Shareholder Return Performance Graph

The following graph compares the percentage change in the cumulative five-year shareholder return on Fidelity's Common Stock (traded on the NASDAQ National Market under the symbol "LION") with the cumulative total return on the NASDAQ Composite Index, and the SNL NASDAQ Bank Index.

The graph assumes that the value invested in the Common Stock of Fidelity and in each of the two indices was $100 on December 31, 2003, and all dividends were reinvested.


Total Return Performance
175
150
125
100
75
50
25
Index Value
Fidelity Southern Corporation
NASDAQ Composite
SNL Bank NASDAQ
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

	Period Ending December 31,					
Index	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Fidelity Southern Corporation....	$100.00	$145.46	$139.28	$147.37	$ 75.58	$ 30.13
NASDAQ Composite.................	100.00	108.59	110.08	120.56	132.39	78.72
SNL NASDAQ Bank Index.......	100.00	114.61	111.12	124.75	97.94	71.13

Item 6. *Selected Financial Data*

The following table contains selected consolidated financial data. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included in this report.

SELECTED FINANCIAL DATA
Years Ended December 31,

	2008	2007	2006	2005	2004
	(Dollars in thousands except per share data)				
Interest income	**$ 104,054**	$ 113,462	$ 97,804	$ 74,016	$ 59,609
Interest expense	**57,636**	66,682	54,275	34,684	23,961
Net interest income	**46,418**	46,780	43,529	39,332	35,648
Provision for loan losses	**36,550**	8,500	3,600	2,900	4,800
Noninterest income, including securities gains	**17,636**	17,911	15,699	14,339	14,641
Securities gains, net	**1,306**	2	–	32	384
Noninterest expense	**48,839**	47,203	40,568	35,001	34,070
Net (loss) income	**(12,236)**	6,634	10,374	10,326	7,632
Dividends declared – common	**1,783**	3,357	2,964	2,567	1,799
Per Share Data:					
Net (loss) income:					
Basic (loss) earnings[1]	**$ (1.30)**	$ .70	$ 1.11	$ 1.11	$ .84
Diluted (loss) earnings[1]	**(1.30)**	.70	1.11	1.11	.83
Book value[1]	**9.15**	10.56	10.09	9.30	8.56
Dividends declared	**.19**	.36	.32	.28	.20
Dividend payout ratio	**–%**	50.61%	28.57%	24.86%	23.56%
Profitability Ratios:					
Return on average assets	**(.70)%**	.41%	.70%	.79%	.66%
Return on average shareholders' equity	**(12.43)**	6.84	11.67	12.59	10.29
Net interest margin	**2.84**	3.04	3.10	3.17	3.22
Efficiency ratio	**76.25**	72.97	68.49	65.21	67.75
Asset Quality Ratios:					
Net charge-offs to average loans	**1.36 %**	.45%	.19%	.23%	.29%
Allowance to period-end loans	**2.43**	1.19	1.07	1.17	1.29
Nonperforming assets to total loans, OREO and repos	**7.89**	1.65	.40	.25	.29
Allowance to nonperforming loans, OREO and repos	**.29 x**	.71x	2.52x	4.50x	5.53x
Liquidity Ratios:					
Total loans to total deposits	**100.01 %**	103.30%	100.18%	100.51%	97.93%
Loans to total deposits	**96.14**	98.77	95.98	97.79	94.57
Average total loans to average earning assets	**89.81**	90.34	88.36	86.58	82.85
Capital Ratios:					
Leverage	**10.04 %**	7.93%	8.07%	8.64%	8.74%
Risk-based capital					
Tier 1	**11.10**	8.43	8.54	9.60	9.88
Total	**13.67**	11.54	10.37	11.97	11.91
Average equity to average assets	**5.66**	5.93	5.99	6.29	6.38
Balance Sheet Data (At End of Period):					
Assets	**$1,763,113**	$1,686,484	$1,649,179	$1,405,703	$1,223,717
Earning assets	**1,635,722**	1,597,855	1,562,736	1,342,335	1,170,535
Total loans	**1,443,862**	1,452,013	1,389,024	1,129,777	995,289
Total deposits	**1,443,682**	1,405,625	1,386,541	1,124,013	1,016,377
Long-term debt	**115,027**	92,527	83,908	94,908	70,598
Shareholders' equity	**136,604**	99,963	94,647	86,739	78,809
Daily Average:					
Assets	**$1,738,494**	$1,635,520	$1,483,384	$1,304,090	$1,162,651
Earning assets	**1,649,022**	1,553,602	1,415,105	1,247,480	1,114,141
Total loans	**1,481,066**	1,403,461	1,250,386	1,080,025	923,103
Total deposits	**1,445,485**	1,377,503	1,223,428	1,072,695	969,815
Long-term debt	**111,475**	90,366	94,111	81,817	80,205
Shareholders' equity	**98,461**	97,059	88,866	82,002	74,137

(1) Adjusted for stock dividends

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

CONSOLIDATED FINANCIAL REVIEW

The following management discussion and analysis addresses important factors affecting the results of operations and financial condition of FSC and its subsidiaries for the periods indicated. The consolidated financial statements and accompanying notes should be read in conjunction with this review.

Overview

Our profitability, as with most financial institutions, is significantly dependent upon net interest income, which is the difference between interest received on interest-earning assets, such as loans and securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. During a period of economic slow down the lack of interest income from nonperforming assets and an additional provision for loan losses can greatly reduce our profitability. Results of operations are also affected by noninterest income, such as service charges on deposit accounts and fees on other services, income from indirect automobile and SBA lending activities, mortgage banking, brokerage activities, and bank owned life insurance; as well as noninterest expenses such as salaries and employee benefits, occupancy, furniture and equipment, professional and other services, and other expenses, including income taxes.

Economic conditions, competition, and the monetary and fiscal policies of the Federal government significantly affect financial institutions. Poor performance of subprime loans initiated the credit crisis that began in the summer of 2007, followed by substantial declines in residential home sales and prices, the slowing of the national economy and by a serious lack of liquidity. By the end of 2007, the credit turmoil migrated to consumer lending, as demonstrated by the increase in credit card delinquencies and automobile repossessions in all regions of the U.S., including our southeast markets. In 2008, the financial crisis worsened and led to a crisis of confidence in the financial sector as a result of concerns about the capital base and viability of certain financial institutions and the Treasury had to step in with capital infusions for many financial institutions. During this period, interbank lending and commercial paper borrowing fell sharply, precipitating a credit freeze for both institutional and individual borrowers. The national unemployment rate increased to 7.2% in December 2008 from 4.9% in December 2007. In 2008, short-term interest rates decreased as the Federal Reserve continued to lower rates in response to the national credit and liquidity crisis.

The credit and liquidity crisis had a major impact on the Atlanta and Florida economies, particularly in the residential construction and development markets. Many builders and building related businesses have suffered financially due to the decreasing home prices, lack of demand for houses and the over supply of houses and residential lots. Additionally, this crisis has affected the consumer as demonstrated by the increased delinquencies and foreclosures throughout 2008. These are the primary reasons that, when compared to 2007, our net charge-offs increased 215% to $19.4 million during 2008 and our provision for loan losses increased 330% to $36.6 million. Our allowance for loan losses as a percentage of loans outstanding increased to 2.43% at December 31, 2008, from 1.19% at the end of 2007.

Since our inception in 1974, we have pursued managed profitable growth through internal expansion built on providing quality financial services. During 2008, our loan growth slowed compared to prior years due in part to the slowing economy and also to management's decision to reduce the Company's exposure in the real estate construction market. The loan portfolio is well diversified among consumer, business, and real estate.

Net loss for 2008 was $12.2 million compared to net income of $6.6 million in 2007. Net loss per basic and diluted share was $1.30 for 2008 compared to net income of $.70 in 2007. Key factors impacting our financial condition and results of operations for 2008 are summarized below:

- The provision for loan losses for 2008 was $36.6 million compared to $8.5 million in 2007. Net charge-offs for 2008 were 1.36% of average loans outstanding compared to .45% for 2007. The allowance for loan losses was 2.43% of outstanding loans and provided a coverage ratio of 29.2 % of nonperforming loans.
- The net interest margin declined 20 basis points in 2008 to 2.84% from 3.04% in 2007, resulting from a 94 basis point decrease in the cost of funds which lagged the 100 basis point decrease in the yield on earning assets. While both the cost of funds and the yield on earning assets were negatively affected by the decrease in market interest rates, the yield on earning assets was also negatively affected by the increase in nonperforming loans which decreases loan interest income.
- Total assets increased $76.6 million or 4.5% to $1.763 billion at the end of 2008 compared to $1.686 billion at year end 2007. This increase was primarily due to the 206.3% increase in cash and cash equivalents as a result of proceeds from the issuance of preferred stock, higher investment securities, and higher Other Real Estate, partially offset by an increase in the allowance for loan losses.

The Bank's franchise spans eight Counties in the metropolitan Atlanta market and has one branch office in Jacksonville, Florida. Our lending activities and the total of our nonperforming assets are significantly influenced by the local economic environments in Atlanta and Jacksonville. Our net interest margin is affected by prevailing interest rates, nonperforming assets and competition among financial institutions for loans and deposits. Atlanta's and Jacksonville's economies continue to be negatively impacted by the weak real estate market. Management expects the economy to continue to deteriorate through 2009 pressuring earnings for the year. On the other hand, market turmoil and disruptions will provide opportunities to attract new customer relationships, and talented and experienced bankers. We plan to pursue these opportunities on a selective basis.

Our overall focus is on building shareholder value. Our mission is "to continue growth, improve earnings and increase shareholder value; to treat customers, employees, community and shareholders according to the Golden Rule; and to operate within a culture of strong internal controls." The strong focus in 2009 will be on credit quality, expense controls, conservation of capital and modest quality loan growth.

Critical Accounting Policies

Our accounting and reporting policies are in accordance with U.S. generally accepted accounting principles and conform to general practices within the financial services industry. Our financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions, and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses, and related disclosures. Different assumptions in the application of these policies, or conditions significantly different from certain assumptions, could result in material changes in our consolidated financial position or consolidated results of operations. Our accounting policies are fundamental to understanding our consolidated financial position and consolidated results of operations. Our significant accounting policies are discussed in detail in Note 1 in the "Notes to Consolidated Financial Statements." Significant accounting policies have been periodically discussed and reviewed with and approved by the Audit Committee of the Board of Directors and the Board of Directors.

The following is a summary of our more critical significant accounting policies that are highly dependent on estimates, assumptions, and judgments.

Allowance for Loan Losses

The allowance for loan losses is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such other factors which, in management's judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

A formal review of the allowance for loan losses is prepared at least monthly to assess the probable credit risk inherent in the loan portfolio, including concentrations, and to determine the adequacy of the allowance for loan losses. For purposes of the monthly management review, the loan portfolio is separated by loan type and each loan type is treated as a homogeneous pool. In accordance with the Interagency Policy Statement on the Allowance for Loan and Lease Losses, the level of allowance required for each loan type is determined based upon historical charge-off experience and current economic trends. In addition to the homogenous pools of loans, every commercial, commercial real estate, SBA, and construction loan is assigned a risk rating using established credit policy guidelines. All nonperforming commercial, commercial real estate, SBA, and construction loans and loans deemed to have greater than normal risk characteristics are reviewed monthly by Credit Review to determine the level of additional allowance for loan losses, if any, required to be specifically assigned to these loans.

Capitalized Servicing Assets and Liabilities

The majority of our indirect automobile loan pools and certain SBA loans are sold with servicing retained. When the contractually specific servicing fees on loans sold servicing retained exceed the estimated costs to service those loans, a capitalized servicing asset is recognized. When the estimated costs to service loans exceed the contractually specific servicing fees on loans sold servicing retained, a capitalized servicing liability is recognized. Servicing assets and servicing liabilities are amortized over the expected lives of the serviced loans utilizing the interest method. Management makes certain estimates and assumptions related to costs to service varying types of loans and pools of loans, the projected lives of loans and pools of loans sold servicing retained, and discount factors used in calculating the present values of servicing fees projected to be received.

No less frequently than quarterly, management reviews the status of all loans and pools of loans sold with related capitalized servicing assets to determine if there is any impairment to those assets due to such factors as earlier than estimated repayments or significant prepayments. Any impairment identified in these assets will result in reductions in their carrying values and a corresponding increase in operating expenses.

Loan Related Revenue Recognition

Loans are reported at principal amounts outstanding net of deferred fees and costs. Interest income and ancillary fees from loans are a primary source of revenue. Interest income is recognized in a manner that results in a level yield on principal amounts outstanding. Rate related loan fee income, loan origination, and commitment fees, and certain direct origination costs are deferred and amortized as an adjustment of the yield over the contractual lives of the related loans, taking into consideration assumed prepayments. The accrual of interest is discontinued when, in management's judgment, it is determined that the collectibility of interest or principal is doubtful.

For commercial, SBA, construction, and real estate loans, the accrual of interest is discontinued and the loan categorized as nonaccrual when, in management's opinion, due to deterioration in the financial position or operations of the borrower, the full repayment of principal and interest is not expected, or principal or interest has been in default for a period of 90 days or more, unless the obligation is both well secured and in the process of collection. Commercial, SBA, construction, and real estate secured loans may be returned to accrual status when management expects to collect all principal and interest and the loan has been brought current. Interest received on well collateralized nonaccrual loans is recognized on the cash basis. If the commercial, SBA, construction or real estate secured loan is not well collateralized, payments are applied to reduce principal.

Consumer loans are placed on nonaccrual upon becoming 90 days past due or sooner if, in the opinion of management, the full repayment of principal and interest is not expected. On consumer loans, any payment received on a loan on which the accrual of interest has been suspended is applied to reduce principal.

When a loan is placed on nonaccrual, interest accrued during the current accounting period is reversed and interest accrued in prior periods, if significant, is charged off and adjustments to principal are made if the collateral related to the loan is deficient.

Income Taxes

We file a consolidated Federal income tax return, as well as tax returns in several states. Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. Deferred tax assets are reviewed annually to assess the probability of realization of benefits in future periods or whether valuation allowances are appropriate. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The calculation of the income tax provision is complex and requires the use of judgments and estimates in its determination.

Results of Operations

2008 Compared to 2007

Net Income

Our net loss for the year ended December 31, 2008, was $12.2 million or $1.30 basic and fully diluted loss per share. Net income for the year ended December 31, 2007, was $6.6 million or $.70 basic and fully diluted earnings per share. The $18.9 million decrease in net income in 2008 compared to 2007 was primarily due to a $28.1 million increase in the provision for loan losses as a result of increased charge-offs and nonperforming assets.

Net interest income decreased during 2008 compared to 2007 as the average balance of interest-earning assets increased $95.4 million, resulting in an increase in interest income, more than offset by a 20 basis point decline in the net interest margin. Noninterest income decreased by $275,000 or 1.5% to $17.6 million in 2008 compared to 2007, primarily due to a decrease in revenues from SBA lending activities of $1.2 million, and a decrease in other income of $375,000, offset in part by a $1.3 million gain from the mandatory redemption of 29,267 shares of Visa, Inc. upon Visa's initial public offering. Noninterest expense increased $1.6 million or 3.5% in 2008 compared to 2007 primarily due to increases in ORE expenses of $3.2 million and FDIC insurance expense of $818,000 compared to 2007 partially offset by reductions in Visa litigation accruals of $1.0 million, fraud losses, placement fees, and various other expenses.

Net Interest Income/Margin

Taxable-equivalent net interest income was $46.9 million in 2008 compared to $47.3 million in 2007, a decrease of $378,000 or .8%. Average interest-earning assets in 2008 increased $95.4 million to $1.649 billion, a 6.1% increase when compared to 2007. Average interest-bearing liabilities increased $104.0 million to $1.497 billion, a 7.5% increase. The net interest rate margin decreased by 20 basis points to 2.84% in 2008 when compared to 2007.

Tax-equivalent interest income decreased $9.4 million or 8.3% to $104.5 million during 2008 compared with 2007 as a result of a 100 basis point decrease in the yield on interest-earning assets somewhat offset by the net growth of $95.4 million or 6.1% in average interest-earning assets. The average balance of loans outstanding in 2008 increased $77.6 million or 5.5% to $1.481 billion when compared to 2008. The yield on average loans outstanding decreased 105 basis points to 6.52% when compared to 2007, in large part due to decreasing yields on the consumer loan portfolio, consisting primarily of indirect automobile loans as well as significant increases in nonperforming loans. The average balance of investment securities increased $9.2 million as principal payments on mortgage backed securities were more than offset by investment purchases during the year. Average Federal funds sold increased $7.1 million or 146.3% to $12.0 million and interest-bearing deposits increased $1.5 million or 131.9% to $2.6 million due to management's decision to maintain higher levels of liquidity in light of the continuing credit and liquidity crisis.

Interest expense in 2008 decreased $9.0 million or 13.6% to $57.6 million as a result of a $104.0 million or 7.5% growth in average interest-bearing liability balances, more than offset by a 94 basis point decrease in the cost of interest-bearing liabilities due to decreasing prevailing interest rates as the Federal Reserve aggressively lowered interest rates during 2008. Average total interest-bearing deposits increased $70.1 million or 5.6% to $1.317 billion during 2008 compared to 2007, while average borrowings increased $33.9 million or 23.1% to $180.8 million. The increase in average total interest-bearing deposits was primarily due to an increase of $86.2 million in average time deposits as customers sought higher yields as overall interest rates fell.

The cost of funds for subordinated debt decreased from 9.08% for 2007 to 7.83% in 2008 primarily as a result of the full year effect of the addition of $20.0 million in trust preferred securities which have a five year fixed rate of 6.62% then convert to a floating rate at 140 basis points over three-month LIBOR. In addition, Fidelity Southern Statutory Trust I and II have floating rate indexes which decreased from 8.30% and 7.58%, respectively at December 31, 2007 to 4.57% and 3.76% at December 31, 2008.

Average Balances, Interest and Yields

	For the Years Ended December 31,								
	2008			2007			2006		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
				(Dollars in thousands)					
ASSETS									
Interest-Earning Assets:									
Loans, net of unearned income(1)(2)									
Taxable	**$1,472,573**	**$ 96,009**	**6.52%**	$1,390,625	$105,222	7.57%	$1,239,437	$88,884	7.17%
Tax-exempt(3)	**8,493**	**581**	**6.97**	12,837	1,052	8.20	10,949	871	7.95
Total loans	**1,481,066**	**96,590**	**6.52**	1,403,462	106,274	7.57	1,250,386	89,755	7.18
Investment securities									
Taxable	**139,391**	**6,867**	**4.93**	137,370	6,964	5.07	155,955	7,893	5.03
Tax-exempt (4)	**13,975**	**833**	**5.96**	6,782	390	5.75	–	–	–
Total Investment securities	**153,366**	**7,700**	**5.05**	144,152	7,354	5.12	155,955	7,893	5.03
Interest-bearing deposits	**2,630**	**36**	**1.38**	1,134	58	5.08	1,484	74	5.00
Federal funds sold	**11,960**	**179**	**1.49**	4,855	243	5.01	7,280	360	4.94
Total interest-earning assets	**1,649,022**	**104,505**	**6.34**	1,553,603	113,929	7.34	1,415,105	98,082	6.93
Noninterest-Earning Assets:									
Cash and due from banks	**22,239**			23,383			22,411		
Allowance for loan losses	**(22,610)**			(14,644)			(13,133)		
Premises and equipment	**19,537**			18,875			15,516		
Other real estate owned	**12,624**			2,918			80		
Other assets	**57,682**			51,385			43,405		
Total assets	**$1,738,494**			$1,635,520			$1,483,384		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Demand deposits	**$ 271,429**	**6,226**	**2.29**	$ 293,336	10,243	3.49	$ 234,871	6,561	2.79
Savings deposits	**209,301**	**6,043**	**2.89**	203,529	8,881	4.36	177,505	7,328	4.13
Time deposits	**836,049**	**36,453**	**4.36**	749,803	38,778	5.17	683,074	31,462	4.61
Total interest-bearing deposits	**1,316,779**	**48,722**	**3.70**	1,246,668	57,902	4.64	1,095,450	45,351	4.14
Federal funds purchased	**9,001**	**265**	**2.94**	10,310	548	5.31	12,171	637	5.23
Securities sold under agreements to repurchase	**34,924**	**921**	**2.64**	21,674	657	3.03	28,954	928	3.21
Other short-term borrowings	**25,393**	**879**	**3.46**	24,516	1,111	4.54	25,337	1,058	4.17
Subordinated debt	**67,527**	**5,284**	**7.83**	54,478	4,945	9.08	46,908	4,378	9.33
Long-term debt	**43,948**	**1,565**	**3.56**	35,888	1,519	4.23	47,203	1,923	4.07
Total interest-bearing liabilities	**1,497,572**	**57,636**	**3.85**	1,393,534	66,682	4.79	1,256,023	54,275	4.32
Noninterest-Bearing Liabilities and Shareholders' Equity:									
Demand deposits	**128,706**			130,835			127,978		
Other liabilities	**13,755**			14,092			10,517		
Shareholders' equity	**98,461**			97,059			88,866		
Total liabilities and shareholders' equity	**$1,738,494**			$1,635,520			$1,483,384		
Net interest income/spread		**$46,869**	**2.49**		$ 47,247	2.55		$43,807	2.61
Net interest rate margin			**2.84**			3.04			3.10

(1) Fee income relating to loans is included in interest income.
(2) Nonaccrual loans are included in average balances and income on such loans, if recognized, is recognized on a cash basis.
(3) Interest income includes the effects of taxable-equivalent adjustments of $192,000, $350,000, and $278,000, for 2008, 2007, and 2006, respectively, using a combined tax rate of 35%.
(4) Interest income includes the effects of taxable-equivalent adjustments of $259,000 and $147,000 for 2008 and 2007, respectively, using a combined tax rate of 35%.

Rate/Volume Analysis

	2008 Compared to 2007 Variance Attributed to(1)			2007 Compared to 2006 Variance Attributed to(1)		
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(Dollars in thousands)					
Net Loans:						
Taxable	**$5,961**	**$(15,174)**	**$(9,213)**	$11,241	$5,097	$16,338
Tax-exempt(2)	**(327)**	**(145)**	**(472)**	153	28	181
Investment Securities:						
Taxable	**102**	**(199)**	**(97)**	(987)	58	(929)
Tax exempt(2)	**428**	**15**	**443**	416	4	420
Federal funds sold	**191**	**(255)**	**(64)**	(122)	5	(117)
Interest-bearing deposits	**40**	**(62)**	**(22)**	(17)	1	(16)
Total interest-earning assets	**$6,395**	**$(15,820)**	**$(9,425)**	$10,684	$5,193	$15,877
Interest-Bearing Deposits:						
Demand	**$ (719)**	**$ (3,299)**	**$(4,018)**	$ 1,832	$1,850	$ 3,682
Savings	**245**	**(3,083)**	**(2,838)**	1,121	432	1,553
Time	**4,158**	**(6,482)**	**(2,324)**	3,255	4,061	7,316
Total interest-bearing deposits	**3,684**	**(12,864)**	**(9,180)**	6,208	6,343	12,551
Federal funds purchased	**(63)**	**(221)**	**(284)**	(99)	10	(89)
Securities sold under agreements to repurchase	**359**	**(94)**	**265**	(222)	(49)	(271)
Other short-term borrowings	**40**	**(272)**	**(232)**	(37)	90	53
Subordinated debt	**1,082**	**(743)**	**339**	689	(122)	567
Long-term debt	**309**	**(263)**	**46**	(478)	74	(404)
Total interest-bearing liabilities	**$5,411**	**$(14,457)**	**$(9,046)**	$ 6,061	$6,346	$12,407

(1) The change in interest due to both rate and volume has been allocated to the components in proportion to the relationship of the dollar amounts of the change in each.
(2) Reflects fully taxable equivalent adjustments using a combined tax rate of 35%.

Provision for Loan Losses

Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb probable losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses and decreased by charge-offs, net of recoveries.

The provision for loan losses was $36.6 million in 2008, $8.5 million in 2007 and $3.6 million in 2006. Net charge-offs were $19.4 million in 2008 compared to $6.2 million in 2007 and $2.3 million in 2006. The increase in the provision in 2008 compared to 2007 was primarily due to charge-offs and charge-downs on residential construction and indirect automobile loans due to deteriorating credit quality. Although we do not have a direct exposure to the subprime market, residential construction and development credit issues first surfacing with the subprime mortgage problems migrated to consumer loans, including our indirect automobile loan portfolio, during the second half of 2007 and continued in 2008. The metropolitan Atlanta construction market in general and new home sales in particular continued their decline in 2008.

The allowance for loan losses as a percentage of loans outstanding at the end of 2008, 2007, and 2006 was 2.43%, 1.19% and 1.07%, respectively. The allowance for loan losses as a percentage of loans has increased in 2008 in response to the housing downturn, the worsening economy and its negative impact on consumer loans, resulting in declining credit quality and increased charge-offs. Adversely classified assets to total assets increased from 2.83% at the end of 2007 to 9.98% at the end of 2008.

For additional information on asset quality, refer to the discussions regarding loans, credit quality, nonperforming assets, and the allowance for loan losses.

Analysis of the Allowance for Loan Losses

	December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
	(Dollars in thousands)				
Balance at beginning of year	**$16,557**	$14,213	$12,912	$12,443	$10,189
Charge-offs:					
Commercial, financial and agricultural	**99**	200	1	385	384
SBA	**220**	–	67	–	–
Real estate-construction	**9,083**	1,934	–	–	–
Real estate-mortgage	**332**	82	5	160	454
Consumer installment	**10,841**	5,301	3,616	2,890	2,770
Total charge-offs	**20,575**	7,517	3,689	3,435	3,608
Recoveries:					
Commercial, financial and agricultural	**5**	257	505	284	456
SBA	**215**	–	145	–	–
Real estate-construction	**43**	190	–	–	–
Real estate-mortgage	**14**	78	7	41	66
Consumer installment	**882**	836	733	679	540
Total recoveries	**1,159**	1,361	1,390	1,004	1,062
Net charge-offs	**19,416**	6,156	2,299	2,431	2,546
Provision for loan losses	**36,550**	8,500	3,600	2,900	4,800
Balance at end of year	**$33,691**	$16,557	$14,213	$12,912	$12,443
Allowance for loan losses as a percentage of loans	**2.43%**	1.19%	1.07%	1.17%	1.29%
Ratio of net charge-offs during period to average loans outstanding, net	**1.36**	.45	.19	.23	.29

Consumer installment loan net charge-offs of $10.0 million increased 123.0% over charge-offs of $4.5 million in 2007. The majority of consumer installment loan charge-offs were related to indirect automobile loan repossessions and liquidations.

Real estate construction loan net charge-offs were $9.0 million in 2008 compared to $1.7 million in 2007. These charge-offs were related to residential construction builders and were attributed to the slow down in housing construction and sales. We will continue to closely monitor the activity and trends in the residential housing construction portfolio as well as the rest of the loan portfolio.

Noninterest Income

Noninterest income for 2008 was $17.6 million compared to $17.9 million in 2007, a 1.5% decrease. This decrease was primarily due to a decrease in revenues from SBA lending, and other operating income somewhat offset by a $1.3 million gain from the mandatory redemption of 29,267 shares of Visa, Inc.

Income from SBA lending activities which includes gains from the sale of SBA loans and ancillary fees on loans sold with servicing retained, totaled $1.3 million for 2008, compared to $2.4 million for 2007. The decrease was due to lower sales in 2008 as a result of the continuing volatility in credit markets, particularly with respect to SBA 504 loans. Loans sold decreased from $40.0 million in 2007 to $18.2 million which included no SBA 504 loan sales in 2008. Based on management's analysis, it is more advantageous to hold these high yielding loans until the market recovers to a more normal level. Our intent is to sell the SBA loans classified as held-for-sale when the market returns to more normal levels. Sales volume is anticipated to be flat in 2009.

Other operating income decreased $375,000 to $1.5 million in 2008 compared to 2007 because of lower retail brokerage fee income, and lower insurance sales commissions somewhat offset by higher gains on sale of other real estate. Brokerage fee income decreased because of both the slowing economy and a restructuring of the Bank's brokerage division. Insurance commissions decreased due to lower production. Gains on sale of ORE increased because of the increased volume of foreclosed properties and the related sales.

Income from indirect lending activities for 2008, which includes both net gains from the sales of indirect automobile loans and servicing and ancillary loan fees on loans sold, decreased $222,000 or 4.1% to $5.2 million compared to $5.4 million for 2007. The decrease was due primarily to a decrease in loan sales in 2008 compared to 2007. There were sales of $99.3 million of indirect automobile loans in 2008 with $75.3 million sold servicing retained, compared to sales of $176.3 million in 2007 with $157.3 million sold servicing retained. Income from indirect automobile lending activities is an important source of our noninterest income and is heavily driven by investor purchases at favorable volume and pricing, movements in interest rates, competitive pricing, and current loan production, which varies with significant changes in automobile sales and manufacturers' marketing packages in our markets.

Noninterest Expense

Noninterest expense during 2008 increased $1.6 million or 3.5% to $48.8 million when compared to 2007, due primarily to increases in other operating expenses as the Bank experienced write-downs and other expenses related to the increase in ORE as well as higher FDIC insurance premiums. Somewhat offsetting these increases were decreases in expenses related to our proportional share of Visa litigation indemnification obligations because of our Visa membership, and decreases in other discretionary expenses.

Other operating expenses increased $1.7 million or 24.5% to $8.8 million in 2008 when compared to 2007. The increase was primarily related to increased expenses related to the increase in ORE in 2008 compared to 2007. ORE write-downs and related expenses increased to $3.3 million in 2008 compared to $105,000 in 2007. The average ORE balance increased to $12.6 million in 2008 compared to $2.9 million in 2007. FDIC insurance premiums increased $818,000 in 2008 compared to 2007 as a result of higher premiums in 2008 compared to 2007 due to the expiration of a one time assessment credit. Appraisal fees increased $230,000 in 2008 compared to 2007 due to the management's efforts to value impaired assets in a period of significant declines in real estate values. Partially offsetting these increases was a $1.0 million reduction in expense related to the Bank's proportional share of Visa litigation expenses under our indemnification obligation as a Visa member bank. In addition, there were decreases in placement fees, due to fewer new hires, fraud losses, dealer track application expense due to fewer indirect loan originations, travel related expenses, and other various expenses.

Provision for Income Taxes

The provision for income taxes (benefit) expense for 2008 and 2007 was $(9.1) million and $2.4 million, respectively, with effective tax rates of (42.7)% and 26.2%, respectively. The income tax benefit recorded in 2008 was primarily the result of a pretax loss as well as the recognition of state income tax credits earned during the year. The full benefit of the current year loss has been recognized due to the availability of sufficient income in the previous two years allowing the carryback of these losses for both Federal and state purposes.

2007 Compared to 2006

Net Income

Our net income for the year ended December 31, 2007, was $6.6 million or $.70 basic and fully diluted earnings per share. Net income for the year ended December 31, 2006, was $10.4 million or $1.11 basic and fully diluted earnings per share.

The $3.7 million decrease in net income in 2007 compared to 2006 was primarily due to a $4.9 million increase in the provision for loan losses as a result on increased charge-offs and nonperforming assets and a $6.6 million increase in noninterest expense, offset in part by a $3.3 million increase in net interest income and a $2.2 million increase in noninterest income. Net interest income increased during 2007 compared to 2006 as the growth in volume exceeded the impact of a decline in the net interest margin and resulted in greater net interest income. Noninterest income increased by $2.2 million or 14.1% to $17.9 million in 2007 compared to 2006, primarily due to an increase in revenues from indirect lending activities of $1.3 million, an increase in revenues from service charges on deposit accounts of $600,000, in part as a result of growth in the numbers of accounts serviced, as well as an increase in SBA lending activities of $300,000. Noninterest expense increased $6.6 million or 16.36% in 2007 compared to 2006 primarily due to increases in salaries and employee benefits and other operating expenses.

Net Interest Income/Margin

Taxable-equivalent net interest income was $47.3 million in 2007 compared to $43.8 million in 2006, an increase of $3.5 million or 7.9%. Average interest-earning assets increased in 2007 to $1,554 million, a 9.8% increase when compared to 2006. Average interest-bearing liabilities increased to $1,394 million, a 10.9% increase. The net interest rate margin decreased by six basis points to 3.04% in 2007 when compared to 2006.

Tax-equivalent interest income increased $15.9 million or 16.2% to $114.0 million during 2007 compared with 2006 as a result of the net growth of $138.5 million or 9.8% in average interest-earning assets and a 41 basis point increase in the yield on interest-earning assets. The average balance of loans outstanding in 2007 increased $153.1 million or 12.2% to $1,403 million when compared to 2006. The yield on average loans outstanding increased 39 basis points to 7.57% when compared to 2006, in large part due to increasing yields on the consumer loan portfolio, consisting primarily of indirect automobile loans. Offsetting this growth was an $11.8 million decrease in average investment securities balances, as principal payments on mortgage backed securities were utilized in part to fund higher yielding loan growth.

Interest expense in 2007 increased $12.4 million or 22.9% to $66.7 million as a result of a $137.5 million or 11.0% growth in average interest-bearing liability balances, coupled with a 47 basis point increase in the cost of interest-bearing liabilities due to increasing prevailing interest rates and aggressive competition for funds from other financial institutions as the Bank grew deposits to fund our loan growth. Average total interest-bearing deposits increased $151.2 million or 13.8% to $1,247 million during 2007 compared to 2006, while average borrowings increased $13.7 million or 9.3% to $146.9 million.

The cost of funds for subordinated debt decreased from 9.33% for 2006 to 9.08% in 2007 primarily as a result of the addition of $20 million in trust preferred securities which have a five year fixed rate of 6.62% then convert to a floating rate at 140 basis points over three-month LIBOR.

Noninterest Income

Noninterest income for 2007 was $17.9 million compared to $15.7 million in 2006, a 14.1% increase. This increase was primarily due to an increase in revenues from indirect lending, an increase in revenues from service charges on deposit accounts and increased revenue from SBA lending activities, as described below.

Income from indirect lending activities for 2007 increased $1.3 million or 30.3% to $5.4 million compared to $4.1 million for 2006. The increase was due primarily to increased ancillary loan servicing fees on both portfolio loans and on loans sold servicing retained and increased gains resulting from loan sales. In 2007, indirect automobile loan production was $565.8 million and increased $49.8 million or 9.65% when compared to 2006. There were sales of $176 million of indirect automobile loans in 2007 with $156 million sold servicing retained, compared to sales of $123 million in 2006.

Service charges on deposit accounts increased $583,000 or 13.9% and other fees and charges increased $230,000 or 14.0%, primarily due to the growing number of transaction accounts resulting from the transaction account acquisition program initiated in early 2006 and continuing through 2007 to attract lower-costing deposits generating service charges and fees.

Income from SBA lending activities for 2007 totaled $2.4 million compared to $2.1 million for 2006, due to the continued expansion of the SBA lending business resulting in an increased volume of gains on sales, coupled with a growing servicing portfolio generating increased servicing and ancillary fees. Loans sold increased from $30.6 million in 2006 to $40.0 million in 2007.

Noninterest Expense

Noninterest expense during 2007 increased $6.6 million or 16.4% to $47.2 million when compared to 2006, due primarily to increases in salaries and employee benefits and other operating expenses as the result of hiring new lenders and our branch network expansion. We also experienced increases in operating expenses as a result of increases in the volume of accounts serviced and the expensing of our proportional share of Visa litigation indemnification obligations.

Salaries and employee benefits increased $3.5 million or 15.7% to $25.8 million in 2007 compared to 2006. The increase was primarily attributable to the addition of seasoned loan production and branch operations staff, including SBA, indirect automobile and commercial lenders to increase lending volume, and staff for the three new branches added in 2007. The number of full-time equivalent employees at December 31, 2007, was 406 compared to 374 full-time equivalent employees at December 31, 2006.

Other operating expenses increased $2.0 million or 39.3% to $7.0 million in 2007 when compared to 2006. The increase was primarily related to hiring costs, business development costs, and costs in numerous expense areas due to branch network expansion, production growth, account volume growth and account activity increases related to both loans and deposits. In addition, the Company recorded a charge of $567,000 pretax for its proportional share of a settlement of the Visa litigation with American Express, a reserve for the lawsuit between Visa and Discover Financial Services, and the incremental liability for certain other Visa litigation under our indemnification obligation as a Visa member bank.

Financial Condition

We manage our assets and liabilities to maximize long-term earnings opportunities while maintaining the integrity of our financial position and the quality of earnings. To accomplish this objective, management strives for efficient management of interest rate risk and liquidity needs. The primary objectives of interest-sensitivity management are to minimize the effect of interest rate changes on the net interest margin and to manage the exposure to risk while maintaining net interest income at acceptable levels. Liquidity is provided by our attempt to carefully structure our balance sheet and through unsecured and secured lines of credit with other financial institutions, the Federal Home Loan Bank of Atlanta (the "FHLB"), and the Federal Reserve Bank of Atlanta (the "FRB").

The Asset/Liability Management Committee ("ALCO") meets regularly to, among other things, review our interest rate sensitivity positions and our balance sheet mix, monitor our capital position and ratios, review our product offerings and pricing, including rates, fees and charges, monitor our funding needs and sources, and assess our current and projected liquidity.

Market Risk

Our primary market risk exposures are interest rate risk, credit risk and liquidity risk. We have little or no risk related to trading accounts, commodities, or foreign exchange.

Interest rate risk, which encompasses price risk, is the exposure of a banking organization's financial condition and earnings ability to withstand adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk can pose a significant threat to assets, earnings, and capital. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to our success.

ALCO, which includes senior management representatives, monitors and considers methods of managing the rate and sensitivity repricing characteristics of the balance sheet components consistent with maintaining acceptable levels of changes in portfolio values and net interest income with changes in interest rates. The primary purposes of ALCO are to manage our interest rate risk consistent with earnings and liquidity, to effectively invest our capital, and to preserve the value created by our core business operations. Our exposure to interest rate risk compared to established tolerances is reviewed on at least a quarterly basis by our Board of Directors.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest rate risk and the organization's quantitative levels of exposure. When assessing the interest rate risk management process, we seek to ensure that appropriate policies, procedures, management information systems, and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires us to assess the existing and potential future effects of changes in interest rates on our consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.

Interest rate sensitivity analysis, referred to as Equity at Risk, is used to measure our interest rate risk by computing estimated changes in earnings and in the net present value of our cash flows from assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net present value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 200 basis point increase or decrease in market interest rates.

We utilize a statistical research firm specializing in the banking industry to provide various quarterly analyses and special analyses, as requested, related to our current and projected financial performance, including rate shock analyses. Data sources for this and other analyses include quarterly FDIC Call Reports and the Federal Reserve Y-9C, management assumptions, statistical loan portfolio information, industry norms and financial markets data. For purposes of evaluating rate shock, rate change induced sensitivity tables are used in determining the timing and volume of repayment, prepayment, and early withdrawals.

Earnings and fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Assumptions have been made as to appropriate discount rates, prepayment speeds, expected cash flows, and other variables. Changes in assumptions significantly affect the estimates and, as such, the derived earnings and fair value may not be indicative of the negotiable value in an actual sale or comparable to that reported by other financial institutions. In addition, the fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business. The tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Our policy states that a negative change in net present value (equity at risk) as a result of an immediate and sustained 200 basis point increase or decrease in interest rates should not exceed the lesser of 2% of total assets or 15% of total regulatory capital. It also states that a similar increase or decrease in interest rates should not negatively impact net interest income or net income by more than 5% or 15%, respectively.

The following schedule reflects an analysis of our assumed market value risk and earnings risk inherent in our interest rate sensitive instruments related to immediate and sustained interest rate variances of 200 basis points, both above and below current levels (rate shock analysis). It also reflects the estimated effects on net interest income and net income over a one-year period and the estimated effects on net present value of our assets, liabilities, and off-balance sheet items as a result of an immediate and sustained increase or decrease of 200 basis points in market rates of interest as of December 31, 2008 and 2007 (dollars in thousands):

Rate Shock Analysis

	December 31, 2008		**December 31, 2007**	
Market Rates of Interest	**+200 Basis Points**	**-200 Basis Points**	**+200 Basis Points**	**-200 Basis Points**
Change in net present value	**$(7,550)**	**$15,640**	$(2,783)	$(329)
Change as a percent of total assets	**(.43)%**	**.89%**	(.17)%	(.02)%
Change as a percent of regulatory equity	**(3.54)%**	**7.34%**	(1.53)%	(.18)%
Percent change in net interest income	**(1.97)%**	**(2.62)%**	(.60)%	(.28)%
Percent change in net income	**(7.68)%**	**(10.28)%**	(2.76)%	(1.30)%

The rate shock analysis at December 31, 2008, indicated that the effects of an immediate and sustained increase or decrease of 200 basis points in market rates of interest would fall within policy parameters and approved tolerances for equity at risk, net interest income and net income.

We have historically been asset sensitive to six months, however, we have been liability sensitive from six months to one year, largely mitigating the potential negative impact on net interest income and net income over a full year from a sudden and sustained decrease in interest rates. Likewise, historically the potential positive impact on net interest income and net income of a sudden and sustained increase in interest rates is reduced over a one-year period as a result of our liability sensitivity in the six-month to one-year time frame.

As discussed above, the negative impact of an immediate and sustained 200 basis point increase in market rates of interest on the net present value (equity at risk) was within established tolerances at December 31, 2008, though somewhat higher than that at December 31, 2007, primarily because of the reduced sensitivity in our transactional deposits. Also, the negative impact of an immediate and sustained 200 basis point decrease in market rates of interest on net interest income and net income was well within established tolerances but reflected an increase in interest rate sensitivity at December 31, 2008, compared to year-end 2007. We follow FDIC guidelines for non-maturity deposits such as interest-bearing transaction and savings accounts in the interest rate sensitivity (gap) analysis; therefore, this analysis does not reflect the full impact of rapidly rising or falling market rates of interest on these accounts compared to the results of the rate shock analysis presented.

Rate shock analysis provides only a limited, point in time view of interest rate sensitivity. The gap analysis also does not reflect factors such as the magnitude (versus the timing) of future interest rate changes and asset prepayments. The actual impact of interest rate changes upon earnings and net present value may differ from that implied by any static rate shock or gap measurement. In addition, net interest income and net present value under various future interest rate scenarios are affected by multiple other factors not embodied in a static rate shock or gap analysis, including competition, changes in the shape of the Treasury yield curve, divergent movement among various interest rate indices, and the speed with which interest rates change.

Interest Rate Sensitivity

The major elements used to manage interest rate risk include the mix of fixed and variable rate assets and liabilities and the maturity and repricing patterns of these assets and liabilities. It is our policy not to invest in derivatives. We perform a quarterly review of assets and liabilities that reprice and the time bands within which the repricing occurs. Balances generally are reported in the time band that corresponds to the instrument's next repricing date or contractual maturity, whichever occurs first. However, fixed rate indirect automobile loans, mortgage backed securities, and residential mortgage loans are primarily included based on scheduled payments with a prepayment factor incorporated. Through such analyses, we monitor and manage our interest sensitivity gap to minimize the negative effects of changing interest rates.

The interest rate sensitivity structure within our balance sheet at December 31, 2008, indicated a cumulative net interest sensitivity liability gap of 7.06% when projecting out one year. In the near term, defined as 90 days, there was a cumulative net interest sensitivity asset gap of 8.47% at December 31, 2008. When projecting forward six months, there was a net interest sensitivity asset gap of 2.25%. This information represents a general indication of repricing characteristics over time; however, the sensitivity of certain deposit products may vary during extreme swings in the interest rate cycle (see "Market Risk"). Since all interest rates and yields do not adjust at the same velocity, the interest rate sensitivity gap is only a general indicator of the potential effects of interest rate changes on net interest income. Our policy states that the cumulative gap at six months and one year should generally not exceed 15% and 10%, respectively. Our cumulative gap at one year is well within this guideline. The interest rate shock analysis is generally considered to be a better indicator of interest rate risk.

The following table illustrates our interest rate sensitivity gap at December 31, 2008, as well as the cumulative position at December 31, 2008. All amounts are categorized by their actual maturity or repricing date with the exception of non-maturity deposit accounts. As a result of prior experience during periods of rate volatility and management's estimate of future rate sensitivities, we allocate the non-maturity deposit accounts noted below, based on the estimated duration of those deposits (dollars in thousands):

Interest Rate Sensitivity Analysis

	Repricing Within								
	0-30 Days	**31-60 Days**	**61-90 Days**	**91-120 Days**	**121-150 Days**	**151-180 Days**	**181-365 Days**	**Over One Year**	**Total**
Interest-Earning Assets:									
Investment securities	$ 1,058	$ 1,047	$ 1,035	$ 6,306	$ 1,012	$ 1,001	$ 15,855	$131,510	$ 158,824
Loans	552,448	50,294	28,609	28,235	34,501	27,528	183,435	482,972	1,388,022
Loans held-for-sale	967	15,000	–	10,000	–	10,000	19,873	–	55,840
Federal funds sold	23,184	–	–	–	–	–	–	–	23,184
Due from banks – interest-earning	9,853	–	–	–	–	–	–	–	9,853
Total interest-earning assets	587,510	66,341	29,644	44,541	35,513	38,529	219,163	614,482	1,635,723
Interest-Bearing Liabilities:									
Demand deposit accounts	8,318	6,932	6,239	6,100	5,961	5,823	24,954	74,308	138,635
Savings and NOW accounts	171,478	4,919	2,459	2,459	2,459	2,459	12,297	124,828	323,358
Money market accounts	34,059	10,643	8,869	6,823	5,248	3,749	2,343	13,095	84,829
Time deposits >$100,000	20,924	20,625	48,942	23,834	6,889	14,701	134,049	47,574	317,538
Time deposits <$100,000	35,690	41,446	64,582	43,562	42,690	35,314	193,920	122,117	579,321
Long-term debt	–	–	25,774	2,500	–	–	–	86,753	115,027
Short-term borrowings	21,007	6,565	5,471	4,208	3,237	2,312	3,945	8,273	55,018
Total interest-bearing liabilities	291,476	91,130	162,336	89,486	66,484	64,358	371,508	476,948	1,613,726
Interest sensitivity gap	$296,034	$ (24,789)	$(132,692)	$(44,945)	$(30,971)	$(25,829)	$(152,345)	$137,534	$ 21,997
Cumulative gap at 12/31/08	$296,034	$271,245	$ 138,553	$ 93,608	$ 62,637	$ 36,808	$(115,537)	$ 21,997	
Ratio of cumulative gap to total interest-earning assets at 12/31/08	18.10%	16.58%	8.47%	5.72%	3.83%	2.25%	(7.06)%	1.34%	
Ratio of interest sensitive assets to interest sensitive liabilities at 12/31/08	201.56%	72.80%	18.26%	49.77%	53.42%	59.87%	58.99%	128.84%	

Liquidity

Liquidity is defined as the ability to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Management measures the liquidity position by giving consideration to both on-balance sheet and off-balance sheet sources of and demands for funds on a daily and weekly basis.

Management seeks to maintain a stable net liquidity position while optimizing operating results, as reflected in net interest income, the net yield on earning assets, and the cost of interest-bearing liabilities in particular. ALCO meets regularly to review the current and projected net liquidity positions and to review actions taken by management to achieve this liquidity objective. While the desired level of liquidity will vary depending on a number of factors, it is the primary goal of Fidelity to maintain a sufficient level of liquidity in both normal operating conditions and in periods of market or industry stress. Levels of total liquidity, short-term liquidity, and short-term liquidity sources will be important in 2009 based on projected core loan growth and projected SBA and indirect automobile loan production and sales.

Sources of liquidity include cash and cash equivalents, net of Federal requirements to maintain reserves against deposit liabilities; investment securities eligible for sale or pledging to secure borrowings from dealers and customers pursuant to securities sold under agreements to repurchase ("repurchase agreements"); loan repayments; loan sales; deposits and certain interest-sensitive deposits; brokered deposits; a collateralized contingent line of credit at the FRB Discount Window; a collateralized line of credit from the FHLB; and, borrowings under unsecured overnight Federal funds lines available from correspondent banks. The principal demands for liquidity are new loans, anticipated fundings under credit commitments to customers, and deposit withdrawals.

The Company has limited liquidity, and it relies primarily on interest and dividends from subsidiaries equity, subordinated debt, and trust preferred securities, interest income, management fees, and dividends from the Bank as sources of liquidity. Interest and dividends from subsidiaries ordinarily provide a source of liquidity to a bank holding company. The Bank pays interest to Fidelity on the Bank's subordinated debt and its short-term investments in the Bank and cash dividends on its preferred stock and common stock. Under the regulations of the GDBF, bank dividends may not exceed 50% of the prior year's net earnings without approval from the GDBF. If dividends received from the Bank were reduced or eliminated, our liquidity would be adversely affected.

In addition to the availability of brokered deposits, as of December 31, 2008, we had the following sources of available unused liquidity (in thousands):

	December 31, 2008
Unpledged securities	$ 5,000
FHLB advances	43,000
FRB lines	175,000
Unsecured Federal funds lines	37,000
Additional FRB line based on eligible but unpledged collateral	305,000
Total sources of available unused liquidity	$565,000

The Bank received notification on February 20, 2009 that one of its unsecured Federal funds lines was increased by $10 million.

Net cash flows from operating activities primarily result from net income adjusted for the following noncash items: the provision for loan losses, depreciation, amortization, loans held-for-sale, and the lower of cost or market adjustments, if any. Net cash flows provided by operating activities in 2008 were positively impacted by proceeds from sales of loans of $142.6 million and negatively impacted primarily by $132.8 million in loans originated for resale, and a net loss of $12.2 million. Net cash flows used in investing activities were negatively impacted primarily by $35.8 million in loan production volume net of repayments and $44.3 million of cash outflows for purchases of investment securities available-for-sale. In addition, the net cash flows used in investing activities were positively impacted by net cash inflows from investment securities of $22.4 million. Net cash flows provided by financing activities were positively impacted by increases in time deposits of $153.3 million and the issuance of preferred stock of $48.2 million, offset in part by a decrease of $115.3 million in transactional deposits.

Contractual Obligations and Other Commitments

The following schedule provides a summary of our financial commitments to make future payments, primarily to fund loan and other credit obligations, long-term debt, and rental commitments primarily for the lease of branch facilities, the operations center, the SBA lending office, and the commercial lending, construction lending, and executive offices as of December 31, 2008. Payments for borrowings do not include interest. Payments related to leases are based on actual payments specified in the underlying contracts. Loan commitments, lines of credit, and letters of credit are presented at contractual amounts; however, since many of these commitments are "revolving" commitments as discussed below and many are expected to expire unused or partially used, the total amount of these commitments does not necessarily reflect future cash requirements.

		Commitment Maturity or Payment Due by Period			
	Commitments or Long-term Borrowings	1 Year or Less	More Than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More
			(Dollars in thousands)		
Home equity lines	$ 47,728	$ 2,921	$ 8,988	$ 8,827	$ 26,992
Construction	77,473	77,473	–	–	–
Acquisition and development	2,941	2,286	655	–	–
Commercial	55,997	51,993	2,622	969	413
SBA	5,013	2,978	–	–	2,035
Mortgage	3,534	3,534	–	–	–
Letters of Credit	8,413	8,178	235	–	–
Lines of Credit	1,725	478	55	–	1,192
Total financial commitments[(1)]	202,824	149,841	12,555	9,796	30,632
Subordinated debt[(2)]	67,527	–	–	–	67,527
Long-term borrowings[(3)]	47,500	–	27,500	7,500	12,500
Rental commitments[(4)]	9,705	2,550	2,504	3,163	1,488
Purchase obligations[(5)]	3,131	1,676	901	554	–
Total commitments and long-term borrowings	$330,687	$154,067	$43,460	$21,013	$112,147

(1) Financial commitments include both secured and unsecured obligations to fund. Certain residential construction and acquisition and development commitments relate to "revolving" commitments whereby payments are received as individual homes or parcels are sold; therefore, the outstanding balances at any one time will be less than the total commitment. Construction loan commitments in excess of one year have provisions to convert to term loans at the end of the construction period.

(2) Subordinated debt is comprised of five trust preferred security issuances. We have no obligations related to the trust preferred security holders other than to remit periodic interest payments and to remit principal and interest due at maturity. Each trust preferred security provides us the opportunity to prepay the securities at specified dates from inception, the fixed rate issues with declining premiums based on the time outstanding or at par after designated periods for all issues.

(3) All long-term borrowings are collateralized with investment grade securities or with pledged real estate loans.

(4) Leases and other rental agreements typically have renewal options either at predetermined rates or market rates on renewal.

(5) Purchase obligations include significant contractual obligations under legally enforceable contracts with contract terms that are both fixed and determinable with initial terms greater than one year. The majority of these amounts are primarily for services, including core processing systems and telecommunications maintenance.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers, and to reduce our own exposure to fluctuations in interest rates. These financial instruments, which include commitments to extend credit and letters of credit, involve to varying degrees elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of these instruments reflect the extent of involvement we have in particular classes of financial instruments.

Our exposure to credit loss, in the event of nonperformance by customers for commitments to extend credit and letters of credit, is represented by the contractual or notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for recorded loans. Loan commitments and other off-balance sheet exposures are evaluated by Credit Review quarterly and reserves are provided for risk as deemed appropriate.

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the agreement. Substantially all of our commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Thus, we will deny funding a commitment if the borrower's financial condition deteriorates during the commitment period, such that the customer no longer meets the pre-established conditions of lending. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby and import letters of credit are commitments issued by us to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans or lines of credit to customers. We hold collateral supporting those commitments as deemed necessary.

Loans

During 2008, total loans outstanding, which included loans held-for-sale, decreased $8.2 million or .6% to $1.444 billion when compared to 2007. Loan production decreased in 2008 compared to 2007 in addition to increased charge-offs and the sale of $138.2 million in loans. The decrease in loans was the result of a $26.9 million or 3.8% decrease in consumer installment loans, consisting primarily of indirect automobile loans, to $679.3 million because of management's efforts to preserve regulatory capital ratios by shrinking the balance sheet as well as reduced volume due to the ongoing economic recession. After receiving the preferred stock capital infusion through TARP, management began to expand lending efforts. Construction loans decreased $36.9 million or 13.1% to $245.2 million. Contributing to the decline were significant construction loan payoffs, which more than offset loan production. Somewhat offsetting these decreases were increases in commercial, financial and agricultural loans, including SBA loans, of $28.9 million or 24.8% to $145.4 million, increases in real estate mortgage loans of $21.9 million or 23.3% to $115.6 million, and increases in commercial real estate loans, including SBA loans, of $12.6 million or 6.7% to $202.5 million.

Loans held-for-sale decreased $7.8 million or 12.3% to $55.8 million primarily due to a $23.0 million or 60.5% decrease in indirect automobile loans held-for-sale, partially offset by an increase in SBA loans held-for-sale of $15.6 million. The fluctuations in the held-for-sale balances are due to loan production levels and demands of loan investors.

Loans, by Category

	December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
	(Dollars in thousands)				
Loans:					
Commercial, financial and agricultural	**$ 137,988**	$ 107,325	$ 107,992	$ 88,532	$ 79,597
Tax exempt commercial	**7,508**	9,235	14,969	7,572	6,245
Real estate-mortgage-commercial	**202,516**	189,881	163,275	104,996	98,770
Total commercial	**348,012**	306,441	286,236	201,100	184,612
Real estate-construction	**245,153**	282,056	306,078	257,789	199,127
Real estate-mortgage-residential	**115,527**	93,673	91,652	85,086	86,997
Consumer installment	**679,330**	706,188	646,790	555,194	490,490
Loans	**1,388,022**	1,388,358	1,330,756	1,099,169	961,226
Allowance for loan losses	**(33,691)**	(16,557)	(14,213)	(12,912)	(12,443)
Loans, net of allowance	**$1,354,331**	$1,371,801	$1,316,543	$1,086,257	$948,783
Total Loans:					
Loans	**$1,388,022**	$1,388,358	$1,330,756	$1,099,169	$961,226
Loans Held-for-Sale:					
Residential mortgage	**967**	1,412	321	1,045	4,063
Consumer installment	**15,000**	38,000	43,000	26,000	30,000
SBA	**39,873**	24,243	14,947	3,563	–
Total loans held-for-sale	**55,840**	63,655	58,268	30,608	34,063
Total loans	**$1,443,862**	$1,452,013	$1,389,024	$1,129,777	$995,289

Loan Maturity and Interest Rate Sensitivity

	December 31, 2008			
	Within One Year	**One Through Five Years**	**Over Five Years**	**Total**
	(Dollars in thousands)			
Loan Maturity:				
Commercial, financial and agricultural	$ 93,452	$45,177	$ 6,867	$145,496
Real estate – construction	238,622	6,531	–	245,153
Total	$332,074	$51,708	$ 6,867	$390,649
Interest Rate Sensitivity:				
Selected loans with:				
Predetermined interest rates:				
Commercial, financial and agricultural	$ 35,506	$44,354	$ 6,867	$ 86,727
Real estate – construction	77,789	4,576	–	82,365
Floating or adjustable interest rates:				
Commercial, financial and agricultural	57,946	823	–	58,769
Real estate – construction	160,833	1,955	–	162,788
Total	$332,074	$51,708	$ 6,867	$390,649

Construction Loans

The following tables represent our Construction loan balances, excluding SBA loans, as of December 31, 2007 and 2008 and the activity for the year ended December 31, 2008.

	Total Construction Loans				
	Houses		Lots		Total
	Number	Balance	Number	Balance	Balance
	(Dollars in thousands)				
January 1, 2008	700	$149,523	2,138	$119,770	$269,293
Advances	255	18,171	57	4,474	22,645
Disbursements/Draws	–	59,519	–	7,683	67,202
Loans Paid-out/Principal payments	(289)	(99,201)	(201)	(11,108)	(110,309)
Loans transferred to REO	(143)	(11,265)	(55)	(4,789)	(16,054)
Charge-offs	–	(1,675)	–	(6,276)	(7,951)
December 31, 2008	523	$115,072	1,939	$109,754	$224,826

	Atlanta, Georgia				
	Houses		Lots		Total
	Number	Balance	Number	Balance	Balance
	(Dollars in thousands)				
January 1, 2008	494	$118,517	864	$58,929	$177,446
Advances	69	5,771	20	2,556	8,327
Disbursements/Draws	–	33,666	–	4,205	37,871
Loans Paid-out/Principal payments	(83)	(64,638)	(95)	(6,961)	(71,599)
Loans transferred to REO	(140)	(10,083)	(55)	(4,789)	(14,872)
Charge-offs	–	(619)	–	(3,047)	(3,666)
December 31, 2008	340	$ 82,614	734	$50,893	$133,507

	Florida				
	Houses		Lots		Total
	Number	Balance	Number	Balance	Balance
	(Dollars in thousands)				
January 1, 2008	206	$31,006	1,274	$60,841	$91,847
Advances	186	12,400	37	1,918	14,318
Disbursements/Draws	–	25,853	–	3,478	29,331
Loans Paid-out/Principal payments	(206)	(34,563)	(106)	(4,147)	(38,710)
Loans transferred to REO	(3)	(1,182)	–	–	(1,182)
Charge-offs	–	(1,056)	–	(3,229)	(4,285)
December 31, 2008	183	$32,458	1,205	$58,861	$91,319

Credit Quality

Credit quality risk in the loan portfolio provides our highest degree of risk and is under stress due to the housing slow down and current recession. We manage and control risk in the loan portfolio through adherence to standards established by the Board of Directors and senior management, combined with a commitment to producing quality assets, monitoring loan performance, developing profitable relationships, and meeting the strategic loan quality and growth targets. Our credit policies establish underwriting standards, place limits on exposures, which include concentrations and commitments, and set other limits or standards as deemed necessary and prudent. Also included in the policy, primarily determined by the amount and type of loan, are various approval levels, ranging from the branch or department level to those that are more centralized. We maintain a diversified portfolio intended to spread risk and reduce exposure to economic downturns, which may occur in different segments of the economy or in particular industries. Industry and loan type diversification is reviewed at least quarterly.

Management has taken numerous steps to reduce credit risk in the loan portfolio and to strengthen the credit risk management team and processes. A special assets group was organized in 2008 to evaluate potential nonperforming loans, to properly value nonperforming assets, and to facilitate the timely disposition in these assets while minimizing losses to the Company. In addition, all credit policies have been reviewed and revised as necessary, and experienced managers are in place and have strengthened all lending areas and Credit Administration. Primarily due to increasing charge-offs and charge-downs on residential construction loans and indirect automobile loans and an increase in adversely classified residential construction loans, the provision for loan losses for the year ended December 31, 2008, was $36.6 million compared to a $8.5 million for the year ended December 31, 2007. Net charge-offs in 2008 increased to $19.4 million compared to $6.2 million during 2007, largely due to an increase in real estate construction and indirect lending charge-offs. This increase is a function of the slowing housing market and the recession in general and its impact on consumers. The provision increase is a result of higher construction loan charge-offs and charge-downs and is attributable to the slow down in housing construction and sales. It is also related to increasing charge-offs in the consumer indirect lending portfolio of loans which at December 31, 2008, made up 47.5% of the total loan portfolio. The allowance for loan losses as a percentage of loans was 2.43% as of the end of 2008 compared to 1.19% at the end of 2007.

The Credit Review Department ("Credit Review") regularly reports to senior management and the Loan and Discount Committee of the Board regarding the credit quality of the loan portfolio, as well as trends in the portfolio and the adequacy of the allowance for loan losses. Credit Review monitors loan concentrations, production, loan growth, as well as loan quality, and independent from the lending departments, reviews risk ratings and tests credits approved for adherence to our lending standards. Finally, Credit Review also performs ongoing, independent reviews of the risk management process and adequacy of loan documentation. The results of its reviews are reported to the Loan and Discount Committee of the Board. The consumer collection function is centralized and automated to ensure timely collection of accounts and consistent management of risks associated with delinquent accounts.

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, troubled debt restructured loans, if any, repossessions, and other real estate. Nonaccrual loans are loans on which the interest accruals have been discontinued when it appears that future collection of principal or interest according to the contractual terms may be doubtful. Troubled debt restructured loans are those loans whose terms have been modified, because of economic or legal reasons related to the debtors' financial difficulties, to provide for a reduction in principal, change in terms, or modification of interest rates to below market levels. Repossessions include vehicles and other personal property that have been repossessed as a result of payment defaults on indirect automobile loans and commercial loans.

Nonperforming Assets

	December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Nonaccrual loans	**$ 98,151**	$14,371	$4,587	$1,993	$1,578
Repossessions	**2,016**	2,512	937	819	625
Other real estate	**15,063**	7,308	–	–	665
Total nonperforming assets	**$115,230**	$24,191	$5,524	$2,812	$2,868
Loans past due 90 days or more and still accruing	**$ –**	$ 23	$ –	$ –	$ 2
Ratio of loans past due 90 days or more and still accruing to total loans	**–%**	–%	–%	–%	–%
Ratio of nonperforming assets to total loans and repossessions	**7.89**	1.65	.40	.25	.29

The increase in nonperforming assets from December 31, 2007, to December 31, 2008, was primarily driven by increases in nonaccrual loans and other real estate, over 90% of the aggregate balances of which are secured by real estate. Management believes it has been proactive in charging down and charging off these nonperforming assets as appropriate. Management's assessment of the overall loan portfolio is that loan quality and performance are decreasing under pressure from the economic recession, and the slow real estate market in Atlanta in particular. Management is being aggressive in evaluating credit relationships and proactive in addressing problems.

When a loan is classified as nonaccrual, to the extent collection is in question, previously accrued interest is reversed and interest income is reduced by the interest accrued in the current year. If any portion of the accrued interest was accrued in a previous period, accrued interest is reduced and a charge for that amount is made to the allowance for loan losses. For 2008, the gross amount of interest income that would have been recorded on nonaccrual loans, if all such loans had been accruing interest at the original contract rate, was approximately $1.6 million compared to $188,000 and $133,000 during 2007 and 2006, respectively. For additional information on nonaccrual loans see "Critical Accounting Policies – Allowance for Loan Losses."

Allowance for Loan Losses

As discussed in "Critical Accounting Policies – Allowance for Loan Losses," the allowance for loan losses is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio including current economic conditions, loan portfolio concentrations, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such other factors which, in management's judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequently, recoveries are added to the allowance.

For all loan categories, historical loan loss experience, adjusted for changes in the risk characteristics of each loan category, current trends, and other factors, is used to determine the level of allowance required. Additional amounts are allocated based on the possible losses of individual impaired loans and the effect of economic conditions on both individual loans and loan categories. Since the allocation is based on estimates and subjective judgment, it is not necessarily indicative of the specific amounts of losses that may ultimately occur.

In determining the allocated allowance, all portfolios are treated as homogenous pools. The allowance for loan losses for the homogenous pools is allocated to loan types based on historical net charge-off rates adjusted for any current or anticipated changes in these trends. Within the commercial, commercial real estate, and business banking portfolios, every nonperforming loan and loans having greater than normal risk characteristics are not treated as homogenous pools and are individually reviewed for a specific allocation. The specific allowance for these individually reviewed loans is based on a specific loan impairment analysis.

In determining the appropriate level for the allowance, management ensures that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of the range of probable credit losses. This additional allowance, if any, is reflected in the unallocated portion of the allowance.

At December 31, 2008, the allowance for loan losses was $33.7 million, or 2.43% of loans compared to $16.6 million, or 1.19% of loans at December 31, 2007. Net charge-offs as a percent of average loans outstanding was 1.36% in 2008 compared to .45% for 2007. The allocated allowance for real estate construction loans increased $8.3 million to $11.0 million at December 31, 2008, when compared to 2007, primarily due to the increase in adversely classified construction loans and the associated specific reserves. The reserve factor for the construction loan portfolio also increased in 2008 as a result of higher charge-offs resulting from the credit crisis and its impact on the Atlanta real estate market. This increase in the reserve factor was somewhat offset by the $36.9 million decrease in construction loan balances during 2008. The allowance allocated to indirect automobile loans increased $7.2 million or 88.0% to $15.3 million from $8.1 million at the end of 2007. The increase is primarily the result of a higher reserve factor due to increased charge-offs during 2008 from the weakening economy net of a decrease in loans outstanding. The allowance allocated to commercial loans was $5.6 million at December 31, 2008, compared to $4.2 million at December 31, 2007. The increase is primarily a result of increased commercial loans outstanding as well as an increase in adversely rated and problem loans at December 31, 2008 compared to December 31, 2007.

The unallocated allowance increased $304,000 to $1.1 million at December 31, 2008, compared to year-end 2007 based on management's assessment of losses inherent in the loan portfolio and not reflected in specific allocations, in part related to increasing net charge-offs relative to average loan balances as well as the continued poor economic outlook both nationally and locally. See "Provisions for Loan Losses."

Allocation of the Allowance for Loan Losses

	December 31, 2008		December 31, 2007		December 31, 2006	
	Allowance	**%***	**Allowance**	**%***	**Allowance**	**%***
			(Dollars in thousands)			
Commercial, financial and agricultural[(1)]	**$ 5,587**	**25.07%**	$ 4,228	22.07%	$ 5,226	21.51%
Real estate – construction	**11,042**	**17.66**	2,776	20.32	2,580	23.00
Real estate – mortgage–residential	**599**	**8.32**	562	6.75	521	6.89
Consumer installment	**15,364**	**48.95**	8,196	50.86	5,223	48.60
Unallocated	**1,099**	–	795	–	394	–
Total	**$33,691**	**100.00%**	$16,557	100.00%	$13,944	100.00%

	December 31, 2005		December 31, 2004	
	Allowance	**%***	**Allowance**	**%***
Commercial, financial and agricultural[(1)]	$ 3,717	18.30 %	$ 4,703	19.20 %
Real estate – construction	2,331	23.45	2,041	20.72
Real estate – mortgage–residential	610	7.74	588	9.05
Consumer installment	4,892	50.51	4,540	51.03
Unallocated	1,093	–	302	–
Total	$12,643	100.00 %	$12,174	100.00 %

*Percentage of respective loan type to loans.
(1) Includes allowance allocated for real estate–mortgage–commercial loans and SBA loans.

Investment Securities

The levels of taxable and tax free municipal securities and short-term investments reflect our strategy of maximizing portfolio yields within overall asset and liability management parameters while providing for pledging and liquidity needs. Investment securities other than the investment in FHLB stock, on an amortized cost basis totaled $151 million and $134 million at December 31, 2008 and 2007, respectively. The increase of $18 million in investments at December 31, 2008, compared to December 31, 2007, was attributable to management's decision to enter into a series of transactions in March and April of 2008 to take advantage of the steepness of the yield curve. In March, the Bank purchased $19.6 million in agency (U.S. government sponsored entity) mortgage backed securities and funded the transaction with $20.0 million in laddered maturity advances from the Federal Home Loan Bank. In April, the Bank purchased $10.0 million in agency (U.S. government sponsored entity) mortgage backed securities and funded the transaction with $10 million in laddered maturity advances from the Federal Home Loan Bank. In addition, the Bank added six general obligation municipal bonds to the portfolio for a total of $5.0 million and purchased a $10 million Federal Home Loan Bank discount bond. Decreasing the size of the investment portfolio were principal paydowns on mortgage backed securities of $17 million, a $5.0 million agency note which was called at par, the sale of a $792,000 general obligation municipal security, and the sale of seven agency mortgage backed securities totaling $3.6 million. We intend to purchase investment securities in 2009 in excess of the repayments and prepayments from mortgage backed securities to increase available collateral and to initially leverage the capital received from the preferred stock issuance until sufficient loans can be generated.

The estimated weighted average life of the securities portfolio was 7.2 years at December 31, 2008, compared to 6.0 years at December 31, 2007. At December 31, 2008, approximately $127 million based on the amortized cost of investment securities were classified as available-for-sale, compared to $104 million based on the amortized cost at December 31, 2007. The net unrealized gain on these securities available-for-sale at December 31, 2008, was $2.2 million before taxes, compared to a net unrealized loss of $1.3 million before taxes at December 31, 2007. The unrealized loss positions associated with municipal securities resulted not from credit quality issues, but from market interest rate increases over the interest rates prevalent at the time the securities were purchased, and are considered temporary.

At December 31, 2008 and 2007, we classified all but $24.8 million and $29.1 million, respectively, of our investment securities as available-for-sale. We maintain a relatively high percentage of our investment portfolio as available-for-sale for possible liquidity needs related primarily to loan production, while held-to-maturity securities are primarily utilized for pledging as collateral for public deposits and other borrowings.

Distribution of Investment Securities

	December 31,					
	2008		**2007**		**2006**	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
	(Dollars in thousands)					
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	**$ 9,830**	**$ 9,954**	$ 5,000	$ 5,007	$ 9,997	$ 9,917
Municipal securities	**15,222**	**14,384**	10,985	11,050	–	–
Mortgage backed securities	**126,340**	**129,878**	117,525	115,819	134,545	131,364
Total	**$151,392**	**$154,216**	$133,510	$131,876	$144,542	$141,281

The following table depicts the maturity distribution of investment securities and average yields as of December 31, 2008 and 2007. All amounts are categorized by their expected repricing date. The expected maturities may differ from the contractual maturities of mortgage backed securities because the mortgage holder of the underlying mortgage loans has the right to prepay their mortgage loans without prepayment penalties. The expected maturities may differ from the contractual maturities of callable agencies and municipal securities because the issuer has the right to redeem the callable security at predetermined prices at specified times prior to maturity.

Maturity Distribution of Investment Securities and Average Yields[1]

	December 31, 2008			December 31, 2007		
	Amortized Cost	Fair Value	Average Yield[1]	Amortized Cost	Fair Value	Average Yield[1]
			(Dollars in thousands)			
Available-for-Sale:						
U.S. Treasury securities and obligations of U.S. Government corporations and agencies:						
Due after one year through five years ..	**$ 9,830**	**$ 9,954**	**2.58%**	$ 5,000	$ 5,007	5.00%
Municipal securities[2]						
Due after one year through five years ..	**3,012**	**2,889**	**5.45**	503	518	6.05
Due five years through ten years	**4,962**	**4,889**	**5.37**	3,332	3,291	5.23
Due after ten years...............................	**7,248**	**6,606**	**5.84**	7,150	7,241	5.82
Mortgage backed securities						
Due after one year through five years ..	**10,229**	**10,478**	**4.65**	17,748	17,587	4.80
Due five years through ten years	**84,950**	**87,376**	**5.12**	65,758	64,624	5.00
Due after ten years...............................	**6,368**	**6,557**	**5.31**	4,955	4,881	5.21
	$126,599	**$128,749**		$104,446	$103,149	
Held-to-Maturity:						
Mortgage backed securities						
Due after one year through five years ..	**4,711**	**4,854**	**4.47%**	$ 6,327	$ 6,309	4.66%
Due five years through ten years	**20,082**	**20,613**	**5.03**	22,737	22,418	5.03
	$ 24,793	**$ 25,467**		$ 29,064	$ 28,727	

(1) Weighted average yields are calculated on the basis of the carrying value of the security.
(2) Interest income includes the effects of taxable equivalent adjustments of $259,000 in 2008 and $147,000 in 2007.

Deposits and Funds Purchased

Total deposits increased $38.1 million or 2.7% during 2008 to $1.444 billion at December 31, 2008, from $1.406 billion at December 31, 2007, due primarily to an increase in time deposits of $153.3 million or 20.6% to $896.9 million and an increase in noninterest-bearing demand deposits of $7.0 million or 5.3% to $138.6 million. Interest-bearing demand and money market deposits decreased $105.3 million or 33.5% to $208.7 million and savings deposits decreased $17.0 million or 7.8% to $199.5 million. As interest rates fell in 2008, time deposits increased as our customers attempted to earn higher yields than were available in checking and savings accounts. Management also encouraged this behavior by offering special interest rates in certain terms to help manage the duration of the Bank's deposit liabilities and projected liquidity. Approximately $53 million of the increase was in wholesale certificates of deposit. The use of these funds allows management to structure the maturities of deposits to fill in projected gaps quickly and with known funding amounts. The increase in noninterest-bearing demand deposits was in part due to an increase in the number of transaction accounts as the result of continued benefits from the transaction account acquisition initiative continuing in 2008, and in part due to unlimited deposit insurance coverage available through December 31, 2009, for noninterest-bearing transaction account through the FDIC's Temporary Liquidity Guarantee Program. Management believes the decreases in interest-bearing demand and money market account balances and savings account balances was due to customers looking for higher yields in certificate of deposits as discussed previously and to increased use of cash as the credit markets have tightened.

Average interest-bearing deposits during 2008 increased $70.1 million over 2007 average balances to $1.317 billion, as a result of customers seeking FDIC insurance protection and moving out of the volatile equity markets. The average balance of time deposits increased $86.2 million to $836.0 million, and the average balance of savings deposits increased $5.8 million to $209.3 million, while the average balance of interest-bearing demand deposits decreased $21.9 million to $271.4 million. Core deposits, obtained from a broad range of customers, and our largest source of funding, consist of all interest-bearing and noninterest-bearing deposits except time deposits over $100,000 and brokered deposits obtained through investment banking firms utilizing master certificates. Brokered deposits totaled $189.8 million and $136.6 million at December 31, 2008 and 2007, respectively, and are included in other time deposit balances in the consolidated balance sheets. The average balance of interest-bearing core deposits was $845.3 million and $835.2 million during 2008 and 2007, respectively.

Noninterest-bearing deposits are comprised of certain business accounts, including correspondent bank accounts and escrow deposits, as well as individual accounts. Average noninterest-bearing demand deposits totaling $128.7 million represented 13.2% of average core deposits in 2008 compared to an average balance of $130.8 million or 13.5% in 2007. The average amount of, and average rate paid on, deposits by category for the periods shown are presented in the following table (dollars in thousands):

Selected Statistical Information for Deposits

	December 31,					
	2008		2007		2006	
	Average Amount	Rate	Average Amount	Rate	Average Amount	Rate
Noninterest-bearing demand deposits	**$ 128,706**	**–%**	$ 130,835	–%	$ 127,978	–%
Interest-bearing demand deposits	**271,429**	**2.29**	293,336	3.49	234,871	2.79
Savings deposits	**209,301**	**2.89**	203,529	4.36	177,505	4.13
Time deposits	**836,049**	**4.36**	749,803	5.17	683,074	4.61
Total average deposits	**$1,445,485**	**3.37**	$1,377,503	4.20	$1,223,428	3.71

Maturity Distribution of Time Deposits

	December 31, 2008		
	Other	$100,000 or More	Total
	(Dollars in thousands)		
Three months or less	$135,101	$ 90,492	$225,593
Over three through six months	121,566	45,424	166,990
Over six through 12 months	193,920	134,049	327,969
Over one through two years	83,865	42,772	126,637
Over two through three years	36,034	2,097	38,131
Over three through four years	8,564	2,706	11,270
Over four through five years	270	–	270
Over five years	–	–	–
Total	$579,320	$317,540	$896,860

Short-Term Debt

FHLB short-term borrowings totaled $2.5 million at December 31, 2008, and were drawn on a collateralized line maturing April 6, 2009, at a rate of 2.44%. All FHLB advances are collateralized with qualifying residential, home equity, and commercial real estate mortgage loans and, from time to time, agency notes or agency mortgage backed securities. FHLB short-term borrowings totaled $35.0 million at December 31, 2007, and consisted of two borrowing amounts drawn on a collateralized line $20 million matured January 30, 2008, at a rate of interest of 4.56% and $15 million matured February 19, 2008 at a rate of 4.58%.

Other short-term borrowings totaled approximately $55.0 million and $71.0 million at December 31, 2008 and 2007, respectively, consisting of the FHLB short-term borrowings listed above, and $52.5 million and $24.0 million, respectively, in overnight repurchase agreements primarily with commercial customers at an average rate of 1.78% and 1.53%. In addition, at December 31, 2007, long-term fixed rate borrowings collateralized with mortgage backed securities totaling $12.0 million with an average rate of 3.82% were within one year of maturity and included in short-term borrowings.

A total of $5.0 million of unsecured overnight Federal funds purchased through lines provided by commercial banks with an average rate of 3.85% was outstanding on December 31, 2007. There were no Federal funds purchased outstanding at December 31, 2008.

Schedule of Short-Term Borrowings[1]

Years Ended December 31	Maximum Outstanding at Any Month-End	Average Balance	Average Interest Rate During Year	Ending Balance	Weighted Average Interest Rate at Year-End
		(Dollars in thousands)			
2008	**$106,348**	**$69,318**	**2.98%**	**$55,017**	**1.81%**
2007	79,163	56,500	4.10	75,954	3.44
2006	98,470	66,462	3.95	72,061	4.10

(1) Consists of Federal funds purchased, securities sold under agreements to repurchase, long-term borrowings within a year to maturity, and borrowings from the FHLB that mature either overnight or on a remaining fixed maturity not to exceed one year.

Subordinated Debt and Other Long-Term Debt

The Company had approximately $115.0 million and $92.5 million of subordinated debt and other long-term debt outstanding at December 31, 2008 and 2007, respectively. Approximately $67.5 million in trust preferred securities, classified as subordinated debt, including approximately $2.0 million in subordinated debt incurred to acquire stock in the trust preferred subsidiaries were outstanding at December 31, 2008 and 2007. The Company also had $47.5 million and $25.0 million at December 31, 2008 and 2007, in Federal Home Loan Bank Advances.

The $22.5 million or 90.0% increase in long-term debt at December 31, 2008 compared to December 31, 2007 is a result of two laddered transactions initiated in 2008. In March of 2008, the Bank purchased approximately $20.0 million in fixed rate agency mortgage backed securities which were funded with $20.0 million in laddered two year through five year maturity long-term Federal Home Loan Bank advances. In April 2008, the Bank purchased $10 million in fixed rate agency mortgage backed securities which were funded with $10 million in laddered one year through five year Federal Home Loan Bank advances. The long-term advances are discussed below.

On March 12, 2008, the Company entered into a $5.0 million four year FHLB fixed rate advance collateralized with pledged qualifying real estate loans and maturing March 12, 2012. The advance bears interest at 3.2875%. The Bank may prepay the advance subject to a prepayment penalty. However, should the FHLB receive compensation from its hedge parties upon a prepayment, that compensation would be payable to the Bank less an administrative fee.

On March 12, 2008, the Company entered into a $5.0 million two year FHLB Bermudan convertible advance collateralized with pledged qualifying real estate loans and maturing March 12, 2010. The FHLB exercised its option on June 12, 2008 to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR plus a spread charged by the FHLB to its members for an adjustable rate credit advance with the same remaining maturity. As a result of the conversion the Bank elected to prepay the advance, without penalty, on the conversion date.

On March 12, 2008, the Company entered into a $5.0 million five year FHLB European convertible advance collateralized with pledged qualifying real estate loans and maturing March 12, 2013. The advance had an interest rate of 2.395% at December 31, 2008. The FHLB has the one time option on March 12, 2010 to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR plus a spread charged by the FHLB to its members for an adjustable rate credit advance with the same remaining maturity.

On March 12, 2008, the Company entered into a $5.0 million five year FHLB European convertible advance collateralized with pledged qualifying real estate loans and maturing March 12, 2013. The advance had an interest rate of 2.79% at December 31, 2008. The FHLB has the one time option on March 14, 2011 to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR plus a spread charged by the FHLB to its members for an adjustable rate credit advance with the same remaining maturity.

On April 3, 2008, the Company entered into a $2.5 million five year FHLB European convertible advance collateralized with pledged qualifying real estate loans and maturing April 3, 3013. The advance had an interest rate of 2.40% at December 31, 2008. The FHLB has the one time option on April 5, 2010 to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR plus a spread charged by the FHLB to its members for an adjustable rate credit advance with the same remaining maturity.

On April 1, 2008, the Company entered into a $2.5 million four year FHLB Fixed Rate advance collateralized with pledged qualifying real estate loans and maturing April 2, 2012. The advance had an interest rate of 3.24% at December 31, 2008.

On April 4, 2008, the Company entered into a $2.5 million two year FHLB Fixed Rate advance collateralized with pledged qualifying real estate loans and maturing April 5, 2010. The advance had an interest rate of 2.64% at December 31, 2008.

On November 5, 2007, the Company entered into a $25 million three year FHLB European Convertible Advance collateralized with pledged qualifying real estate loans and maturing November 5, 2010. The advance bears interest at 4.06% and had a one time FHLB conversion option in November of 2008. Under the provisions of the advance, which the FHLB did not exercise, the FHLB had the option to convert the advance into a three-month LIBOR based floating rate advance.

If the Bank should decide to prepay any of the convertible advances above prior to conversion by the FHLB, it will be subject to a prepayment penalty. However, should the FHLB receive compensation from its hedge parties upon a prepayment, that compensation would be payable to the Bank less an administrative fee. Also, should the FHLB decide to exercise its option to convert the advances to variable rate, the Bank can prepay the advance on the conversion date and each quarterly interest payment date thereafter with no prepayment penalty.

On August 20, 2007, we issued $20 million in fixed-floating rate capital securities of Fidelity Southern Statutory Trust III with a liquidation value of $1,000 per security. Interest is fixed at 6.62% for five years and then converts to a floating rate, which will adjust quarterly at a rate per annum equal to the three-month LIBOR plus 1.40%. The issuance has a final maturity of 30 years, but may be redeemed with regulatory approval at any distribution payment date on or after September 15, 2012, or at any time upon certain events, such as a change in the regulatory treatment of the trust preferred securities, at the redemption price of 100%, plus accrued and unpaid interest, if any.

On March 17, 2005, we issued $10 million in floating rate capital securities of Fidelity Southern Statutory Trust II with a liquidation value of $1,000 per security. Interest is adjusted quarterly at a rate per annum equal to the three-month LIBOR plus 1.89%. The capital securities had an initial rate of 4.87% and a rate of 3.76% and 6.88% at December 31, 2008 and December 31, 2007, respectively. The issuance has a final maturity of 30 years, but may be redeemed at any distribution payment date on or after March 17, 2010, at the redemption price of 100%.

On June 26, 2003, we issued $15 million in Floating Rate Capital Securities of Fidelity Southern Statutory Trust I with a liquidation value of $1,000 per security. Interest is adjusted quarterly at a rate per annum equal to the three-month LIBOR plus 3.10%. The capital securities had an initial rate of 4.16%, with the provision that prior to June 26, 2008, the rate will not exceed 11.75%. The rates in effect on December 31, 2008 and 2007, were 4.57% and 7.96%, respectively. The issuance has a final maturity of 30 years, but may be redeemed at any distribution payment date on or after June 26, 2008, at the redemption price of 100%.

On July 27, 2000, we issued $10.0 million of 11.045% Fixed Rate Capital Trust Preferred Securities of Fidelity National Capital Trust I with a liquidation value of $1,000 per share. On March 23, 2000, we issued $10.5 million of 10.875% Fixed Rate Capital Trust Pass-through Securities of FNC Capital Trust I with a liquidation value of $1,000 per share. Both issues have 30 year final maturities and are redeemable in whole or in part after ten years at declining redemption prices to 100% after 20 years.

The trust preferred securities were sold in private transactions exempt from registration under the Securities Act of 1933, as amended (the "Act") and were not registered under the Act. The trust preferred securities are included in Tier 1 capital by the Company in the calculation of regulatory capital, subject to a limit of 25% for all restricted core capital elements, with any excess included in Tier 2 capital. The payments to the trust preferred securities holders are fully tax deductible.

The $65.5 million of trust preferred securities issued by trusts established by us, as of December 31, 2008 and 2007, are not consolidated for financial reporting purposes in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (Revised),". Thus, the equity investments in the subsidiaries created to issue the obligations, the obligations themselves, and related dividend income and interest expense are reported on a deconsolidated basis, with the investments in the amount of $2.0 million at December 31, 2008 and 2007, reported as other assets and dividends included as other noninterest income. The obligations, including the amount related to the equity investments, in the amount of $67.5 million at December 31, 2008 and 2007, are reported as subordinated debt, with related interest expense reported as interest on subordinated debt.

On March 1, 2005, the FRB announced the adoption of a rule entitled "Risk-Based Capital Standards: Trust Preferred Securities and the Definition of Capital" ("Rule") regarding risk-based capital standards for bank holding companies ("BHCs") such as Fidelity. The Rule provides for a five-year transition period, with an effective date of March 31, 2009, but requires BHCs not meeting the standards of the Rule to consult with the FRB and develop a plan to comply with the standards by the effective date.

The Rule defines the restricted core capital elements, including trust preferred securities, which may be included in Tier 1 capital, subject to an aggregate 25% of Tier 1 capital net of goodwill limitation. Excess restricted core capital elements may be included in Tier 2 capital, with trust preferred securities and certain other restricted core capital elements subject to a 50% of Tier 1 capital limitation. The Rule requires that trust preferred securities be excluded from Tier 1 capital within five years of the maturity of the underlying junior subordinated notes issued and be excluded from Tier 2 capital within five years of that maturity at 20% per year for each year during the five-year period to the maturity. The Company's first junior subordinated note matures in March 2030.

Our only restricted core capital elements consist of $65.5 million in trust preferred securities issues and $1.3 million in other identifiable intangibles; therefore, the Rule has minimal impact on our capital ratios, our financial condition, or our operating results. The trust preferred securities are eligible for our regulatory Tier 1 capital, with a limit of 25% of the sum of all core capital elements. All amounts exceeding the 25% limit are includable in the Company's regulatory Tier 2 capital.

Shareholders' Equity

On December 19, 2008, as part of the Capital Purchase Program, Fidelity entered into the Letter Agreement with the Treasury, pursuant to which Fidelity agreed to issue and sell, and the Treasury agreed to purchase (1) 48,200 Preferred Shares, and (2) the Warrant to purchase up to 2,266,458 shares of the Company's common stock at an exercise price of $3.19 per share, for an aggregate purchase price of $48.2 million in cash. The Preferred Shares qualify as Tier I capital under risk-based capital guidelines and will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Preferred Shares are non-voting except for class voting rights on matters that would adversely affect the rights of the holders of the Preferred Shares.

Shareholders' equity at December 31, 2008 and 2007, was $136.6 million and $100.0 million, respectively. The $36.6 million increase at December 31, 2008 compared to December 31, 2007 was primarily the result of the issuance of the issuance of Preferred Shares described above.

Recent Accounting Pronouncements

See Note 1 – "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements included elsewhere in this report for details of recently issued accounting pronouncements and their expected impact, if any, on our operations and financial condition.

Quarterly Financial Information

The following table sets forth, for the periods indicated, certain consolidated quarterly financial information. This information is derived from unaudited consolidated financial statements that include, in the opinion of management, all normal recurring adjustments which management considers necessary for a fair presentation of the results for such periods. The results for any quarter are not necessarily indicative of results for any future period. This information should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2008				2007			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands except per share date)							
Interest income	**$ 24,329**	**$26,088**	**$26,164**	**$27,473**	$28,680	$29,064	$28,317	$27,401
Interest expense	**13,629**	**14,152**	**14,096**	**15,759**	16,874	17,047	16,618	16,143
Net interest income	**10,700**	**11,936**	**12,068**	**11,714**	11,806	12,017	11,699	11,258
Provision for loan losses	**14,700**	**11,400**	**5,850**	**4,600**	3,550	2,800	1,650	500
Noninterest income	**3,743**	**3,851**	**4,365**	**5,677**	4,304	4,795	4,346	4,465
Noninterest expense	**12,413**	**12,579**	**12,461**	**11,387**	12,450	11,836	11,379	11,537
(Loss) income before income (benefit) taxes	**$(12,670)**	**(8,192)**	**(1,878)**	**1,404**	110	2,176	3,016	3,686
Income tax (benefit) expense	**(5,101)**	**(3,318)**	**(976)**	**295**	(211)	497	946	1,122
Net (loss) income	**$ (7,569)**	**$ (4,874)**	**$ (902)**	**$ 1,109**	$ 321	$ 1,679	$ 2,070	$ 2,564
(Loss) earnings per share:								
Basic (loss) earnings per share[(1)]	**$ (.81)**	**$ (.51)**	**$ (.10)**	**$ .12**	$ .03	$ .18	$ .22	$ .27
Diluted (loss) earnings per share[(1)]	**$ (.81)**	**$ (.51)**	**$ (.10)**	**$ .12**	$ .03	$ .18	$ .22	$ .27
Weighted average shares outstanding[(1)]	**9,606**	**9,537**	**9,488**	**9,470**	9,456	9,435	9,416	9,390

(1) Adjusted for stock dividends

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

See Item 7, "Market Risk" and "Interest Rate Sensitivity" for a quantitative and qualitative discussion about our market risk.

Item 8. *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Fidelity Southern Corporation

We have audited the accompanying consolidated balance sheets of Fidelity Southern Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fidelity Southern Corporation and subsidiaries at December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fidelity Southern Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
March 12, 2009

FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
ASSETS		
Cash and due from banks	**$ 58,988**	$ 22,085
Interest-bearing deposits with banks	**9,853**	1,357
Federal funds sold	**23,184**	6,605
Cash and cash equivalents	**92,025**	30,047
Investment securities available-for-sale (amortized cost of $126,599 and $104,446 at December 31, 2008 and 2007, respectively)	**128,749**	103,149
Investment securities held-to-maturity (approximate fair value of $25,467 and $28,727 at December 31, 2008 and 2007, respectively)	**24,793**	29,064
Investment in FHLB stock	**5,282**	5,665
Loans held-for-sale	**55,840**	63,655
Loans	**1,388,022**	1,388,358
Allowance for loan losses	**(33,691)**	(16,557)
Loans, net of allowance for loan losses	**1,354,331**	1,371,801
Premises and equipment, net	**19,311**	18,821
Other real estate	**15,063**	7,307
Accrued interest receivable	**8,092**	9,367
Bank owned life insurance	**27,868**	26,699
Other assets	**31,759**	20,909
Total assets	**$1,763,113**	$1,686,484
LIABILITIES		
Deposits		
Noninterest-bearing demand deposits	**$ 138,634**	$ 131,597
Interest-bearing deposits:		
Demand and money market	**208,723**	314,067
Savings	**199,465**	216,442
Time deposits, $100,000 and over	**317,540**	285,497
Other time deposits	**579,320**	458,022
Total deposits	**1,443,682**	1,405,625
Federal funds purchased	**–**	5,000
Other short-term borrowings	**55,017**	70,954
Subordinated debt	**67,527**	67,527
Other long-term debt	**47,500**	25,000
Accrued interest payable	**7,038**	6,760
Other liabilities	**5,745**	5,655
Total liabilities	**1,626,509**	1,586,521
SHAREHOLDERS' EQUITY		
Preferred Stock, no par value. Authorized 10,000,000; 48,200 shares issued and outstanding, net of discount	**43,813**	–
Common Stock, no par value. Authorized 50,000,000; issued and outstanding 9,658,089 and 9,368,904 at 2008 and 2007, respectively	**51,886**	46,164
Accumulated other comprehensive gain (loss), net of tax	**1,333**	(804)
Retained earnings	**39,572**	54,603
Total shareholders' equity	**136,604**	99,963
Total liabilities and shareholders' equity	**$1,763,113**	$1,686,484

See accompanying notes to consolidated financial statements.

FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands, except per share data)		
Interest Income:			
Loans, including fees	$ 96,398	$105,924	$ 89,477
Investment securities	7,441	7,237	7,893
Federal funds sold and bank deposits	215	301	434
Total interest income	104,054	113,462	97,804
Interest Expense:			
Deposits	48,722	57,902	45,351
Short-term borrowings	2,065	2,316	2,623
Subordinated debt	5,284	4,945	4,378
Other long-term debt	1,565	1,519	1,923
Total interest expense	57,636	66,682	54,275
Net Interest Income	46,418	46,780	43,529
Provision for loan losses	36,550	8,500	3,600
Net Interest Income After Provision for Loan Losses	9,868	38,280	39,929
Noninterest Income:			
Service charges on deposit accounts	4,757	4,730	4,207
Other fees and charges	1,944	1,872	1,642
Mortgage banking activities	340	339	676
Indirect lending activities	5,227	5,449	4,136
SBA lending activities	1,250	2,444	2,147
Bank owned life insurance	1,278	1,166	1,109
Securities gains, net	1,306	2	–
Other	1,534	1,909	1,782
Total noninterest income	17,636	17,911	15,699
Noninterest Expense:			
Salaries and employee benefits	25,827	25,815	22,314
Furniture and equipment	2,949	2,942	2,636
Net occupancy	4,137	4,105	3,557
Communication	1,654	1,729	1,548
Professional and other services	3,823	3,559	2,955
Advertising and promotion	645	928	1,348
Stationery, printing and supplies	647	758	850
Insurance	344	296	299
Other	8,813	7,071	5,061
Total noninterest expense	48,839	47,203	40,568
(Loss) income before income tax (benefit) expense	(21,335)	8,988	15,060
Income tax (benefit) expense	(9,099)	2,354	4,686
Net (loss) income	(12,236)	6,634	10,374
Preferred stock dividends	106	–	–
Net income available to common equity	$ (12,342)	$ 6,634	$ 10,374
(Loss) earnings per share:			
Basic (loss) earnings per share	$ (1.30)	$ .70	$ 1.11
Diluted (loss) earnings per share	$ (1.30)	$ .70	$ 1.11
Weighted average shares outstanding – Basic	9,525,298	9,424,475	9,361,045
Weighted average shares outstanding – Fully Diluted	9,525,298	9,438,574	9,372,547

See accompanying notes to consolidated financial statements.

FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock		Common Stock		Treasury Stock		Accumulated Other Comprehensive Income (Loss) Net of Tax	Retained Earnings	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
	(In thousands, except per share data)								
Balance December 31, 2005	–	$ –	9,241	$44,178	3	$(17)	$(1,434)	$44,012	$ 86,739
Comprehensive income:									
Net income	–	–	–	–	–	–	–	10,374	10,374
Other comprehensive loss, net of tax			–	–	–	–	(156)	–	(156)
Comprehensive income	–	–	–	–	–	–	–	–	10,218
Common stock issued under:									
Employee benefit plans	–	–	38	420	–	–	–	–	420
Dividend reinvestment plan	–	–	9	217	(3)	17	–	–	234
Common dividends declared ($.32 per share)	–	–	–	–	–	–	–	(2,964)	(2,964)
Balance December 31, 2006	–	–	9,288	44,815	–	–	(1,590)	51,422	94,647
Comprehensive income:									
Net income	–	–	–	–	–	–	–	6,634	6,634
Other comprehensive loss, net of tax	–	–	–	–	–	–	786	–	786
Comprehensive income	–	–	–	–	–	–	–	–	7,420
FIN 48 Reserve for Uncertain Tax Position	–	–	–	–	–	–	–	(96)	(96)
Common stock issued and share-based compensation under:									
Employee benefit plans	–	–	50	857	–	–	–	–	857
Dividend reinvestment plan	–	–	31	492	–	–	–	–	492
Common dividends declared ($.36 per share)	–	–	–	–	–	–	–	(3,357)	(3,357)
Balance December 31, 2007	–	–	**9,369**	**46,164**	–	–	**(804)**	**54,603**	**99,963**
Comprehensive income:									
Net loss	–	–	–	–	–	–	–	**(12,236)**	**(12,236)**
Other comprehensive income, net of tax	–	–	–	–	–	–	**2,137**	–	**2,137**
Comprehensive loss	–	–	–	–	–	–	–	–	**(10,099)**
EITF 06-04 Cumulative effect adjustment	–	–	–	–	–	–	–	**(594)**	**(594)**
Common stock issued and share-based compensation under:									
Employee benefit plans	–	–	**109**	**701**	–	–	–	–	**701**
Dividend reinvestment plan	–	–	**85**	**297**	–	–	–	–	**297**
Issuance of Preferred Stock	**48**	**43,787**	–	–	–	–	–	–	**43,787**
Accretion of discount on preferred stock	–	**26**	–	–	–	–	–	**(26)**	–
Issuance of common stock warrants	–	–	–	**4,413**	–	–	–	–	**4,413**
Preferred stock dividend	–	–	–	–	–	–	–	**(80)**	**(80)**
Common dividends declared ($.19 per share)	–	–	–	–	–	–	–	**(1,783)**	**(1,783)**
Common stock dividend	–	–	**95**	**311**	–	–	–	**(311)**	–
Cash paid for fractional interest associated with stock dividend	–	–	–	–	–	–	–	**(1)**	**(1)**
Balance December 31, 2008	**48**	**$43,813**	**9,658**	**$51,886**	–	**$ –**	**$ 1,333**	**$39,572**	**$136,604**

See accompanying notes to consolidated financial statements.

FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2008	2007	2006
		(Dollars in thousands)	
Operating Activities:			
Net (loss) income	**$ (12,236)**	$ 6,634	$ 10,374
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for loan losses	**36,550**	8,500	3,600
Depreciation and amortization of premises and equipment	**2,141**	2,151	1,975
Other amortization	**368**	500	337
Impairment of other real estate	**2,353**	85	–
Share-based compensation	**169**	130	30
Excess tax benefit from share-based compensation	**–**	(15)	–
Proceeds from sale of loans	**142,575**	233,694	179,080
Proceeds from sales of other real estate	**7,634**	1,173	376
Loans originated for resale	**(132,813)**	(235,893)	(204,013)
Securities gains, net	**(1,306)**	(2)	–
Gains on loan sales	**(1,947)**	(3,188)	(2,727)
Gain on sale of other real estate	**(197)**	(118)	(112)
Net decrease (increase) in accrued interest receivable	**1,275**	(55)	(2,576)
Net increase in cash value of bank owned life insurance	**(1,169)**	(1,005)	(960)
Net increase in deferred income taxes	**(8,117)**	(2,244)	(1,057)
Net increase in other assets	**(4,451)**	(4,779)	(3,345)
Net increase (decrease) increase in accrued interest payable	**278**	(282)	2,573
Net (decrease) increase in other liabilities	**(584)**	595	1,894
Net cash provided by (used in) operating activities	**30,523**	5,881	(14,551)
Investing Activities:			
Purchases of investment securities available-for-sale	**(44,314)**	(10,984)	–
Purchase of investment in FHLB stock	**(4,927)**	(7,896)	(5,405)
Sales of investment securities available-for-sale	**5,417**	–	–
Maturities and calls of investment securities held-to-maturity	**4,289**	4,131	5,167
Maturities and calls of investment securities available-for-sale	**18,072**	17,791	15,017
Redemption of investment in FHLB stock	**5,310**	7,065	5,490
Net increase in loans	**(35,805)**	(71,838)	(234,150)
Capital improvements to other real estate owned	**(821)**	(367)	–
Purchases of premises and equipment	**(2,631)**	(2,169)	(6,710)
Net cash used in investing activities	**(55,410)**	(64,267)	(220,591)
Financing Activities:			
Net (decrease) increase in demand deposits, money market accounts, and savings accounts	**(115,284)**	38,704	101,161
Net increase (decrease) in time deposits	**153,341**	(19,620)	161,367
Proceeds from issuance of other long-term debt	**27,500**	25,000	–
Payment of called other long-term debt	**–**	(25,000)	–
Proceeds from issuance of subordinated debt	**–**	20,619	–
Repayment of other long-term debt	**(5,000)**	(12,000)	(11,000)
(Decrease) increase in short-term borrowings	**(20,937)**	3,893	(20,427)
Proceeds from issuance of preferred stock	**48,200**	–	–
Proceeds from issuance of common stock	**828**	1,204	624
Excess tax benefit from share-based compensation	**–**	15	–
Dividends paid	**(1,783)**	(3,357)	(2,964)
Net cash provided by financing activities	**86,865**	29,458	228,761
Net increase (decrease) in cash and cash equivalents	**61,978**	(28,928)	(6,381)
Cash and cash equivalents, beginning of year	**30,047**	58,975	65,356
Cash and cash equivalents, end of year	**$ 92,025**	$ 30,047	$ 58,975
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 58,730**	$ 66,964	$ 51,703
Income taxes	**$ 1,394**	$ 5,812	$ 5,230
Non-cash transfers of loans to other real estate	**$ 16,725**	$ 8,080	$ 264
Stock dividends	**$ 311**	$ –	$ –
Loans transferred from held-for-sale	**$ 7,550**	$ 1,025	$ 4,495

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Fidelity Southern Corporation and its wholly-owned subsidiaries. Fidelity Southern Corporation ("FSC" or "Fidelity") owns 100% of Fidelity Bank (the "Bank") and LionMark Insurance Company ("LIC"), an insurance agency offering consumer credit related insurance products. FSC also owns five subsidiaries established to issue trust preferred securities, which entities are not consolidated for financial reporting purposes. FSC is a financial services company that offers traditional banking, mortgage, and investment services to its customers, who are typically individuals or small to medium sized businesses. All significant intercompany accounts and transactions have been eliminated in consolidation. The "Company", as used herein, includes FSC and its subsidiaries, unless the context otherwise requires.

The consolidated financial statements have been prepared in conformity with U. S. generally accepted accounting principles followed within the financial services industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the calculations of and the amortization of capitalized servicing rights, valuation of deferred tax accounts and the valuation of real estate or other assets acquired in connection with foreclosures or in satisfaction of loans. In addition, the actual lives of certain amortizable assets and income items are estimates subject to change.

The Company has five trust preferred subsidiaries which are deconsolidated for financial reporting purposes in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) "Consolidation of Variable Interest Entities (revised December 2003), an Interpretation of ARB No. 51". The equity investments in the subsidiaries created to issue the obligations, the obligations themselves, and related dividend income and interest expense are reported on a deconsolidated basis, with the investments reported as other assets and dividends included as other noninterest income. The obligations, including the amount related to the equity investments are reported as subordinated debt, with related interest expense reported as interest on subordinated debt. The Company principally operates in one business segment, which is community banking.

Cash and Cash Equivalents

Cash and cash equivalents include cash, amounts due from banks, and Federal funds sold. Generally, Federal funds are purchased and sold within one-day periods.

Investment Securities

In accordance with Statements of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies our investment securities in one of the following three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. The Company does not engage in that activity. Held-to-maturity securities are those designated as held-to-maturity when purchased, which the Company has the ability and positive intent to hold until maturity. All other debt securities not included in trading or held-to-maturity are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization of premiums or accretion of discounts. Unrealized gains and losses, net of related income taxes, on available-for-sale securities are excluded from income and are reported as a separate component of shareholders' equity. A decline in the fair value below cost of any available-for-sale or held-to-maturity security that is deemed other than temporary results in a charge to income and the establishment of a new cost basis for the security.

Purchase premiums and discounts are amortized or accreted over the life of the related investment securities as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities sold are included in income on a trade date basis and are derived using the specific identification method for determining the cost of securities sold.

Loans and Interest Income

Loans are reported at principal amounts outstanding net of deferred fees and costs. Interest income is recognized using the effective interest method on the principal amounts outstanding. Rate related loan fee income is included in interest income. Loan origination and commitment fees as well as certain direct origination costs are deferred and the net amount is amortized as an adjustment of the yield over the contractual lives of the related loans, taking into consideration assumed prepayments.

For commercial, construction, Small Business Administration ("SBA") and real estate loans, the accrual of interest is discontinued and the loan categorized as nonaccrual when, in management's opinion, due to deterioration in the financial position of the borrower, the full repayment of principal and interest is not expected or principal or interest has been in default for a period of 90 days or more, unless the obligation is both well secured and in the process of collection within 30 days. Commercial, construction, SBA and real estate secured loans may be returned to accrual status when management expects to collect all principal and interest and the loan has been brought fully current. Consumer loans are placed on nonaccrual upon becoming 90 days past due or sooner if, in the opinion of management, the full repayment of principal and interest is not expected. Any payment received on a loan on which the accrual of interest has been suspended is applied to reduce principal.

When a loan is placed on nonaccrual, interest accrued during the current accounting period is reversed. Interest accrued in prior periods, if significant, is charged off against the allowance and adjustments to principal made if the collateral related to the loan is deficient.

Impaired loans are evaluated based on the present value of expected future cash flows discounted at the loan's original effective interest rate, or at the loan's observable market price, or the fair value of the collateral, if the loan is collateral dependent. Impaired loans are specifically reviewed loans for which it is probable that the Bank will be unable to collect all amounts due according to the terms of the loan agreement. A specific valuation allowance is required to the extent that the estimated value of an impaired loan is less than the recorded investment. SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," does not apply to large groups of smaller balance, homogeneous loans, which are consumer installment loans, and which are collectively evaluated for impairment. Smaller balance commercial loans are also excluded from the application of the statement. Interest on impaired loans is reported on the cash basis as received when the full recovery of principal and interest is anticipated, or after full principal and interest has been recovered when collection of interest is in question.

Allowance for Loan Losses

The allowance for loan losses is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such other factors which, in management's judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

A formal review of the allowance for loan losses is prepared at least monthly to assess the probable credit risk inherent in the loan portfolio, including concentrations, and to determine the adequacy of the allowance for loan losses. For purposes of the monthly management review, the consumer loan portfolio is separated by loan type and each loan type is treated as a homogeneous pool. In accordance with the Interagency Policy Statement on the Allowance for Loan and Lease Losses, the level of allowance required for each loan type is determined based upon historical charge-off experience, current economic trends and other current factors. Additionally, every commercial, commercial real estate, SBA, and construction loan is assigned a risk rating using established credit policy guidelines. Every nonperforming commercial, commercial real estate, SBA, and construction loan 90 days or more past due and with outstanding balances exceeding $50,000, as well as certain other performing loans with greater than normal credit risks as determined by management and the Credit Review Department ("Credit Review"), are reviewed monthly by Credit Review to determine the level of allowance required to be specifically allocated to these loans. Management reviews its allocation of the allowance for loan losses versus the actual performance of each of the portfolios and adjusts allocation rates to reflect the recent performance of the portfolio, as well as current underwriting standards and other current factors which might impact the estimated losses in the portfolio.

In determining the appropriate level for the allowance, management ensures that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of the range of probable credit losses. This additional allowance may be reflected in an unallocated portion of the allowance. Based on management's evaluation of the allowance for loan losses, a provision for loan losses is charged to operations if additions to the allowance are required.

Management believes that the allowance for loan losses is adequate and appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions or other factors and the additions may be significant. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Additionally, contractually outstanding and undisbursed loan commitments and letters of credit have a loss factor applied similar to the outstanding balances of loan portfolios. Additions to the reserve for outstanding loan commitments are not included in the allowance for loan losses but, instead, are included in other liabilities, and are reported as other operating expenses and not included in the provision for loan losses.

A substantial portion of the Bank's loans is secured by real estate located in the metropolitan Atlanta, Georgia, area. In addition, most of the Bank's other real estate and most consumer loans are located in this same market area. Accordingly, the ultimate collectibility of a substantial portion of the loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate are susceptible to changes in market conditions in this market area.

Loans Held-For-Sale

Loans held-for-sale include certain originated residential mortgage loans, certain SBA loans, and a pool of indirect automobile loans at December 31, 2008 and 2007. The Company has the ability and intent to sell loans classified as held-for-sale and those loans held-for-sale are recorded at the lower of cost or market on an aggregate basis. Any loans initially determined to be held-for-sale and later transferred to the held for investment portfolio are transferred at the lower of cost or market. For residential mortgage loans, this is determined by outstanding commitments from investors for committed loans and on the basis of current delivery prices in the secondary mortgage market for uncommitted loans, if any. For SBA loans, this is determined primarily based on loan performance and available market information. For indirect automobile loans, the market is determined based on evaluating the estimated market value of the pool being accumulated for sale. There are certain regulatory capital requirements that must be met in order to qualify to originate residential mortgage loans and these capital requirements are monitored to assure compliance. The Company was in compliance with these requirements at December 31, 2008.

Gains and losses on sales of loans are recognized at the settlement date. Gains and losses are determined as the difference between the net sales proceeds, including the estimated value associated with servicing assets or liabilities, and the net carrying value of the loans sold.

Capitalized Servicing Assets and Liabilities

The majority of the indirect automobile loan pools and certain SBA loans are sold with servicing retained. When the contractually specific servicing fees on loans sold servicing retained exceed the estimated costs to service those loans, a capitalized servicing asset is recognized based on fair value. When the estimated costs to service loans exceed the contractually specific servicing fees on loans sold servicing retained, a capitalized servicing liability is recognized based on fair value. Servicing assets and servicing liabilities are amortized over the expected lives of the serviced loans utilizing the interest method. Management makes certain estimates and assumptions related to costs to service varying types of loans and pools of loans, the projected lives of loans and pools of loans sold servicing retained, and discount factors used in calculating the present values of servicing fees projected to be received.

No less frequently than quarterly, management reviews the status of all loans and pools of loans sold with related servicing assets to determine if there is any impairment to those assets due to such factors as earlier than estimated repayments or significant prepayments. Any impairment identified in these assets will result in reductions in their carrying values and a corresponding increase in operating expenses.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over an estimated useful life of 20 to 39 years for buildings and three to 15 years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the lease term or estimated useful life, whichever is shorter.

Other Real Estate

Other real estate represents property acquired through foreclosure or deed in lieu of foreclosure in satisfaction of loans. Other real estate is carried at the lower of cost or fair value less estimated selling costs. Costs to complete houses foreclosed during construction are capitalized. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources and may include an undivided interest in the fair value of other repossessed assets. Any excess of the loan balance at the time of foreclosure or acceptance in satisfaction of loans over the fair value less selling costs of the real estate held as collateral is treated as a loan loss and charged against the allowance for loan losses. Gain or loss on sale and any subsequent adjustments to reflect changes in fair value and selling costs are recorded as a component of income. Based on appraisals, environmental tests, and other evaluations as necessary, superior liens, if any, may be serviced or satisfied and repair or capitalizable expenditures may be incurred in an effort to maximize recoveries.

Income Taxes

The Company files a consolidated Federal income tax return. Taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109" ("FIN 48"), effective January 1, 2007. See "Recent Accounting Pronouncements" for the details.

Earnings Per Common Share

Earnings per share are presented in accordance with requirements of SFAS No. 128, "Earnings Per Share." Any difference between basic earnings per share and diluted earnings per share is a result of the dilutive effect of stock options and warrants.

Share-based Compensation

The Company accounts for stock-based compensation under the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). The Company adopted SFAS No. 123(R) effective January 1, 2006 using the modified prospective method. Under the modified prospective application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. The attribution of compensation costs for earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation. Future levels of compensation costs recognized related to stock-based compensation awards may be impacted by new awards and/or modifications, repurchases, and cancellations of existing awards before and after the adoption of the standard as well as possible future changes in the underlying valuation assumptions used in the Black-Scholes Option Pricing model.

Fair Value

The Company measures or monitors some of its assets and liabilities on a fair value basis. Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value, which are in accordance with SFAS No. 157 and FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active," when applicable.

In accordance with SFAS No. 157, the Company applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments or future contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to market observable data for similar assets and liabilities. Nevertheless, certain assets and liabilities are not actively traded in observable markets and the Company must use alternative valuation techniques to derive a fair value measurement.

Recent Accounting Pronouncements

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets ("SFAS No. 156"). This statement amended SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires companies to recognize a servicing asset or servicing liability initially at fair value each time they undertake an obligation to service a financial asset by entering into a servicing contract. The statement permits a company to choose either the amortized cost method or fair value measurement method for each class of separately recognized servicing asset. This statement was effective as of the beginning of a company's first fiscal year after September 15, 2006. The adoption of SFAS No. 156 did not have a material impact to the Company's financial condition or statement of operations.

In July 2006, the FASB issued FIN 48. This interpretation of SFAS No. 109 prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements, as well as criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. In addition, FIN 48 removes income taxes from the guidance of SFAS No. 5, "Accounting for Contingencies." The Company adopted FIN 48 on January 1, 2007. The total amount of uncertain tax benefits at December 31, 2008 was $150,000.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance With FASB Technical Bulletin No. 85-4, *Accounting for Purchases of Life Insurance*," ("EITF No. 06-05"). EITF No. 06-05 indicates that the cash surrender value as well as additional amounts included in the contractual terms of the policy that will be paid upon surrender of the policy should be considered in determining the amount recognized as an asset. In addition, the amount that could be realized under the insurance contract should be determined on assumed surrender at the individual policy or certificate level, unless all are required to be surrendered as a group. In addition, fixed amounts recoverable in future periods in excess of one year should be recorded at their present value. The Company adopted EITF No. 06-05 on January 1, 2007. There was no material impact on the Company's financial condition or statement of operations.

In September 2006, the FASB ratified the consensus on EITF issue No. 06-04, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF No. 06-04"). EITF No. 06-04 requires recognition of a liability and related compensation costs for endorsement split dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods. EITF No. 06-04 is effective as of a company's first fiscal year after December 15, 2007, and should be applied as a change in accounting principle through a cumulative-effect adjustment to retained earnings or through retrospective application. The Company recorded a charge to retained earnings of $594,000 net of tax in the first quarter of 2008 and incurred expense in 2008 of approximately $212,000.

In September 2006, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB 108 addresses the diversity in quantifying financial statement misstatements and the potential to build up improper amounts on the balance sheet. The bulletin requires that both a balance sheet approach and an income statement approach should be used when quantifying and evaluating the materiality of a misstatement. It also contains guidance on correcting errors under this dual approach. It does not change the position in SAB No. 99 regarding qualitative considerations in assessing materiality of misstatements. SAB No. 108 was effective as of a company's first fiscal year after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on the Company's financial condition or statement of operations.

In October, 2008, FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." The staff position addressed concerns among financial entities regarding assets trading in markets that were at one time active but have subsequently become inactive. Under FSP FAS 157-3, entities must take into account the facts and circumstances to determine whether the known trades in an inactive market are reflective of orderly transactions that are not forced liquidations or distressed sales. If an entity makes this determination, they can classify the assets as Level 3 of the fair value hierarchy and use an appropriate valuation approach relying to an extent on unobservable inputs, and thus following the appropriate disclosures associated with a recurring Level 3 asset. This FSP was effective upon issuance. FSP FAS 157-3 did not have a material effect on the Company's financial position, and statement of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It does not require any new fair value measurements but applies whenever other accounting pronouncements require or permit fair value measurements. The Company adopted this statement effective January 1, 2008. There was no material impact on the Company's financial condition and statement of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). This statement requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in the statement of financial position and recognition of changes in that funded status in the year in which the changes occur through comprehensive income. It also requires measurement of the funded status of the plan as of the date of the year-end statement of financial position. The Company adopted the statement effective January 1, 2007. There was no material impact on the Company's financial condition or statement of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). This statement provides companies with an option to report selected financial assets and liabilities at fair value in an effort to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company adopted this statement effective January 1, 2008. There was no material impact on the Company's financial condition and statement of operations.

In January 2009, the FASB issued FSP Emerging Issues Task Force ("EITF") 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1). This FSP amends the impairment (and related interest income measurement) guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interest and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets," ("EITF 99-20") to achieve more consistent determination of whether an other-than-temporary impairment has occurred for debt securities classified as available-for-sale or held-to-maturity. FSP EITF 99-20-1 aligns itself more closely with the requirements of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as it no longer requires exclusive reliance on market participant assumptions regarding future cash flows. Instead, companies with securities that qualify under the requirement of EITF 99-20 are permitted to use management judgment regarding the probability of collecting all cash flows along with market participant data in making other-than-temporary impairment determinations. FSP EITF 99-20-1 is effective for the first interim or annual reporting period ending after December 15, 2008. The Company adopted FSP FAS EITF 99-20-1, as required, in the fourth quarter of 2008 with no material impact on its results of operations, financial position, and liquidity.

In December 2008, the FASB issued FSP No. 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP FAS 140-4 and FIN 46(R)-8"). The objective of this FSP is to provide financial statement users with more information on a transferor's continuing involvement with transfers of financial assets and public companies' involvement with variable interest entities. FSP FAS 140-4 and FIN 46(R)-8 also requires disclosures by public companies that

(a) sponsor a qualifying special-purpose entity ("SPE") that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE and (b) service a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. FSP FAS 140-4 and FIN 46(R)-8 is effective for the first interim or annual reporting period ending after December 15, 2008. The Company adopted FSP FAS 140-4 and FIN 46(R)-8, as required, in the fourth quarter of 2008 with no material impact on its results of operations, financial position, and liquidity.

In September 2008, the FASB issued FSP No. 133-1 and Financial Interpretation ("FIN") 45-4, "Disclosures about Credit Derivatives and certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP FAS 133-1 and FIN 45-4"). The intention of this FSP is to enhance disclosures about credit derivatives by requiring additional information about the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives. It amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indebtedness to Others," by requiring disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments, as well as disclosures about the current status of the payment/performance risk of a guarantee. FSP FAS 133-1 and FIN 45-4 clarifies the disclosures required by Statement 161 should be provided for any reporting period beginning after November 15, 2008. This FSP is effective for annual or interim reporting periods ending after November 15, 2008. The Company adopted FSP FAS 133-1 and FIN 45-4, as required, in the fourth quarter of 2008 with no material impact on its results of operations, financial position, and liquidity.

2. Regulatory Matters

The Board of Governors of the Federal Reserve System (the "FRB") is the primary regulator of FSC, a bank holding company. The Bank is a state chartered commercial bank subject to Federal and state statutes applicable to banks chartered under the banking laws of the State of Georgia and to banks whose deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC"), the Bank's primary Federal regulator. The Bank is a wholly-owned subsidiary of FSC. The FRB, the FDIC, and the Georgia Department of Banking and Finance (the "GDBF") have established capital adequacy requirements as a function of their oversight of bank holding companies and state chartered banks. Each bank holding company and each bank must maintain certain minimum capital ratios.

The Bank's primary Federal regulator is the FDIC and the GDBF is its state regulator. The FDIC and the GDBF examine and evaluate the financial condition, operations, and policies and procedures of state chartered commercial banks, such as the Bank, as part of their legally prescribed oversight responsibilities. Additional supervisory powers and regulations mandated by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") include a "prompt corrective action" program based upon five regulatory categories for banks in which all banks are placed, largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank's financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another institution when a bank's capital leverage ratio reaches 2%. Better capitalized institutions are subject to less onerous regulation and supervision than banks with lesser amounts of capital.

To implement the prompt corrective action provisions of FDICIA, the FDIC has adopted regulations placing financial institutions in the following five categories based upon capitalization ratios: (i) a "well capitalized" institution has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6% and a leverage ratio of at least 5% and is not subject to an enforcement action requiring it to maintain a specific level of capital; (ii) an "adequately capitalized" institution has a total risk-based ratio of at least 8%, a Tier 1 risk-based ratio of at least 4% and a leverage ratio of at least 4% (or 3% if it received a CAMELS composite rating of 1 and is not experiencing significant growth); (iii) an "undercapitalized" institution has a total risk-based ratio of under 8%, a Tier 1 risk-based ratio of under 4% or a leverage ratio of under 4% (or 3% in certain circumstances); (iv) a "significantly undercapitalized" institution has a total risk-based ratio of under 6%, a Tier 1 risk-based ratio of under 3% or leverage ratio of under 3%; and (v) a "critically undercapitalized" institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories are prohibited from declaring dividends or making capital distributions. The regulations also establish procedures for "downgrading" an institution to a lower capital category based on supervisory factors other than capital.

Capital leverage ratio standards require a minimum ratio of Tier 1 capital to adjusted total assets ("leverage ratio") for the Bank of 4.0%. Institutions experiencing or anticipating significant growth or those with other than minimum risk profiles may be expected to maintain capital above the minimum levels.

In December 2008, Fidelity Bank signed a memorandum of understanding ("MOU") with the GDBF and the Federal Deposit Insurance Corporation (the "FDIC"). The MOU, which relates primarily to the Bank's asset quality and loan loss reserves, requires that the Bank submit plans and report to the GDBF and the FDIC regarding its loan portfolio and profit plans, among other matters. The MOU also requires that the Bank maintain its Tier 1 Leverage Capital ratio at not less than 8% and an overall well-capitalized position as defined in applicable FDIC rules and regulations during the life of the MOU. Additionally, the MOU requires that, prior to declaring or paying any cash dividends to the company, the Bank must obtain the prior written consent of the GDBF and the FDIC.

The following table sets forth the capital requirements for the Bank under FDIC regulations and the Bank's capital ratios at December 31, 2008 and 2007:

	FDIC Regulations		**December 31,**	
Capital Ratios	**Adequately Capitalized**	**Well Capitalized**	**2008**	**2007**
Leverage	4.00%	5.00%(1)	**9.97%**	8.10%
Risk-Based Capital:				
Tier 1	4.00	6.00	**11.01**	8.60
Total	8.00	10.00	**12.92**	10.29

(1) 8% required by memorandum of understanding

The FRB, as the primary regulator of FSC, has established capital requirements as a function of its oversight of bank holding companies.

The following table depicts FSC's capital ratios at December 31, 2008 and 2007, in relation to the minimum capital ratios established by the regulations of the FRB (dollars in thousands):

	December 31, 2008		December 31, 2007	
	Amount	**Percent**	**Amount**	**Percent**
Tier 1 Capital:				
Actual	**$173,303**	**11.10 %**	$132,637	8.43 %
Minimum	**63,018**	**4.00**	62,954	4.00
Excess	**$110,285**	**7.10 %**	$ 69,683	4.43 %
Total Risk-Based Capital:				
Actual	**$213,406**	**13.67 %**	$181,567	11.54 %
Minimum	**126,037**	**8.00**	125,909	8.00
Excess	**$ 87,369**	**5.67 %**	$ 55,658	3.54 %
Tier 1 Capital Leverage Ratio:				
Actual		**10.04 %**		7.93 %
Minimum		**4.00**		4.00
Excess		**6.04 %**		3.93 %

On March 1, 2005, the FRB announced the adoption of a rule entitled "Risk Based Capital Standards: Trust Preferred Securities and the Definition of Capital" ("Rule") regarding risk-based capital standards for bank holding companies ("BHCs") such as FSC. The Rule provides for a five-year transition period, with an effective date of March 31, 2009, but requires BHCs not meeting the standards of the Rule to consult with the FRB and develop a plan to comply with the standards by the effective date.

The Rule defines the restricted core capital elements, including trust preferred securities, which may be included in Tier 1 capital, subject to an aggregate 25% of Tier 1 capital net of goodwill limitation. Excess restricted core capital elements may be included in Tier 2 capital, with trust preferred securities and certain other restricted core capital elements subject to a 50% of Tier 1 capital limitation. The Rule requires that trust preferred securities be excluded from Tier 1 capital within five years of the maturity of the underlying junior subordinated notes issued and be excluded from Tier 2 capital within five years of that maturity at 20% per year for each year during the five-year period to the maturity. The Company's first junior subordinated note matures in March 2030.

The Company's only restricted core capital elements consist of $65.5 million in trust preferred securities issues and $1.3 million in other identifiable intangibles; therefore, the Rule has a minimal impact on our capital ratios, financial condition, or operating results. The trust preferred securities are eligible for our regulatory Tier 1 capital, with a limit of 25% of the sum of all core capital elements. All amounts exceeding the 25% limit are includable in our regulatory Tier 2 capital.

3. Investment Securities

Investment securities at December 31, 2008 and 2007, are summarized as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale at December 31, 2008:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	**$ 9,830**	**$ 124**	**$ –**	**$ 9,954**
Municipal securities	**15,222**	**52**	**(890)**	**14,384**
Mortgage backed securities	**101,547**	**2,864**	**–**	**104,411**
Total	**$126,599**	**$3,040**	**$ (890)**	**$128,749**
Securities held-to-maturity at December 31, 2008:				
Mortgage backed securities	**$ 24,793**	**$ 674**	**$ –**	**$ 25,467**
Securities available-for-sale at December 31, 2007:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 5,000	$ 7	$ –	$ 5,007
Municipal securities	10,985	131	(66)	11,050
Mortgage backed securities	88,461	104	(1,473)	87,092
Total	$104,446	$ 242	$(1,539)	$103,149
Securities held-to-maturity at December 31, 2007:				
Mortgage backed securities	$ 29,064	$ 10	$ (347)	$ 28,727

The Bank had a $5.0 million security called in both 2008 and 2007. A gross gain of $2,000 was recognized on the security called in 2007. Securities totaling $4.4 million were sold in 2008 of which $4.1 million were held-for-sale. Proceeds received were $5.4 million for a gross gain of $1.3 million. There were no sales of investment securities in 2007 and 2006. There were no investments held in trading accounts during 2008, 2007, or 2006.

The following table depicts the amortized cost and estimated fair value of investment securities at December 31, 2008 and 2007.

	December 31, 2008		December 31, 2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-Sale				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	**$ 9,830**	**$ 9,954**	$ 5,000	$ 5,007
Municipal securities	**15,222**	**14,384**	10,985	11,050
Mortgage backed securities	**101,547**	**104,411**	88,461	87,092
Total	**$126,599**	**$128,749**	$104,446	$103,149
Held-to-Maturity				
Mortgage backed securities	**$ 24,793**	**$ 25,467**	$ 29,064	$ 28,727

The following table reflects the gross unrealized losses and fair values of investment securities with unrealized losses at December 31, 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss and temporarily impaired position (dollars in thousands):

	12 Months or Less		More Than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale at December 31, 2008				
U.S. Government corporations and agencies	$ –	$ –	$ –	$ –
Municipal securities	11,218	890	–	–
Mortgage backed securities	–	–	–	–
Total	$11,218	$890	$ –	$ –
Held-to-Maturity at December 31, 2008				
Mortgage backed securities	$ –	$ –	$ –	$ –
Available-for-Sale at December 31, 2007				
U.S. Government corporations and agencies	$ –	$ –	$ –	$ –
Municipal securities	5,805	66	–	–
Mortgage backed securities	–	–	67,890	1,473
Total	$ 5,805	$ 66	$67,890	$1,473
Held-to-Maturity at December 31, 2007				
Mortgage backed securities	$ –	$ –	$28,191	$ 347

Declines in fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the financial conditions and near term prospects of the insurer, if applicable, (iv) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Certain individual investment securities were in a continuous unrealized loss position at December 31, 2008 and 2007, for 10 months and 37 months, respectively. However, all these investment securities at December 31, 2008, were municipal securities and the unrealized loss positions resulted not from credit quality issues, but from market interest rate increases over the interest rates prevalent at the time the securities were purchased, and are considered temporary. At December 31, 2008, the Company had unrealized losses of $890,000 related to 16 individual municipal securities purchased during 2008, all of which are general obligations of the municipalities. In determining other-than-temporary losses on municipal securities, management primarily considers the credit rating of the municipality itself as the primary source of repayment and secondarily the financial viability of the insurer of the obligation.

Also, as of December 31, 2008, management had the ability and intent to hold the temporarily impaired securities for a period of time sufficient for a recovery of cost. Accordingly, as of December 31, 2008, management believes the impairments detailed in the table above are temporary and no impairment loss has been recognized in the Company's Consolidated Statements of Income.

Investment securities with a carrying value aggregating approximately $150 million and $122 million at December 31, 2008 and 2007, respectively, were pledged as collateral for: (i) public deposits with pledged amounts totaling $76 million and $74 million, respectively; (ii) securities sold under overnight agreements to repurchase with pledged amounts totaling $54 million and $33 million, respectively; (iii) collateral for certain short-term and long-term fixed rate laddered maturity borrowings with pledged amounts totaling approximately zero and $14 million, respectively, (iv) collateral pledged for advances from the Federal Home Loan Bank of Atlanta, $19 million and zero, respectively, and (v) for other purposes required by law with pledged amounts totaling $755,000 and $829,000, respectively.

4. Loans

Loans outstanding, by classification, are summarized as follows, net of deferred loan fees and expenses of $1.9 million and $1.0 million at December 31, 2008 and 2007, respectively (dollars in thousands):

	December 31,	
	2008	**2007**
Commercial, financial and agricultural	**$ 145,496**	$ 116,560
Real estate-mortgage-commercial	**202,516**	189,881
Total commercial	**348,012**	306,441
Real estate-construction	**245,153**	282,056
Real estate-mortgage-residential	**115,527**	93,673
Consumer installment	**679,330**	706,188
Total loans	**1,388,022**	1,388,358
Less: Allowance for loan losses	**(33,691)**	(16,557)
Loans, net of allowance	**$1,354,331**	$1,371,801

Loans held-for-sale at December 31, 2008 and 2007, totaled approximately $56 million and $64 million, respectively, of which $15 million and $38 million, respectively, were indirect automobile loans; and $40 million and $24 million were SBA loans at December 31, 2008 and 2007, respectively; and $1 million and $1 million, respectively, were residential mortgage loans. The Bank was servicing for others 19,855 and 21,330 indirect automobile loans on December 31, 2008 and 2007, respectively, totaling $238 million and $282 million, respectively. The Bank was also servicing 121 SBA loan sales or participations totaling $72 million at December 31, 2008, and 113 SBA loan sales or participations totaling $62 million at December 31, 2007.

Approximately $64 million and $68 million in commercial loans secured by real estate; $49 million and $42 million in home equity lines of credit and second mortgage loans on residential real estate; and $35 million and $24 million in residential first mortgage real estate loans were pledged to the Federal Home Loan Bank of Atlanta (the "FHLB") at December 31, 2008 and 2007, respectively, as collateral for borrowings. In addition, there were $1 million and $164,000 in multifamily first mortgage real estate loans pledged to the FHLB at December 31, 2008 and 2007, respectively. Approximately $218 million and $128 million in indirect automobile loans were pledged to the Federal Reserve Bank of Atlanta at December 31, 2008 and 2007, respectively, as collateral for potential Discount Window contingent borrowings.

Loans in nonaccrual status totaled approximately $98 million, $14 million, and $5 million at December 31, 2008, 2007 and 2006, respectively. The average recorded investment in impaired loans during 2008, 2007, and 2006 was approximately $68 million, $13 million, and $4 million, respectively. If such impaired loans had been on a full accrual basis, interest income on these loans would have been approximately $1.6 million, $188,000, and $133,000, in 2008, 2007, and 2006, respectively.

Loans totaling approximately $17 million, and $8 million, were transferred to other real estate in 2008, and 2007, respectively.

The Bank has loans outstanding to various executive officers, directors, and their related interests. Management believes that all of these loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other customers, and did not involve more than normal risks. The following is a summary of activity during 2008 for such loans (dollars in thousands):

Loan balances at January 1, 2008	**$1,392**
New loans	**320**
Less – Loan repayments	**(103)**
Loan balances at December 31, 2008	**$1,609**

The following is a summary of activity in the allowance for loan losses (dollars in thousands):

	December 31,		
	2008	**2007**	**2006**
Balance at beginning of year	**$ 16,557**	$14,213	$12,912
Provision for loan losses	**36,550**	8,500	3,600
Loans charged off	**(20,575)**	(7,517)	(3,689)
Recoveries on loans charged off	**1,159**	1,361	1,390
Balance at end of year	**$ 33,691**	$16,557	$14,213

Impaired loans are summarized as follows at December 31, 2008 and 2007 (dollars in thousands):

	December 31,	
	2008	**2007**
Impaired loans with related allowance for loan losses calculated under SFAS No. 114	**$ 97,851**	$17,591
Impaired loans with no related allowance for loan losses calculated under SFAS No. 114	**16,993**	11,544
Total impaired loans	**$114,844**	$29,135
Valuation allowance related to impaired loans	**$ 9,940**	$ 1,310

The average impaired loans and interest income recognized are summarized below (dollars in thousands):

	For the Years Ended December 31,		
	2008	**2007**	**2006**
Average impaired loans[(1)]	**$68,531**	$18,007	$24,958
Interest income recognized on impaired loans	**$ 596**	$ 1,845	$ 1,938
Cash basis interest recognized on impaired loans	**$ –**	$ –	$ 128

(1) Average based on end of month outstandings

5. Other Real Estate

There was no other real estate subject to a long-term first mortgage at December 31, 2008. There were write-downs totaling $2.4 million in 2008 and $85,000 in 2007 on other real estate owned recorded in other operating expenses. There were no write-downs on other real estate owned during 2006. There were proceeds from sales of approximately $7.6 million, $1.2 million, and $376,000 from other real estate owned by the Company in 2008, 2007, and 2006, respectively, resulting in net gains on sales of $197,000, $118,000 and $112,000 in 2008, 2007 and 2006, respectively.

Real estate owned consisted of the following (dollars in thousands):

	December 31,	
	2008	**2007**
Commercial	**$ 837**	$1,577
Residential	**9,197**	2,652
Lots	**7,113**	3,163
Gross other real estate	**17,147**	7,392
Valuation allowance	**(2,084)**	(85)
Total real estate owned	**$15,063**	$7,307

Gains on sales and capitalized costs related to real estate owned are summarized below (dollars in thousands):

	For the Years Ended December 31,		
	2008	**2007**	**2006**
Net gains on sales of real estate owned	**$197**	$118	$112
Capitalized costs of real estate owned	**$821**	$367	$ –

6. Premises and Equipment

Premises and equipment are summarized as follows (dollars in thousands):

	December 31,	
	2008	**2007**
Land	**$ 4,821**	$ 5,051
Buildings and improvements	**17,217**	14,983
Furniture and equipment	**16,865**	16,650
	38,903	36,684
Less accumulated depreciation and amortization	**(19,592)**	(17,863)
Premises and equipment, net	**$ 19,311**	$ 18,821

7. Deposits

Time deposits over $100,000 as of December 31, 2008 and 2007, were approximately $318 million and $285 million, respectively. Maturities for time deposits over $100,000 as of December 31, 2008, in excess of one year are as follows: $43 million in one to two years, $2 million in two to three years, and $3 million in three to five years. Related interest expense was $14 million, $16 million, and $12 million for the years ended December 2008, 2007, and 2006, respectively. Included in demand and money market deposits were NOW accounts totaling $94 million, $119 million, and $88 million at December 31, 2008, 2007, and 2006, respectively.

Brokered deposits obtained through investment banking firms under master certificates totaled approximately $190 million, $137 million, and $132 million as of December 31, 2008, 2007, and 2006, respectively, and were included in other time deposits. Brokered deposits outstanding at December 31, 2008, were acquired in 2008, 2007 and 2005 and had original maturities of 9 to 60 months. Brokered deposits outstanding at December 31, 2007, were acquired in 2007, 2006 and 2005 and had original maturities of 12 to 60 months. The weighted average cost of brokered deposits at December 31, 2008, 2007, and 2006, was 4.27%, 5.02%, and 4.60%, respectively, and related interest expense totaled $7.4 million, $5.9 million, and $5.5 million during 2008, 2007, and 2006, respectively.

8. Short-Term Borrowings

Short-term debt is summarized as follows (dollars in thousands):

	December 31, 2008	December 31, 2007
Unsecured overnight Federal funds purchased from commercial banks at an average rate of 3.85% at December 31, 2007	$ –	$ 5,000
Overnight repurchase agreements primarily with commercial customers at an average rate of 1.78% and 1.53% at December 31, 2008 and 2007, respectively	**52,517**	23,954
FHLB collateralized borrowing with a fixed rate of 4.56% at December 31, 2007 and a maturity date of January 30, 2008	–	20,000
FHLB collateralized borrowing with a fixed rate of 4.58% at December 31, 2007 and a maturity date of February 19, 2008	–	15,000
FHLB collateralized borrowing with a fixed rate of 2.44% at December 31, 2008, and a maturity date of April 3, 2009	**2,500**	–
Fixed rate debt collateralized with mortgage backed securities with an interest rate of 3.90% maturing November 17, 2008	–	7,000
Fixed rate debt collateralized with mortgage backed securities with an interest rate of 3.71% maturing December 11, 2008	–	5,000
Other short-term borrowings	**55,017**	70,954
Total	**$55,017**	$75,954

Short-term borrowings mature either overnight or on a remaining fixed maturity not to exceed one year. Overnight repurchase agreements consist primarily of balances in the transaction accounts of commercial customers swept nightly to an overnight investment account. All short-term repurchase agreements are collateralized with investment securities having a market value equal to or greater than, but approximating, the balance borrowed. Term fixed rate advances with the FHLB are collateralized with pledged qualifying real estate loans. A daily rate line of credit advance with the FHLB is a line collateralized with pledged qualifying real estate loans which may be increased or decreased daily and may be drawn on to the extent of available pledged collateral. It reprices daily and bears a rate comparable to that of overnight Federal funds. At December 31, 2008 and 2007, the Company had a collateralized line of credit with the FHLB, which required loans secured by real estate, investment securities or other acceptable collateral, to borrow up to a maximum of approximately $176 million and $169 million, respectively, subject to available qualifying pledged collateral. At December 31, 2008 and 2007, the Company had a contingent line of credit collateralized with consumer loans with the Federal Reserve Bank of Atlanta Discount Window. In addition, the Company had an unused term repurchase line available with another financial institution at December 31, 2008 and 2007, the borrowing amount is dependent upon the market value of securities available to transfer and the agreed upon Buyer's Margin Amount, as defined in the repurchase line. The Company had securities with an aggregate market value of $650,000 and $9 million available under the repurchase line at December 31, 2008 and 2007, respectively. Finally, the Company had $37 million and $62 million, respectively, in total unsecured Federal funds lines available with various financial institutions as of December 31, 2008 and 2007. The weighted average rate on short-term borrowings outstanding at December 31, 2008, 2007, and 2006, was 1.81%, 3.44% and 4.10%, respectively.

9. Subordinated Debt and Other Long-Term Debt

Subordinated Debt and Other Long-term Debt are summarized as follows (dollars in thousands):

	December 31,	
	2008	2007
Subordinated Debt		
Fixed rate 30-year capital pass-through securities with interest at 10.875%, payable semi-annually, redeemable in whole or part on or after March 8, 2010, at a declining redemption price ranging from 105.438% to 100%	**$ 10,825**	$10,825
Fixed rate 30-year trust preferred securities with interest at 11.045%, payable semi-annually, redeemable in whole or part on or after July 19, 2010, at a declining redemption price ranging from 105.523% to 100%	**10,309**	10,309
Floating rate 30-year capital securities with interest adjusted quarterly at three-month LIBOR plus 3.10%, with a rate at December 31, 2008 and 2007, of 4.57% and 7.96%, respectively, with interest payable quarterly, redeemable in whole or part on or after June 26, 2008, at a redemption price of 100%	**15,464**	15,464
Floating rate 30-year capital securities with interest adjusted quarterly at three-month LIBOR plus 1.89%, with a rate at December 31, 2008 and 2007, of 3.76% and 6.88%, respectively, with interest payable quarterly, redeemable in whole or part on or after March 17, 2010, at a redemption price of 100%.	**10,310**	10,310
Floating rate 30-year capital securities with interest fixed at 6.62% until September 15, 2012, when the interest rate will become variable and adjusted quarterly at three-month LIBOR plus 1.40%, with interest payable quarterly, redeemable in whole or part on or after September 15, 2012, at a redemption price of 100%.	**20,619**	20,619
Subordinated debt	**67,527**	67,527
Long-Term Debt		
FHLB three year European Convertible Advance with interest at 4.06% maturing November 5, 2010, with a one-time FHLB conversion option to reprice to a three-month LIBOR-based floating rate at the end of one year	**25,000**	25,000
FHLB four year Fixed Rate Advance with interest at 3.2875% maturing March 12, 2012	**5,000**	–
FHLB five year European Convertible Advance with interest at 2.395% maturing March 12, 2013, with a one-time FHLB conversion option to reprice to a three-month LIBOR-based floating rate at the end of two years	**5,000**	–
FHLB five year European Convertible Advance with interest at 2.79% maturing March 12, 2013, with a one-time FHLB conversion option to reprice to a three-month LIBOR-based floating rate at the end of three years	**5,000**	–
FHLB four year Fixed Rate Credit Advance with interest at 3.24% maturing April 2, 2012	**2,500**	–
FHLB five year European Convertible Advance with interest at 2.40% maturing April 3, 2013, with a one-time FHLB conversion option to reprice to a three-month LIBOR-based floating rate at the end of two years	**2,500**	–
FHLB two year Fixed Rate Credit Advance with interest at 2.64% maturing April 5, 2010	**2,500**	–
Long-term debt	**47,500**	25,000
Total subordinated debt and long-term debt	**$115,027**	$92,527

Subordinated debt and other long-term debt note maturities as of December 31, 2008, are summarized as follows (dollars in thousands):

	Amount
2010	$ 27,500
2011	–
2012	7,500
2013	12,500
2014	–
Thereafter	67,527
Total	$115,027

The equity investments in the subsidiaries created to issue the obligations, the obligations themselves, and related dividend income and interest expense are reported on a deconsolidated basis in accordance with FASB Interpretation No. 46, "Consolidation of variable Interest Entities, an Interpretation of ARB No. 51 (Revised)," with the investments in the amount of $2 million reported as other assets and dividends included as other noninterest income. The obligations, including the amount related to the equity investments, in the amount of $67.5 million are reported as subordinated debt, with related interest expense reported as interest on subordinated debt.

The Company has five business trust subsidiaries that are variable interest entities, FNC Capital Trust I ("FNCCTI"), Fidelity National Capital Trust I ("FidNCTI"), Fidelity Southern Statutory Trust I ("FSSTI"), Fidelity Southern Statutory Trust II ("FSSTII") and Fidelity Southern Statutory Trust III ("FSSTIII") (collectively, the "Trust Subsidiaries"). During 2000, FNCCTI and FidNCTI and during 2003, 2005, and 2007 FSSTI, FSSTII, and FSSTIII, respectively, issued common securities, all of which were purchased and are held by the Company, totaling $2 million and are classified by the Company as other assets and trust preferred securities totaling $67.5 million classified as subordinated debt, which were sold to investors, with 30-year maturities. In addition, the $2 million borrowed from the business trust subsidiaries to purchase their respective common securities are classified as subordinated debt. The trust preferred securities are callable by the business trust subsidiaries on or after defined periods. The trust preferred security holders may only terminate the business trusts under defined circumstances such as default, dissolution, or bankruptcy. The trust preferred security holders and other creditors, if any, of each business trust have no recourse to the Company and may only look to the assets of each business trust to satisfy all debts and obligations.

The only assets of the Trust Subsidiaries are subordinated debentures of the Company, which were purchased with the proceeds from the issuance of the common and preferred securities. FNCCTI and FidNCTI have fixed interest rates of 10.875% and 11.045%, respectively, while FSSTI and FSSTII have current interest rates of 4.57% and 3.76%, respectively, and reprice quarterly at interest rates set at 3.10% and 1.89%, respectively, over three-month LIBOR. FSSTIII currently has a fixed rate of 6.62% until September 15, 2012 when it will be repriced quarterly at 1.40% over three-month LIBOR. The Company makes semi-annual interest payments on the subordinated debentures to FNCCTI and FidNCTI and quarterly interest payments to FSSTI, FSSTII, and FSSTIII which use these payments to pay dividends on the common and preferred securities. The trust preferred securities are eligible for regulatory Tier 1 capital, with a limit of 25% of the sum of all core capital elements. All amounts exceeding the 25% limit are includable in regulatory Tier 2 capital in the aggregate amount of 50% of the sum of all core capital elements (see Note 2 – "Regulatory Matters").

In November 2005, the Company entered into a $25 million 5-year FHLB European Convertible Advance collateralized with pledged qualifying real estate loans and maturing November 3, 2010, with interest at 4.38%, with a one-time FHLB conversion option at the end of the second year. Under the provisions of the advance, the FHLB converted the advance into a three-month LIBOR-based floating rate advance effective November 5, 2007, at which time the Company terminated the agreement without penalty. To replace this borrowing, on November 5, 2007, the Company entered into a $25 million three year FHLB European Convertible Advance collateralized with pledged qualifying real estate loans and maturing November 5, 2010. The advance bears interest at 4.06% with a one time FHLB conversion option in November, 2008 which was not exercised. Under the provisions of the advance, the FHLB had the option to convert the advance into a three-month LIBOR based floating rate advance.

In March of 2008, the Bank purchased approximately $20.0 million in fixed rate agency mortgage backed securities which were funded with $20.0 million in laddered two year through five year maturity long-term Federal Home Loan Bank advances. In April 2008, the Bank purchased $10 million in fixed rate agency mortgage backed securities which were funded with $10 million in laddered one year through five year Federal Home Loan Bank advances. The associated long-term advances are discussed below.

On March 12, 2008, the Company entered into a $5.0 million four year FHLB fixed rate advance collateralized with pledged qualifying real estate loans and maturing March 12, 2012. The advance bears interest at 3.2875%. The Bank may prepay the advance subject to a prepayment penalty. However, should the FHLB receive compensation from its hedge parties upon a prepayment, that compensation would be payable to the Bank less an administrative fee.

On March 12, 2008, the Company entered into a $5.0 million two year FHLB Bermudan convertible advance collateralized with pledged qualifying real estate loans and maturing March 12, 2010. The FHLB exercised its option on June 12, 2008 to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR. As a result of the conversion the Bank elected to prepay the advance on the conversion date.

On March 12, 2008, the Company entered into a $5.0 million five year FHLB European convertible advance collateralized with pledged qualifying real estate loans and maturing March 12, 2013. The advance had an interest rate of 2.395% at December 31, 2008. The FHLB has the one time option on March 12, 2010 to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR plus a spread charged by the FHLB to its members for an adjustable rate credit advance with the same remaining maturity.

On March 12, 2008, the Company entered into a $5.0 million five year FHLB European convertible advance collateralized with pledged qualifying real estate loans and maturing March 12, 2013. The advance had an interest rate of 2.79% at December 31, 2008. The FHLB has the one time option on March 14, 2011 to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR plus a spread charged by the FHLB to its members for an adjustable rate credit advance with the same remaining maturity.

On April 3, 2008, the Company entered into a $2.5 million five year FHLB European convertible advance collateralized with pledged qualifying real estate loans and maturing April 3, 2013. The advance had an interest rate of 2.40% at December 31, 2008. The FHLB has the one time option on April 5, 2010 to convert the interest rate from a fixed rate to a variable rate based on three-month LIBOR plus a spread charged by the FHLB to its members for an adjustable rate credit advance with the same remaining maturity.

On April 1, 2008, the Company entered into a $2.5 million four year FHLB Fixed Rate advance collateralized with pledged qualifying real estate loans and maturing April 2, 2012. The advance had an interest rate of 3.24% at December 31, 2008.

On April 4, 2008, the Company entered into a $2.5 million two year FHLB Fixed Rate advance collateralized with pledged qualifying real estate loans and maturing April 5, 2010. The advance had an interest rate of 2.64% at December 31, 2008.

If the Bank should decide to prepay any of the convertible advances above prior to conversion by the FHLB, it will be subject to a prepayment penalty. However, should the FHLB receive compensation from its hedge parties upon a prepayment, that compensation would be payable to the Bank less an administrative fee. Also, should the FHLB decide to exercise its option to convert the advances to variable rate, the Bank can prepay the advance on the conversion date and each quarterly interest payment date thereafter with no prepayment penalty.

There was no indebtedness to directors, executive officers, or principal holders of equity securities in excess of 5% of shareholders' equity at December 31, 2008 or 2007.

10. Income Tax

Income tax expense (benefit) attributable to pretax income consists of (dollars in thousands):

	Current	Deferred	Total
Year ended December 31, 2008:			
Federal	**$ (996)**	**$(6,108)**	**$(7,104)**
State	**14**	**(2,009)**	**(1,995)**
	$ (982)	**$(8,117)**	**$(9,099)**
Year ended December 31, 2007:			
Federal	$4,546	$(1,923)	$ 2,623
State	52	(321)	(269)
	$4,598	$(2,244)	$ 2,354
Year ended December 31, 2006:			
Federal	$5,378	$ (953)	$ 4,425
State	365	(104)	261
	$5,743	$(1,057)	$ 4,686

Income tax expense differed from amounts computed by applying the statutory U.S. Federal income tax rate to pretax income as a result of the following (dollars in thousands):

	2008	%	2007	%	2006	%
Taxes at statutory rate	**$(7,254)**	**(34.0)%**	$3,056	34.0%	$5,120	34.0%
Increase (reduction) in income taxes resulting from:						
State income tax expense, net of Federal income (benefit) tax	**(1,371)**	**(6.4)**	(177)	(2.0)	173	1.2
Cash surrender value of life insurance	**(345)**	**(1.6)**	(376)	(4.2)	(387)	(2.6)
Tax exempt income	**(324)**	**(1.5)**	(325)	(3.6)	(192)	(1.3)
Other, net	**195**	**.8**	176	2.0	(28)	(.2)
Income tax (benefit) expense	**$(9,099)**	**(42.7)%**	$2,354	26.2%	$4,686	31.1%

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007, are presented below (dollars in thousands):

	December 31,			
	2008		2007	
	Assets	Liabilities	Assets	Liabilities
Allowance for loan losses	**$12,789**	**$ –**	$6,183	$ –
Accelerated depreciation	–	**707**	–	691
Deferred loan fees, net	–	**53**	–	11
Deferred compensation	**849**	–	566	–
Other real estate	**1,821**	–	465	–
Visa settlement and indemnification	–	–	215	–
State tax carryforward	**627**	–	104	–
Unrealized holding gains and losses on securities available-for-sale	–	**817**	493	–
Other	**595**	**340**	336	67
	$16,681	**$1,917**	$8,362	$769

There is no valuation allowance provided at December 31, 2008 and 2007 for any of the deferred tax assets based on management's belief that all deferred tax asset benefits will be realized.

Uncertain Tax Positions

The Company is subject to the possibility of a tax audit in numerous jurisdictions in the U.S. until the applicable expiration of the statutes of limitations. For Federal and state purposes, the Company is no longer subject to tax examinations by tax authorities for tax years before 2005.

Effective January 1, 2007, the Company adopted FIN 48, "Accounting for Uncertainty in Income Taxes." See "Recent Accounting Pronouncements" for additional information. The reconciliation of our gross unrecognized tax benefits is as follows:

	2008	2007
Beginning balance	**$ 189,000**	$198,000
Gross increases to tax positions in prior periods	**117,000**	–
Gross decreases to tax positions in prior periods	**(35,000)**	–
Gross increases to current period tax positions	–	–
Reductions due to expiration of statute of limitations	**(75,000)**	(9,000)
Ending Balance	**$ 196,000**	$189,000

Unrecognized tax benefits related to federal and state tax positions may decrease by a range of $38,000 to $129,000 by December 31, 2009 due to tax years closing during 2009. The Company accrued approximately $46,000 and $70,000, for the payment of interest at December 31, 2008 and 2007, respectively. For financial accounting purposes, interest and penalties accrued, if any, are classified as other expense. The amount of unrecognized tax benefits at December 31, 2008 that if recognized would impact the Company's effective tax rate is $150,000.

11. Employee Benefits

The Company maintains a 401(k) defined contribution retirement savings plan (the "Plan") for employees age 21 or older. Employees' contributions to the Plan are voluntary. The Company matches 50% of the first 6% of participants' contributions in Fidelity Southern Corporation common stock. For the years ended December 31, 2008, 2007, and 2006, the Company contributed $429,409, $362,927, and $333,423 respectively, net of forfeitures, to the Plan.

The Company's 1997 Stock Option Plan authorized the grant of options to management personnel for up to 500,000 shares of the Company's common stock. All options granted have three to eight year terms and vest ratably over three to five years of continued employment. No options may be or were granted after March 31, 2007, under this plan.

The Fidelity Southern Corporation Equity Incentive Plan (the "2006 Incentive Plan"), permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other incentive awards ("Incentive Awards"). The maximum number of shares of our common stock that may be issued under the 2006 Incentive Plan is 750,000 shares, all of which may be stock options. Generally, no award shall be exercisable or become vested or payable more than 10 years after the date of grant. Options granted under the 2006 Incentive Plan have four year terms and vest ratably over three years of continued employment. There were 362,000 options granted during 2008 under the 2007 Incentive Plan and a total of 4,167 incentive shares have been awarded to numerous individuals based on longevity. During 2008, the Company accrued $54,000 related to incentive share awards to be distributed in 2009. Incentive awards available under the 2006 Incentive Plan totaled 323,166 shares at December 31, 2008.

The per share weighted fair value of stock options is calculated using the Black-Scholes option pricing model. Expected volatilities are based on implied volatilities from historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. All option grantees are considered one group for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate period within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair values of the options granted were based upon the discounted value of future cash flows of options using the following assumptions:

	2008	2007	2006
Risk-free rate	**3.27%**	4.88%	4.60%
Expected term of the options (in years)	**4**	3	3
Expected forfeiture	**15.00%**	15.00%	–%
Expected dividends	**.14**	1.93	1.52
Expected volatility	**28.53**	15.48	22.23

A summary of option activity under the plan as of December 31, 2008, and changes during the year then ended is presented below:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	178,905	$18.10		
Granted	362,000	4.60		
Exercised	–	–		
Forfeited	23,831	12.78		
Outstanding at December 31, 2008	517,074	$ 8.89	3.85	$ –
Exercisable at December 31, 2008	71,331	$17.49	2.37	$ –

The weighted-average grant-date fair value of share options granted during the years 2008, 2007 and 2006 was $.93, $2.62 and $3.40, per share, respectively. The aggregate intrinsic value of share options exercised during the years ended December 31, 2007, and 2006 was $119,000, and $282,000, respectively. There were no options exercised during the year ended December 31, 2008. Cash received from option exercise for the years ended December 31, 2007 and 2006 was $161,000, and $198,000, respectively. There were no tax benefits realized from option expenses during the years ended December 31, 2008, 2007 and 2006.

A summary of the status of the Company's nonvested share options as of December 31, 2008, and changes during the year then ended is presented below:

	Number of share options	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2008	161,643	$2.81
Granted	362,000	.93
Vested	55,903	2.83
Forfeited	21,997	1.85
Nonvested at December 31, 2008	445,743	$1.33

As of December 31, 2008, there was $353,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. The cost is expected to be recognized over a weighted average period of 1.98 years. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was $158,000, $49,000, and $44,000, respectively. The Company has a policy of issuing shares from the Company's authorized and unissued shares to satisfy share option exercises and expects to issue an insignificant amount of shares for share option exercises during 2009.

12. Commitments and Contingencies

The approximate future minimum rental commitment as of December 31, 2008, for all noncancellable leases with initial or remaining terms of one year or more are shown in the following table (dollars in thousands):

	Amount
2009	$2,550
2010	2,504
2011	2,149
2012	1,013
2013	918
Thereafter	571
Total	$9,705

Rental expense for all leases amounted to approximately $2,637,000, $2,483,000, and $2,303,000 in 2008, 2007, and 2006, respectively, net of sublease revenues of $2,000 in 2008 and 2007. There were no sublease revenues in 2006.

Due to the nature of their activities, the Company and its subsidiaries are at times engaged in various legal proceedings that arise in the normal course of business, some of which were outstanding at December 31, 2008. While it is difficult to predict or determine the outcome of these proceedings, it is the opinion of management and its counsel that the ultimate liabilities, if any, will not have a material adverse impact on the Company's consolidated results of operations or its financial position.

The Federal Reserve Board requires that banks maintain cash on hand and reserves in the form of average deposit balances at the Federal Reserve Bank based on the Bank's average deposits. At December 31, 2008, the available credits exceeded the reserve requirement and only minimal balances were maintained to provide a positive reserve balance.

In 2007, the Company recorded a charge of $567,000 pretax for its proportional share of a settlement of the Visa litigation with American Express, a reserve for the lawsuit between Visa and Discover Financial Services, and the incremental liability for certain other Visa litigation under our indemnification obligation as a Visa member bank. In 2008, this accrual was reversed after the successful public offering of Visa stock. As of December 31, 2008 the Company had a $152,000 pretax charge recorded for its proportional share of additional litigation expense related to its Visa indemnification obligation.

13. Shareholders' Equity

Generally, dividends that may be paid by the Bank to FSC are subject to certain regulatory limitations. In particular, under Georgia banking law applicable to Georgia state chartered commercial banks such as the Bank, the approval of the GDBF will be required if the total of all dividends declared in any calendar year by the Bank exceeds 50% of the Bank's net profits for the prior year or if certain other provisions relating to classified assets and capital adequacy are not met. Based on this rule, at December 31, 2008 and 2007, the Bank could pay approximately zero and $4 million in dividends for 2009 and 2008, respectively, without GDBF regulatory approval. In December 2008, Fidelity Bank signed a memorandum of understanding ("MOU") with the GDBF and the Federal Deposit Insurance Corporation (the "FDIC"). The MOU, which relates primarily to the Bank's asset quality and loan loss reserves, requires that the Bank submit plans and report to the GDBF and the FDIC regarding its loan portfolio and profit plans, among other matters. The MOU also requires that the Bank maintain its Tier 1 Leverage Capital ratio at not less than 8% and an overall well-capitalized position as defined in applicable FDIC rules and regulations during the life of the MOU. Additionally, the MOU requires that, prior to declaring or paying any cash dividends to the Company, the Bank must obtain the prior written consent of the GDBF and the FDIC. At December 31, 2008 and 2007, the Bank's total shareholders' equity was approximately $177 million and $136 million, respectively. In 2008 and 2007, FSC invested $52 million and $5 million, respectively in the Bank in the form of capital infusions.

On December 19, 2008, as part of the Treasury's Capital Purchase Program, Fidelity entered into a Letter Agreement ("Letter Agreement") and a Securities Purchase Agreement – Standard Terms with the Treasury, pursuant to which Fidelity agreed to issue and sell, and the Treasury agreed to purchase (1) 48,200 shares (the "Preferred Shares") of Fidelity's Fixed Rate Cumulative Perpetual Preferred Stock, Series A, having a liquidation preference of $1,000 per share, and (2) a ten-year warrant (the "Warrant") to purchase up to 2,266,458 shares of the Company's common stock, no par value ("Common Stock"), at an exercise price of $3.19 per share, for an aggregate purchase price of $48.2 million in cash. The Preferred Shares qualify as Tier I capital under risk-based capital guidelines and will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Preferred Shares may be redeemed after December 19, 2011 at the stated amount of $1,000 per share plus any accrued and unpaid dividends. The Preferred Shares are non-voting except for class voting rights on matters that would adversely affect the rights of the holders of the Preferred Shares.

Pursuant to the terms of the Letter Agreement, the ability of Fidelity to declare or pay dividends or distributions its common stock is subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share ($0.01) declared on the common stock prior to December 19, 2008, as adjusted for subsequent stock dividends and other similar actions. In addition, as long as the Preferred

Shares are outstanding, dividend payments are prohibited until all accrued and unpaid dividends are paid on such preferred stock, subject to certain limited exceptions. This restriction will terminate on the third anniversary of the date of issuance of the Preferred Shares or, if earlier, the date on which the Preferred Shares have been redeemed in whole or the Treasury has transferred all of the Preferred Shares to third parties.

Also, under current Federal regulations, the Bank is limited in the amount it may loan to its nonbank affiliates, including FSC. As of December 31, 2008 and 2007, there were no loans outstanding from the Bank to FSC.

Earnings per share were calculated as follows:

	For the Years Ended December 31,		
	2008	2007	2006
Net income	$(12,236)	$6,634	$10,374
Less dividends on preferred stock	(106)	–	–
Net income available to shareholders	$(12,342)	$6,634	$10,374
Average common shares outstanding	9,431	9,331	9,268
Effect of stock dividends	94	94	93
Average common shares outstanding – basic	9,525	9,425	9,361
Dilutive stock options and warrants	–	14	11
Average common shares outstanding – dilutive	9,525	9,439	9,372
Earnings per share – basic	$ (1.30)	$ .70	$ 1.11
Earnings per share – dilutive	$ (1.30)	$ .70	$ 1.11

In November 2008, the Company issued a stock dividend equal to one share for every 200 shares owned as of the record date. In January of 2009, the Company issued a stock dividend equal to one share for every 200 shares owned as of the record date. Basic and diluted earnings per share for prior years have been retroactively adjusted to reflect these stock dividends as shown below:

	2007	2006
Basic EPS, previously reported	$ .71	$1.12
Effect of stock dividend	(.01)	(.01)
Restated basic EPS	$ .70	$1.11
Dilutive EPS, previously reported	$ .71	$1.12
Effect of stock dividend	(.01)	(.01)
Restated dilutive EPS	$ .70	$1.11

14. Components of Other Comprehensive Income (Loss)

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting comprehensive (loss) income. Comprehensive (loss) income includes net income and other comprehensive (loss) income, which is defined as non-owner related transactions in equity. The only other comprehensive (loss) income item is unrealized gains or losses, net of tax, on securities available-for-sale.

The amounts of other comprehensive (loss) income included in equity with the related tax effect and the accumulated other comprehensive (loss) income are reflected in the following schedule (dollars in thousands):

	Gain/(Loss) Before Tax	Tax (Expense) /Benefit	Accumulated Other Comprehensive Income/(Loss)
January 1, 2006			$(1,434)
Unrealized market adjustments for the period	$ (251)	$ 95	(156)
Less adjustment for net gains included in income	–	–	–
December 31, 2006	$ (251)	$ 95	(1,590)
Unrealized market adjustments for the period	$1,268	$ (481)	787
Less adjustment for net gains included in income	2	(1)	1
December 31, 2007	$1,266	$ (480)	(804)
Unrealized market adjustments for the period	**$3,493**	**$(1,327)**	**2,166**
Less adjustment for net gains included in income	**47**	**(18)**	**29**
December 31, 2008	**$3,446**	**$(1,309)**	**$ 1,333**

15. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" for financial assets and financial liabilities with the exception of the application to nonfinancial assets and liabilities measured at fair value on a nonrecurring basis (such as other real estate) in accordance with FAS 157-2. SFAS No. 157 establishes a common definition of fair value and framework for measuring fair value under U.S. GAAP. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly, for substantially the full term of the asset or liability;

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

A financial instrument's level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement. The following table presents the assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the consolidated statements of financial position at September 30, 2008 (dollars in thousands).

	Fair Value Measurements at December 31, 2008			
	Total	Quoted Prices in Active Markets for Identical Securities Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Available-for-sale securities	$128,749	$ –	$128,749	$ –

Investment Securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. The investments in the company's portfolio are generally not quoted on an exchange but are actively traded in the secondary institutional markets.

The following table presents the assets that are measured at fair value on a non-recurring basis by level within the fair value hierarchy as reported on the consolidated statements of financial position at December 31, 2008 (dollars in thousands).

	Fair Value Measurements at December 31, 2008			
	Total	Quoted Prices in Active Markets for Identical Securities Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
SBA loans held-for-sale	$39,873	$ –	$ –	$39,873
Impaired loans	97,851	–	–	97,851
	$137,724	$ –	$ –	$137,724

Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or fair value. Fair value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy. Collateral may include real estate, or business assets including equipment, inventory and accounts receivable. The value of real estate collateral is determined based on an appraisal by qualified licensed appraisers hired by the Company. The value of business equipment is based on an appraiser hired by the Company. The value of business equipments is based on an appraisal by qualified licensed appraisers hired by the Company if significant, or the equipment's net book value on the business' financial statements. Inventory and accounts receivable collateral are valued based on independent field examiner review or aging reports. Appraised and reported values may be discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and client's business. Impaired loans are evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.

SBA loans held-for-sale are valued based on observable current market prices or, if quoted market prices are not available, on quoted market prices of comparable instruments. In instances when significant valuation assumptions are not readily observable in the market, instruments are valued based on the best available data in order to approximate fair value. This data may be internally-developed and considers risk premiums that a market participant would require.

SFAS 107, "Disclosures about Fair Value of Financial Instruments," ("SFAS 107") requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on settlements using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

	December 31,			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Financial Instruments (Assets):				
Cash and due from banks	**$ 68,841**	**$ 68,841**	$ 23,442	$ 23,442
Federal funds sold	**23,184**	**23,184**	6,605	6,605
Investment securities available-for-sale	**128,749**	**128,749**	103,149	103,149
Investment securities held-to-maturity	**24,793**	**25,467**	29,064	28,727
Investment in FHLB stock	**5,282**	**5,282**	5,665	5,665
Total loans	**1,443,862**	**1,456,135**	1,452,013	1,466,016
Total financial instruments (assets)	**1,694,711**	**$1,707,658**	1,619,938	$1,633,604
Non-financial instruments (assets)	**68,402**		66,546	
Total assets	**$1,763,113**		$1,686,484	
Financial Instruments (Liabilities):				
Noninterest-bearing demand deposits	**$ 138,634**	**$ 138,634**	$ 131,597	$ 131,597
Interest-bearing deposits	**1,305,048**	**1,314,211**	1,274,028	1,276,535
Total deposits	**1,443,682**	**1,452,845**	1,405,625	1,408,132
Short-term borrowings	**55,017**	**55,032**	75,954	75,930
Subordinated debt	**67,527**	**48,069**	67,527	65,343
Other long-term debt	**47,500**	**46,252**	25,000	24,728
Total financial instruments (liabilities)	**1,613,726**	**$1,602,198**	1,574,106	$1,574,133
Non-financial instruments (liabilities and shareholders' equity)	**149,387**		112,378	
Total liabilities and shareholders' equity	**$1,763,113**		$1,686,484	

The carrying amounts reported in the consolidated balance sheets for cash, due from banks, and Federal funds sold approximate the fair values of those assets. For investment securities, fair value equals quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or dealer quotes.

Ownership in equity securities of bankers' bank (FHLB stock) is restricted and there is no established market for their resale. The carrying amount is a reasonable estimate of fair value.

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the remaining maturities using estimated market discount rates that reflect the credit and interest rate risk inherent in the loans.

Fair value for significant nonperforming loans is estimated taking into consideration recent external appraisals of the underlying collateral for loans that are collateral dependent. If appraisals are not available or if the loan is not collateral dependent, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

The fair value of deposits with no stated maturities, such as noninterest-bearing demand deposits, savings, interest-bearing demand, and money market accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows based on the discount rates currently offered for deposits of similar remaining maturities.

The carrying amounts reported in the consolidated balance sheets for short-term debt approximate those liabilities' fair values.

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities.

For off-balance sheet instruments, fair values are based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing for loan commitments and letters of credit. Fees related to these instruments were immaterial at December 31, 2008 and 2007, and the carrying amounts represent a reasonable approximation of their fair values. Loan commitments, letters and lines of credit, and similar obligations typically have variable interest rates and clauses that deny funding if the customer's credit quality deteriorates. Therefore, the fair values of these items are not significant and are not included in the foregoing schedule.

This presentation excludes certain financial instruments and all nonfinancial instruments. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles, and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

16. Financial Instruments With Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments, which include commitments to extend credit and letters of credit, involve to varying degrees elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss, in the event of nonperformance by customers for commitments to extend credit and letters of credit, is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans. Loan commitments and other off-balance sheet exposures are evaluated by Credit Review quarterly and reserves are provided for risk as deemed appropriate.

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby and import letters of credit are commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments as deemed necessary.

The Company has undertaken certain guarantee obligations for commitments to extend credit and letters of credit that have certain characteristics as specified by FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" ("FIN 45"). As noted in Note 14, the fair value of credit and letters of credit are insignificant to the Company.

Financial instruments with off-balance sheet risk at December 31, 2008, are summarized as follows (dollars in thousands):

Financial Instruments Whose Contract Amounts Represent Credit Risk:

	December 31, 2008
Loan commitments:	
Commercial real estate, construction and land development	$ 80,414
Commercial	55,997
SBA	5,013
Home equity	47,728
Mortgage loans	3,534
Lines of credit	1,725
Standby letters of credit and bankers acceptances	8,413
Federal funds line	–
Total loan commitments	$202,824

17. Other Assets, Other Liabilities and Other Operating Expenses

Other assets and other liabilities at December 31, 2008 and 2007, consisted of the following (dollars in thousands):

	December 31,	
	2008	**2007**
Other Assets		
Receivables and prepaids	**$ 5,326**	$ 2,234
Deferred tax assets, net	**14,764**	7,593
Common stock of trust preferred securities subsidiaries	**2,027**	2,027
Investment in Georgia tax credits	**1,454**	1,657
Florida bank charter	**1,289**	1,289
Servicing assets	**3,043**	2,485
Other	**3,856**	3,624
Total	**$31,759**	$20,909
Other Liabilities		
Payables and accrued expenses	**$ 1,614**	$ 2,869
Other	**4,131**	2,786
Total	**$ 5,745**	$ 5,655

Other expenses for the years ended December 31, 2008, 2007, and 2006, consisted of the following (dollars in thousands):

	Years Ended December 31,		
	2008	**2007**	**2006**
Other Operating Expenses			
Employee expenses	**$ 720**	$1,338	$1,146
ATM, check card fees	**545**	522	486
Regulatory fees and assessments	**1,350**	545	486
Cost of operation of other real estate	**3,286**	105	–
Visa litigation expense	**(415)**	567	–
Other operating expenses	**3,327**	3,994	2,943
Total	**$8,813**	$7,071	$5,061

18. Condensed Financial Information of Fidelity Southern Corporation (Parent Company Only)

Condensed Balance Sheets

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Assets:		
Cash	**$ 14,488**	$ 18,890
Land	**189**	419
Investment in bank subsidiary	**177,209**	135,705
Investments in and amounts due from nonbank subsidiaries	**2,210**	2,389
Subordinated loans to subsidiaries	**10,000**	10,000
Other assets	**1,094**	1,059
Total assets	**$205,190**	$168,462
Liabilities:		
Long-term debt	**$ 67,527**	$ 67,527
Other liabilities	**1,059**	972
Total liabilities	**68,586**	68,499
Shareholders' Equity:		
Preferred stock	**43,813**	–
Common stock	**51,886**	46,164
Accumulated other comprehensive gain (loss), net of tax	**1,333**	(804)
Retained earnings	**39,572**	54,603
Total shareholders' equity	**136,604**	99,963
Total liabilities and shareholders' equity	**$205,190**	$168,462

Condensed Statements of Income

	Years Ended December 31, 2008	2007	2006
	(Dollars in thousands)		
Interest Income:			
Deposits in bank	**$ 295**	$ 449	$ 367
Subordinated loan to bank	**659**	853	831
Total interest income	**954**	1,302	1,198
Interest Expense – Long-term debt	**5,267**	4,928	4,361
Net Interest Expense	**(4,313)**	(3,626)	(3,163)
Noninterest Income:			
Lease income	**140**	120	120
Dividends from subsidiaries	**2,460**	3,990	3,640
Management fees	**664**	687	469
Other	**448**	161	138
Total noninterest income	**3,712**	4,958	4,367
Noninterest Expense	**662**	684	650
(Loss) income before income taxes and equity in undistributed income of subsidiaries	**(1,263)**	648	554
Income tax benefit	**(1,414)**	1,270	1,173
Income before equity in undistributed income of subsidiaries	**151**	1,918	1,727
Equity in undistributed income of subsidiaries	**(12,387)**	4,716	8,647
Net (Loss) Income	**$(12,236)**	$ 6,634	$10,374

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2008	**2007**	**2006**
	(Dollars in thousands)		
Operating Activities:			
Net (loss) income	**$(12,236)**	$ 6,634	$10,374
Equity in undistributed income of subsidiaries	**12,387**	(4,716)	(8,647)
Gain on sale of land	**(291)**	–	–
Proceeds from sale of land	**521**	–	–
(Increase) decrease in other assets	**(35)**	(153)	1,225
Increase (decrease) in other liabilities	**7**	45	(22)
Net cash flows provided by operating activities	**353**	1,810	2,930
Investing Activities:			
Net increase in loans to and investment in subsidiaries	**(52,000)**	(5,619)	(6,000)
Net cash flows used in investing activities	**(52,000)**	(5,619)	(6,000)
Financing Activities:			
Issuance of preferred stock	**48,200**	–	–
Issuance of subordinated debt	–	20,619	–
Issuance of Common Stock	**828**	1,204	624
Dividends paid	**(1,783)**	(3,357)	(2,964)
Net cash flows provided by (used in) financing activities	**47,245**	18,466	(2,340)
Net (decrease) increase in cash	**(4,402)**	14,657	(5,410)
Cash, beginning of year	**18,890**	4,233	9,643
Cash, end of year	**$ 14,488**	$18,890	$ 4,233

Item 9. ***Changes In and Disagreements With Accountants On Accounting and Financial Disclosure.***

None

Item 9A. ***Controls and Procedures***

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, Fidelity carried out an evaluation, with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined under Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, Fidelity's Chief Executive Officer and Chief Financial Officer concluded that Fidelity's disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There has been no change in Fidelity's internal control over financial reporting during the three months ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, Fidelity's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Fidelity Southern Corporation

We have audited Fidelity Southern Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fidelity Southern Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fidelity Southern Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fidelity Southern Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 12, 2009, expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
March 12, 2009

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by Item 10 is incorporated herein by reference to the information that appears under the headings "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," " Code of Ethics," and "Meetings and Committees of the Board of Directors," in the Company's Proxy Statement for the 2009 Annual Meeting of Shareholders ("Proxy Statement"). Pursuant to instruction 3 to paragraph (b) of Item 401 of Regulation S-K, information relating to the executive officers of Fidelity is included in Item 1 of this Annual Report on Form 10-K.

The Conflict of Interest/Code of Ethics Policy of the registrant is set forth on our website at www.fidelitysouthern.com.

Item 11. ***Executive Compensation***

The information required by Item 11 is incorporated herein by reference to the information that appears under the headings "Executive Compensation," "Compensation Committee Report," and "Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 12 is incorporated herein by reference to the information that appears under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement. Information relating to the Company's equity compensation plans is included in Item 5 of this Annual Report on Form 10-K under the heading "Equity Compensation Plan Information".

Item 13. ***Certain Relationships and Related Transactions***

The information required by Item 13 is incorporated herein by reference to the information that appears under the headings "Election of Directors" and "Certain Relationships and Related Party Transactions" in the Company's Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by Item 14 is incorporated by reference to the information that appears under the heading "Fees Paid by Fidelity to Ernst & Young" in the Company's Proxy Statement.

PART IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) *Documents filed as part of this Report*

(1) Financial Statements

(2) Financial Statement Schedules
All financial statement schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements and the Notes thereto in Item 8 above.

(3) Exhibits
The exhibits filed herewith or incorporated by reference to exhibits previously filed with the SEC are set forth in Item 15(b)

(b) *Exhibits*
The following exhibits are required to be filed with this Report by Item 601 of Regulation S-K.

Exhibit No.	**Name of Exhibit**
3(a)	Amended and Restated Articles of Incorporation of Fidelity Southern Corporation, as amended effective December 16, 2008
3(b)	By-Laws of Fidelity Southern Corporation, as amended (incorporated by reference from Exhibit 3(b) to Fidelity Southern Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)
4	See Exhibits 3(a) and 3(b) for provisions of the Amended and Restated Articles of Incorporation, as amended, and By-laws, which define the rights of the shareholders.
10(a)	Fidelity Southern Corporation Defined Contribution Master Plan and Trust Agreement and related Adoption Agreement, as amended (incorporated by reference from Exhibit 10(a) to Fidelity Southern Corporation's Registration Statement on Form 10, Commission File No. 0-22374)
10 (b)#	Amended and Restated Supplemental Deferred Compensation Plan (incorporated by reference from Exhibit 10.7 to Fidelity Southern Corporation's Form 8-K filed January 25, 2006)
10(c)#	Fidelity Southern Corporation 1997 Stock Option Plan (incorporated by reference from Exhibit A to Fidelity Southern Corporation's Proxy Statement, dated April 21, 1997, for the 1997 Annual Meeting of Shareholders)
10(d)#	Fidelity Southern Corporation Equity Incentive Plan dated April 27, 2006, (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed May 3, 2006)
10(e)#	Forms of Stock Option Agreements for the Fidelity Southern Corporation Equity Incentive Plan dated April 27, 2006 (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed January 18, 2007)
10(f)#	Employment Agreement among Fidelity, the Bank and James B. Miller, Jr., dated as of January 18, 2007 (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed January 22, 2007)

10(g)#	Employment Agreement among Fidelity, the Bank and H. Palmer Proctor, Jr., dated as of January 18, 2007 (incorporated by reference from Exhibit 10.2 to Fidelity Southern Corporation's Form 8-K filed January 22, 2007)
10(h)#	Executive Continuity Agreement among Fidelity, the Bank and James B. Miller, Jr., dated as of January 19, 2006 (incorporated by reference from Exhibit 10.3 to Fidelity Southern Corporation's Form 8-K filed January 25, 2006)
10(i)#	Executive Continuity Agreement among Fidelity, the Bank and H. Palmer Proctor, Jr., dated as of January 19, 2006 (incorporated by reference from Exhibit 10.4 to Fidelity Southern Corporation's Form 8-K filed January 25, 2006)
10(j)#	Executive Continuity Agreement among Fidelity, the Bank and Stephen H. Brolly dated as of May 22, 2006
10(k)#	Executive Continuity Agreement among Fidelity, the Bank and David Buchanan dated as of January 19, 2006 (incorporated by reference from Exhibit 10.6 to Fidelity Southern Corporation's Form 8-K filed January 25, 2006)
10(l)#	Form of 2009 Incentive Compensation Plan among Fidelity, the Bank and James B. Miller, Jr., H. Palmer Proctor, Jr., Stephen H. Brolly and David Buchanan dated as of January 22, 2009 (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed January 26, 2009)
10(m)	Director Compensation Arrangements (incorporated by reference for Exhibit 10(j) to Fidelity Southern Corporation's Annual Report on Form 10-K for the year ended December 31, 2005)
10(n)	Warrant to Purchase up to 2,266,458 shares of Common Stock, dated December 19, 2008 (incorporated by reference from Exhibit 4.1 to Fidelity Southern Corporation's Form 8-K filed December 19, 2008)
10(o)	Letter Agreement, dated December 19, 2008, including Securities Purchase Agreement — Standard Terms, incorporated by reference therein, between the Company and the United States Department of the Treasury (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed December 19, 2008)
10(p)	Form of Senior Executive Officer Agreement (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed December 19, 2008)
13	Annual Report to Shareholders
21	Subsidiaries of Fidelity Southern Corporation
23	Consent of Ernst & Young LLP
24	Powers of Attorney (included on signature page hereto)
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

# Indicates director and management contracts or compensatory plans or arrangements.

(c) *Financial Statement Schedules.*
See Item 15 (a) (2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Fidelity Southern Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELITY SOUTHERN CORPORATION

By: /s/ JAMES B. MILLER, JR.
JAMES B. MILLER, JR.
Chief Executive Officer and
Chairman of the Board
(Principal Executive Officer)

By: /s/ STEPHEN H. BROLLY
STEPHEN H. BROLLY
Chief Financial Officer
(Principal Financial and Accounting Officer)

March 13, 2009

POWER OF ATTORNEY AND SIGNATURES

Know all men by these presents, that each person whose signature appears below constitutes and appoints James B. Miller, Jr. and Stephen H. Brolly, or either of them, as attorney-in-fact, with each having the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Fidelity Southern Corporation and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES B. MILLER, JR. James B. Miller, Jr.	Chairman of the Board and Director (Principal Executive Officer)	March 13, 2009
/s/ STEPHEN H. BROLLY Stephen H. Brolly	Chief Financial Officer (Principal Financial and Accounting Officer)	March 13, 2009
/s/ DAVID R. BOCKEL Major General (Ret) David R. Bockel	Director	March 13, 2009
/s/ EDWARD G. BOWEN Edward G. Bowen, M.D.	Director	March 13, 2009
/s/ DONALD A. HARP, JR. Dr. Donald A. Harp, Jr.	Director	March 13, 2009
/s/ KEVIN S. KING Kevin S. King	Director	March 13, 2009
/s/ JAMES H. MILLER III James H. Miller III	Director	March 13, 2009
/s/ H. PALMER PROCTOR, JR. H. Palmer Proctor, Jr.	Director	March 13, 2009
/s/ ROBERT J. RUTLAND Robert J. Rutland	Director	March 13, 2009
/s/ W. CLYDE SHEPHERD III W. Clyde Shepherd III	Director	March 13, 2009
/s/ RANKIN M. SMITH, JR. Rankin M. Smith, Jr.	Director	March 13, 2009

EXHIBIT INDEX

Exhibit No.	Name of Exhibit
3(a)	Amended and Restated Articles of Incorporation of Fidelity Southern Corporation, as amended effective December 16, 2008
10(j)	Executive Continuity Agreement among Fidelity, the Bank and Stephen H. Brolly dated as of May 22, 2006
13	Annual Report to Shareholders
21	Subsidiaries of Fidelity Southern Corporation
23	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

FIDELITY SOUTHERN CORPORATION
FIDELITY BANK


James B. Miller, Jr.
Chairman


Major General (Ret)
David R. Bockel


Edward G. Bowen, M.D.


Dr. Donald A. Harp, Jr.


Kevin S. King


James H. Miller III


H. Palmer Proctor, Jr.
President


Robert J. Rutland
Founder


W. Clyde Shepherd III


Rankin M. Smith, Jr.

Boards of Directors

James B. Miller, Jr.
Chairman and CEO
Fidelity Southern Corporation
Fidelity Bank
LionMark Insurance Company
Board Member
Berlin American Companies
Interface, Inc.
American Software

Major General (Ret) David R. Bockel
Deputy Executive Director
Reserve Officers Association
of the United States
Washington, D.C.

Edward G. Bowen, M.D.
Retired
Gynecologist and
Obstetrician

Dr. Donald A. Harp, Jr.
Minister Emeritus
Adjunct Professor
Candler School of Theology
Emory University

Kevin S. King
Attorney
Executive Director
Greenfield Hebrew Academy

James H. Miller III
President and CEO
Southern Nuclear Operating Company

H. Palmer Proctor, Jr.
President
Fidelity Southern Corporation
Fidelity Bank
Secretary and Treasurer
LionMark Insurance Company

Robert J. Rutland, *Founder*
Chairman and CEO
Greyland Development Group

W. Clyde Shepherd III
President
Plant Improvement Co., Inc.
President
Toco Hill, Inc.

Rankin M. Smith, Jr.
Owner and Manager
Seminole Plantation


W. Clyde Shepherd, Jr.
Founder

W. Clyde Shepherd, Jr.,
Founder
Director Emeritus

Senior Management

James B. Miller, Jr.
Chairman and CEO
Fidelity Southern Corporation
Fidelity Bank
LionMark Insurance Company

H. Palmer Proctor, Jr.
President
Fidelity Southern Corporation
Fidelity Bank
Secretary and Treasurer
LionMark Insurance Company

Stephen H. Brolly
Chief Financial Officer
Fidelity Southern Corporation
Fidelity Bank
LionMark Insurance Company

David Buchanan
Vice President
Fidelity Southern Corporation
Executive Vice President
Fidelity Bank
President
LionMark Insurance Company

OFFICES

Banking Services

Mailing Address
P.O. Box 105075
Atlanta, GA 30348
(404) 639-6500

Internet Banking
www.lionbank.com

Telephone Banking
(404) 248-LION
(888) 248-LION outside Atlanta

Buckhead
3490 Piedmont Rd. NE
Atlanta, GA 30305
(404) 814-8114

Canton Road
830 Old Piedmont Rd.
Marietta, GA 30066
(770) 919-0175

Conyers
1945 GA Highway 138, North
Conyers, GA 30013
(404) 553-2300

Crabapple
10920 Crabapple Rd.
Roswell, GA 30075
(404) 553-2175

Decatur
160 Clairemont Ave.
Decatur, GA 30030
(404) 553-2025

Dunwoody
1425 Dunwoody Village Pkwy.
Dunwoody, GA 30338
(404) 553-2100

Jacksonville, FL
10151 Deerwood Park Blvd.
Building 200
Suite 100
Jacksonville, FL 32256
(904) 996-1000

Lawrenceville
415 Grayson Hwy.
Lawrenceville, GA 30045
(770) 237-0121

Merchants Walk
1223 Johnson Ferry Rd.
Marietta, GA 30068
(770) 973-5494

Newnan
102 Newnan Crossing Bypass
Newnan, GA 30265
(404) 553-2325

Northlake
2255 Northlake Pkwy.
Tucker, GA 30084
(404) 553-2050

Peachtree Center
260 Peachtree St.
Suite 100
Atlanta, GA 30303
(404) 524-1171

Peachtree Corners
3500 Holcomb Bridge Rd.
Norcross, GA 30092
(404) 553-2150

Perimeter Center
2 Perimeter Center East
Atlanta, GA 30346
(404) 553-2075

Perimeter West
135 Perimeter Center West
Atlanta, GA 30346
(404) 553-2200

River Exchange
2080 Riverside Pkwy.
Lawrenceville, GA 30043
(404) 553-2125

Roswell
1325 Hembree Rd.
Roswell, GA 30076
(770) 667-9797

Sandy Springs
225 Sandy Springs Cir.
Sandy Springs, GA 30328
(404) 553-2250

Southlake
1267 Southlake Circle
Morrow, GA 30260
(404) 553-2225

Sugarloaf
1115 Old Peachtree Rd.
Suwanee, GA 30024
(678) 512-7000

Terrell Mill
1642 Powers Ferry Road SE
Suite 230
Marietta, GA 30067
(770) 952-0212

Toco Hills
2936 North Druid Hills Rd.
Atlanta, GA 30329
(404) 553-2275

Vinings
3020 Paces Mill Road
Suite 150
Atlanta, GA 30339
(770) 434-7800

Winder
133 West Athens Street
Suite C
Winder, GA 30680
(404) 553-2000

Operations Center

Atlanta
3 Corporate Square
7th Floor
Atlanta, GA 30329
(404) 639-6500

Mortgage Services

(404) 248-5466
(888) 248-5466

Investment Services*

(404) 248-5466
(888) 248-5466

Credit Insurance

LionMark Insurance Company
(404) 639-6872

SBA Loan Production Office

Covington, GA
1122 Pace Street
Covington, GA 30014
(770) 784-1956

*Investment services offered exclusively through Reliance Corporation, LLC, member NASD/SIPC, an independent broker/dealer, and: are not FDIC insured or insured by any Federal Government Aggency; are not deposits or guaranteed by Fidelity Bank; and are subject to risk and my lose value.

Direct Stock Purchase and Dividend Reinvestment Plan
Fidelity Southern Corporation's Direct Stock Purchase and Dividend Reinvestment Plan was established to provide shareholders with an easy way to purchase shares of stock. This Plan allows shareholders to make initial direct stock purchases of $1,000 to $10,000. It also allows shareholders to reinvest their quarterly dividends and make cash investments in Fidelity's common stock for a minimum of $100 up to $10,000 per transaction and $120,000 per year. Go to www.bnymellon.com/shareowner/isd or www.fidelitysouthern.com to get more information and purchase online.

Executive Offices
3490 Piedmont Road, NE
Suite 1550
Atlanta, GA 30305
404-639-6500

Telephone Banking
404-248-LION (5466)
888-248-LION (5466)

Online Banking
www.lionbank.com

Main Office Number
404-639-6500

Independent Registered Public Accounting Firm
Ernst & Young LLP
Atlanta, GA

Legal Counsel
Kilpatrick Stockton LLP
Atlanta, GA

Financial Information
Shareholders and others seeking financial information about Fidelity may call Martha Fleming at 404-240-1504, write her at 3490 Piedmont Rd, N.E., Suite 1550, Atlanta, Georgia 30305, or go to www.fidelitysouthern.com and see Investor Relations for more information concerning Fidelity's products and services, news releases, financial information, and other material relating to Fidelity Southern Corporation.

Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Boulevard, 27th Floor
Jersey City, New Jersey 07310-1900
(866) 203-4394
(201) 680-6685 (Outside the U.S. and Canada)
(800) 231-5469 (TDD phone – Hearing Impaired)
www.bnymellon.com/shareowner/isd

As a Fidelity Southern Corporation shareholder, you are invited to take advantage of our convenient shareholder services or request more information about Fidelity Southern Corporation.

BNY Mellon Shareowner Services maintains the records for our registered shareholders and can help you with a variety of shareholder related services at no charge, including:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Dividend reinvestment enrollment
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

Access your investor statements online 24 hours a day, 7 days a week with MLinkSM. For more information, go to www.bnymellon.com/shareowner/isd.
You can also send mail to BNY Mellon at:
Fidelity Southern Corporation
c/o BNY Mellon Shareowner Services
P. O. Box 358015
Pittsburgh, PA 15252-8015

Market Price - Common Stock

2008	**High**	**Low**
Fourth Quarter	**$ 4.89**	**$ 1.49**
Third Quarter	**6.68**	**2.26**
Second Quarter	**8.68**	**4.26**
First Quarter	**10.30**	**7.24**

2007	**High**	**Low**
Fourth Quarter	**$15.05**	**$ 8.45**
Third Quarter	**17.44**	**12.98**
Second Quarter	**19.16**	**16.46**
First Quarter	**19.00**	**18.03**

As of March 5, 2009, there were approximately 750 shareholders of record. In addition, shares of approximately 1,400 beneficial owners of Fidelity's common stock were held by brokers, dealers, and their nominees.

Equal Opportunity Employer
Fidelity Southern Corporation is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers, and all other personnel policies will continue to be free from all discriminatory practices.

Our Mission:
Fidelity's mission is to continue growth, improve earnings and increase shareholder value;

to treat customers, employees, community and shareholders according to the Golden Rule;

and to operate within a culture of strong internal controls.

We are:
Atlanta's Community Bank

FIDELITY
SOUTHERN
CORPORATION

3490 Piedmont Road NE | Suite 1550 | Atlanta, Georgia 30305

(404) 248-LION

www.fidelitysouthern.com